FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F     X          Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

     Enclosure: ANNUAL REPORT TO BONDHOLDERS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 11 June 2003	By:	/s/ Christian Leu

	Name: Title:	Christian Leu Chief Financial Officer

Annual Report 2002/03

Leica Geosystems — Capture new dimensions

3-Year Overview
in CHF millions

	FY01	FY02	FY03

PROFIT & LOSS:
Total Sales	642.4	790.2	735.8
Sales from Continuing Operations	570.6	713.0	650.3
GPM%	49.0%	51.0%	50.8%
Operating Expenses	(258.0)	(441.5)	(342.5)
Gain on sale of discontinued operations	—	—	32.0

Operating Profit	56.6	(38.4)	63.2
Income/Loss from associates	(1.0)	0.1	(2.5)

EBIT	55.6	(38.3)	60.7

Depreciation Expense	(22.0)	(23.9)	(21.1)
Amortization of Intangibles	(19.9)	(111.7)*	(53.0)

Total Depreciation and Amortization	(41.9)	(135.6)	(74.1)

EBITDA	97.5	97.3	134.8
EBITDA Margin	15.2%	12.3%	18.3%
EBITA	75.5	73.4	113.8
EBITA Margin	11.8%	9.3%	15.5%
Finance Costs
Interest Expense	(19.2)	(18.2)	(15.4)
Amortization of debt acquisition, issuance and share offering costs	(53.9)	(2.8)	(2.6)
Foreign exchange gains/ (losses) on borrowings	6.0	6.2	(1.4)

Total Finance Costs	(67.1)	(14.8)	(19.4)
Income Taxes	3.5	(2.1)	(19.4)

Net Income	(8.0)	(55.3)	21.9

Basic EPS	(4.23)	(24.67)	9.80
Fully Diluted EPS	(4.23)	(24.67)	9.78
Cash EPS	0.54	30.66	40.71
BALANCE SHEET & CASH FLOW:
Net Working Capital	149.2	131.4	112.1
Net Working Capital/Sales	23.2%	15.9%	16.0%
Total Assets	759.0	807.2	681.9
Net Debt**	189.0	230.2	154.0
Net Equity	363.7	332.3	313.6
Return on Equity	(1.3)%	(11.5%)	3.0%
Debt/Equity	51%	69%	49%
Equity/Assets	47.9%	41.2%	46.0%
Cash Flow from Operations	28.4	72.8	72.2
Tangible Capital Expenditures	(21.9)	(18.6)	(20.7)
Intangible Capital Expenditures	(18.8)	(42.8)	(41.2)

Total Capital Expenditures	(40.7)	(61.4)	(61.9)

Total Employees	2,845	2,887	2,388

*	Includes a goodwill impairment charge of CHF 58.0 million related to Cyra Technologies.

**	Net debt is calculated as total debt, net of cash on hand and unamortized debt issue costs.

Letter to Shareholders
MEMBERS OF THE BOARD
Corporate Management Team
ORGANIZATION
Business Overview
STRATEGY
INNOVATION
Leica Geosystems Worldwide
Customers / International Market Survey
Financial Overview
EXECUTIVE SUMMARY
DISCONTINUED OPERATIONS
COMPARABILITY
OPERATING PERFORMANCE
BALANCE SHEET
FINANCING
CAPITAL EXPENDITURES
LIQUIDITY
CURRENCY AND EXCHANGE RATE EXPOSURE
SHARE PERFORMANCE
Divisional Overview
Surveying & Engineering Division
GIS & Mapping Division
Consumer Products Division
Metrology Division
New Businesses
Special Products Divison
Other Matters
SUSTAINABILITY
ENVIRONMENTAL RESPONSIBILITY
EMPLOYEES / SOCIAL RESPONSIBILITY
CORPORATE GOVERNANCE
STRUCTURE OF LEICA GEOSYSTEMS HOLDINGS AG
SHARES AND SHAREHOLDERS
Capital Structure & Voting Rights
Authorized Share Capital
Conditional Capital
Capital Changes
Largest Shareholder
Shareholders’ Meeting
Voting Rights & Restriction on Transferability of Shares
Nominees
BOARD OF DIRECTORS
Responsibilities of the Board of Directors
Board Committees
CORPORATE MANAGEMENT
COMPENSATION, SHARE AND OPTION OWNERSHIP
General Compensation Policy
Compensation — Non-Executive Directors
Compensation — Executive Director and Corporate Management
Equity Interest of the Board of Directors and Corporate Management
Other
FINANCIAL DISCLOSURE POLICY
Regular Reporting Cycle
Insider Trading Policy
INDEPENDENT AUDITORS
Audit Fees
All Other Fees
Relationship with Independent Auditors
Financial Statements
GENERAL INFORMATION
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOW
Summary of Risk Management Objectives and significant Accounting Policies
Notes to the Consolidated Financial Statements
Supplemental Financial Information
Glossary

Contents

Letter to Shareholders	4
Members of the Board	7
Corporate Management Team	8
Business Overview
Strategy	10
Innovation	11
Leica Geosystems Worldwide	12
Customers / International Market Survey	13
Financial Overview
Executive Summary	15
Discontinued Operations	15
Comparability	16
Operating Performance	16
Balance Sheet	19
Financing	20
Capital Expenditures	21
Liquidity	22
Currency and Exchange Rate Exposure	22
Share Performance	22
Divisional Overview
Surveying & Engineering Division	24
GIS & Mapping Division	27
Consumer Products Division	29
Metrology Division	32
New Businesses Division	35
Special Products Division	38
Other Matters
Sustainability	39
Environmental Responsibility	39
Employees / Social Responsibility	39
Corporate Governance	40
Financial Statements	56
Supplemental Financial Information	109
Glossary	117

Letter to Shareholders

Dear Shareholder

This was another year marked by global crisis and uncertainty. In response, we deliberately and systematically worked to reduce risks in our business by reducing operating costs and further de-leveraging our balance sheet. We also took the opportunity to sharpen our focus on traditional strengths and values, while keeping a critical eye on our investments for the future. Looking back on the past twelve months, we remain as convinced as ever about the strength of our portfolio and the steps we have taken to create lasting value for our shareholders.

In this overview we would like to share with you the key events of the year. We would also like to provide further insight into the traditional strengths and values of our Company, as well as our strategy, the rationale behind the major decisions taken during the year, and our business outlook for the year ahead.

Operating performance

We closed the year with signs of stability returning to our business. Total sales for the year were CHF 735.8 million, of which CHF 650.3 million were from continuing operations, i.e., excluding Vectronix and Wiltronic. Sales from continuing operations declined by 8.8% this year, which on a currency-adjusted basis would have been only two percent. We saw progressive growth in earnings throughout the year, as stable gross profit margins and savings from the FIT-Together program pushed our EBITDA margin to 14.0%, excluding gains on divestments of CHF 32 million. We recorded net income of CHF 21.9 million, and cash earnings per share of CHF 40.71, compared with a net loss of CHF (55.3) million and cash earnings per share of CHF 30.66 in the previous year. Through improvements in working capital and operating cash flow, and proceeds from our divestments, net debt dropped to a record low level of CHF 154 million at year end.

FIT-Together

In Fiscal Year 2002 we embarked on a comprehensive initiative to increase productivity throughout our operations and in so doing, significantly lower our fixed operating costs. We completed this initiative, termed FIT-Together, in October 2002. It was a challenging task that unfortunately entailed the reduction of our global workforce by over ten percent. As it stands today, however, we have lowered our annual costs by more than CHF 30 million. We believe that we can maintain costs at this level while continuing to make critical investments in strategic innovation and marketing initiatives.

Divestments

Our primary strategic objective is to be the world’s leading supplier of solutions for the capture, visual representation and modeling of spatial data. As part of measures designed to help us achieve this aim, we made a number of relevant acquisitions in 2001 and also initiated a program to divest our portfolio of elements that are not aligned with this strategy. In particular, we decided that our manufacturing and defense-related activities, together with direct ownership of non-operational real estate, are non-strategic. We have made significant progress towards the completion of this program. In January, we finalized two transactions, including the sale of 75% of our electrical component manufacturing operation, Wiltronic AG, and 100% of our defense business, Vectronix AG.

Customers

The loyalty of our customer base was recently confirmed by an independent customer survey. As part of this survey, over 600 existing and potential customers were contacted and asked their opinion on topics ranging from brand recognition to vendor selection criteria. The results show that our brand continues to head the list of industry players in terms of perceived quality and overall satisfaction. We also lead the field in criti-

cal buying requirements such as reliability, support and service. Throughout this annual report our employees will present several of the key vendor selection criteria identified by our customers and share their personal experiences in this context.

Innovation

Over the past several years, we have maintained an aggressive research and development program. This year was no exception, as we invested heavily into the development of new technologies and products. Two of our innovation projects won Swiss Technology Awards and were showcased at the world’s largest technology fair in Hanover, Germany, in April 2003. During the year we were granted 91 patents, registered 27 new patents, and have a total of 259 patents pending. We also released a stream of new products onto the market this year. These products, primarily in our growth-oriented markets, contributed immediately to the top line and pave the way for strong performance in the coming year. We also have a wide range of new products in the pipeline for release during the year ahead.

Business ethics and sustainability

The consistent application of solid corporate governance principles and adherence to high ethical standards are critical for the long-term success of any company. We are keenly aware of how important sustainability is for our investors. In early 2003, the Siri Group rated Leica Geosystems in the top ten of the 100 largest public Swiss companies in terms of social responsibility and environmental consciousness. The study evaluated companies on seven criteria, including business ethics, community, corporate governance, customers, employees and the environment. We trust you will find these results as satisfying as we did.

Strategy

Our strategy is to provide our customers with highly productive, leading-edge solutions that:

• Measure and capture spatial reality

• Model and edit this data

• Convert the data into maps and designs, and ultimately create a

• Visual representation of this information, increasingly in three dimensions

Furthermore, we will continue to extend our expertise in these areas to existing or attractive new market segments like surveying, mapping, construction, industrial segments like aerospace and automotive, as well as specific defense, homeland defense, and security applications. Our portfolio is a balance between mature markets, where we hold a well-established, leading market position, markets that are relatively young but with strong growth and profit potential, such as imaging, metrology and handheld distance measurement, and markets that are still in their infancy, such as laser scanning, 3-D GIS, and 3-D CAD. Our strategy is to maintain a balanced, measured approach towards expansion in these markets, focusing on our technological edge and market initiatives, while effectively containing costs in order to further improve the profitability and cash flow of our operations.

Looking forward

In the current global economic environment, it is difficult to provide a single, reliable guidance statement. However, assuming that economic and geo-political conditions remain unchanged, and that exchange rates in relation to the Swiss franc remain stable, we expect results for the full year to improve, particularly in the second half of the year, mainly due to the launch of a series of new products.

     At group level, sales will be lower than the previous year following the divestment of our Vectronix AG and Wiltronic AG operations. On a like-for-like basis, excluding the impact of these sales, we believe consolidated growth of approximately 5% is achievable. As we are expecting the seasonal nature of our business to revert to its long-established historical patterns, we assume that sales, and, in turn, EBITDA, will be lower during the first half of the year than the second.

     With stable gross profit margins and the positive influence of our Fit-Together program, we expect to further improve our EBITDA margin in the upcoming year. Profitability will be higher in the second half of the year as a consequence of higher sales and the timing of new product introductions. We further expect full year net income to be positive, despite a lower post-divestment sales base, with possible losses in the first and second quarter compensated by gains in the second half of the year. We believe this is achievable through increased operating margins and lower financing costs.

     We would like to express our gratitude to the employees of the Company. This has been a challenging year in many ways. Our employees demonstrated persistence and dedication in these tumultuous times and backed management in some of its more difficult decisions.

     Finally, on behalf of the Board of Directors, the management team and the employees of Leica Geosystems, we would like to thank our shareholders for your support and continued commitment to Leica Geosystems.

Sincerely

Mario Fontana	Hans Hess
Chairman of the	President and
Board of Directors	Chief Executive Officer

Leica Geosystems AG, June 5, 2003

MEMBERS OF THE BOARD
For further information about the members
of the Board, please refer to the Corporate
Governance Section of this report.

Mario FONTANA
(Non-Executive Director),
Chairman of the Board and member
of the Audit and Personnel and
Organization Committees — Swiss national

Markus RAUH
(Non-Executive Director),
Vice-Chairman of the Board, Chairman
of the Personnel and Organization
Committee and member of the Audit
Committee — Swiss national

Hans HESS
(Executive Director),
Member of the Board and
Chief Executive Officer —
Swiss national

Simon BALL
(Non-Executive Director),
Member of the Board and
Chairman of the Audit Committee —
British national

Dieter FRITSCH
(Non-Executive Director),
Member of the Board and
member of the Personnel and
Organization Committee —
German national

Secretary to the Board
Urs BRÜGGER — Swiss national

Independent Auditors: PricewaterhouseCoopers

Corporate Management Team

Hans HESS
Chief Executive Officer (CEO) and
Executive Director of the Board —
Swiss national

Christian LEU
Chief Financial Officer (CFO)
and Corporate Vice-President —
Swiss national

Eric POLL
Chief Human Resources Officer
(CHRO) and Corporate
Vice-President — Dutch national

Martin Nix
Chief Business Development
Officer (CBDO) and Corporate
Vice-President —
Australian national

Hans Grunditz
Chief Information Officer (CIO)
and Corporate Vice-President —
Swedish national

Klaus Brammertz
President Consumer Products
Division — German national

Erwin Frei
President New Businesses Division
— Swiss national

Walter Mittelholzer
President Metrology Division —
Swiss national

Bob Morris
President GIS & Mapping Division
— United States national

Clement Woon
President Surveying & Engineering
Division — Singaporean national

Jörg Wullschleger
President Special Products
Division, Interim President — Leica
Vectronix AG — Swiss national

For further information about
the members of the Corporate
Management Team, please refer
to the Corporate Governance
Section of this report.

ORGANIZATION

Leica Geosystems

GIS & Mapping

Consumer Products

Metrology

New Businesses

Special Products

Surveying & Engineering

Business Overview

STRATEGY

Our business centers on customers who collect and process measurements and position-related (spatial) information as a significant part of their daily work. Simply put, our strategy is to provide our customers with innovative tools and solutions for measuring, capturing, editing, modeling and visually representing spatial information. The components of our strategy are summarized below.

Portfolio

Surveying and Engineering operations are the cornerstone of our portfolio, with a strong market position, and solid profitability and cash flows. A number of newer business initiatives, which have their origins in our core surveying and mapping activities, are also being developed. These business initiatives are in image processing and photogrammetry for GIS and mapping, industrial measurement (metrology), construction related trades with the hand held DISTO™ and laser scanning (Cyra). We are pioneers and hold leading market positions in all of these activities, giving us the potential to accelerate sales growth, leverage the existing infrastructure of Leica Geosystems’ operations, and rapidly improve profitability over the next few years.

Products and Technologies

Our product offering consists of a full range of electronic instruments (sensors) that incorporate leading, viable technologies, such as lasers, GPS, scanning and imaging, to capture and measure spatial reality. These technologies, together with the associated software solutions, increase the speed and efficiency of spatial data processing for our customers. Software is an increasingly important part of our offering. It provides the means to extract specific geographic features and information from the raw data, to provide editing tools, to create models, and to provide a visual representation of the data during its progress to and from CAD systems and Geographic Information Systems. Supporting our customers in the productive utilization of these solutions via a solid global after-sales and support structure is one of the key criteria for the success of our strategy.

Our full range of technologies uniquely positions us to meet new trends in the fusion of electronic instruments and spatial data. This will allow Leica Geosystems to play a leading role in what is commonly referred to as geomatics. Geomatics is the use of modern information and communication technologies to capture, manage and exploit geographic or spatial information for a wide variety of applications. Although geomatics has its origins in the surveying, geography and mapping professions, the term is also used to describe many positioning and spatial activities, including industrial metrology.

Markets

Our strategy has been implemented through acquisitions and the organic development of existing operations. We now supply products and systems to a wider range of markets, that include terrestrial land and cadastral surveying, engineering and building construction, industrial measurement, selected areas of the Geographic Information Systems market, and the emerging 3D laser scanning markets. We are present in all major geographic regions, with more than 20 sales companies around the world and approximately 200 global sales partners. We are the most prominent European player in all of our major activities. Many of our product lines hold leading market positions in North America, Asia Pacific and the rest of the world, which together with significant businesses in other product lines, give us a very solid global presence.

INNOVATION

We offer a wide range of high-precision products that employ several core technologies. Additionally, we continue to launch innovative, technologically-advanced new products onto the market, and in this Fiscal Year, approximately 55% of our sales have been generated by products less than three years old. For several years, we have invested heavily in research and development projects, and in this past Fiscal Year invested CHF 76.9 million, or 10.4% of our total revenues in this area. In Fiscal Years 2002 and 2001, we invested CHF 85.5 million and CHF 47.3 million in research and development, respectively, representing 10.8% and 7.4% of our sales for those years.

Significant investments in research and development in advance of product launches

The integrated approach we adopt towards development touches on many aspects of our operations. The speed and efficiency of our efforts are enhanced by a close working relationship between our research and development and sales teams. Our sales network is responsible for understanding our customers’ evolving needs and providing feedback directly to our research and development teams. Designs for new products can then be quickly developed into prototypes, which are then analyzed, tested and re-engineered. We also actively pursue strategic relationships with companies that we believe are at the leading edge of technological progress.

Thread of core technologies throughout divisions

Leica Geosystems Worldwide

Canada	Austria	China (Hong Kong, Beijing)
Mexico	Denmark	India
United States:	France	Japan
Atlanta, GA	Germany	Korea
Grand Rapids, MI	Italy	Singapore
San Diego, CA	Netherlands
San Ramone, CA	Norway	and over 120 agencies
Torrance, CA	Portugal	worldwide
Spain
Sweden
Switzerland
Heerbrugg, SG
Glattbrugg, ZH
Unterentfelden, AG
United Kingdom

Customers / International Market Survey

CUSTOMERS

In our industry, we offer our customers one of the broadest ranges of products available from a single supplier. As a consequence, many of our customers come to us for complete solutions for their surveying, mapping and industrial measurement needs. These customers include:

•	Civil engineering and infrastructure surveyors

•	Mining & exploration surveyors

•	Mapping & titling companies

•	Utilities, forestry, agriculture and environmental monitoring agencies

•	Local, state and federal governmental agencies

•	Architects, builders, craftsmen, and estate agents

•	Aircraft, automobile, and heavy equipment manufacturers

     In December 2002 we commissioned an independent survey of existing and potential customers, as well as employees, in order to create an index to quantify and measure our progress in meeting customers’ needs and requirements. The survey focused on several key topics including brand recognition and key vendor selection criteria, and confirmed Leica Geosystems’ strong position within our markets. A few of the key findings are summarized below:

•	Leica Geosystems is the most widely recognized brand in our industry

•	The Leica Geosystems brand has the highest level of perceived quality in the industry

•	The Leica Geosystems brand is the “top of mind” brand in terms of “spontaneous awareness"

•	In terms of overall satisfaction, Leica Geosystems scored the highest rating in the industry

•	In terms of meeting vendor selection criteria, Leica Geosystems was the industry leader in:

•	Technical support and after sales service

•	Responsiveness to requests

•	Responsiveness to changing needs

•	Reliability of products

•	Compatibility of products

•	Product features that suit the needs of customers

As with the surveys we conducted in 1995 and 2000, we will use this information to build on our successes and improve those areas where needed.

International Market & Customer Satisfaction Survey 2002 Result:

In this industry, no one offers better technical support and customer service than Leica Geosystems.

The employees of Leica Geosystems continually focus on customers’ needs. At regular intervals, we ask current and prospective customers what traits they expect an ideal business partner to have, as well as their assessment of the services currently on offer in our markets. Our customers tell us that the most important factor influencing their purchasing decisions is the quality of technical support and the reliability of customer service; the market agrees that no one provides these services better than Leica Geosystems.

Financial Overview

EXECUTIVE SUMMARY

Total sales were CHF 735.8 million for the full year, a decline of 6.9% against the prior year. The strengthening of the Swiss franc heavily impacted the absolute level of sales, which, measured in currency-neutral terms, would have been 0.4% below the previous year. Sales benefited from greater stability in the underlying business conditions in our markets, the momentum generated by new product releases, and a return to the traditional pattern of higher sales in the third and fourth quarters. Sales from continuing operations, i.e., excluding revenue from Leica Vectronix AG and Wiltronic AG with effect from the beginning of the Fiscal Year, were CHF 650.3 million compared with CHF 713.0 million in the previous year, a decline of 8.8%. Adjusted for currency fluctuations, sales from continuing operations declined by two percent.

     Although gross profit margins from continuing operations declined slightly against the prior year, a steady stream of new products, combined with proportionally higher sales of larger-margin products in the overall sales mix, ensured that they remained at a healthy level.

     Our FIT-Together program, which formally ended in October 2002, brought about a significant decline in operating expenses during the second half of the year. Operating expenses were CHF 342.5 million compared with CHF 441.5 million in the previous year. Excluding the Cyra goodwill impairment charge of CHF 58 million included in the prior year amount, current year operating expenses would have declined by CHF 41.0 million, or 10.6% for the year. The largest cost reductions were in Marketing and Selling and General & Administrative expenses, which declined 10.9% and 13.6%, respectively. Net Research and Development expenses also declined over the prior year, but increased as a percentage of total sales.

     The sale of Leica Vectronix AG and Wiltronic AG in January 2003 materially impacted our earnings. As a consequence of these transactions, we recorded a pre-tax gain of CHF 32 million and related taxes of CHF 12.6 million. Additionally, with stable gross profit margins and lower operating expenses, earnings improved throughout the year. For the full year, the Company recorded EBITDA of CHF 134.8 million, with operative EBITDA excluding the gain on divestments of CHF 102.8 million, or 14% of sales, a significant improvement over the previous years result of CHF 97.3 million. Net income was CHF 21.9 million, or CHF 9.80 per share, compared with a net loss of CHF (55.3) million the previous year.

Sales

DISCONTINUED OPERATIONS

Following the sale of Leica Vectronix AG and Wiltronic AG, and in accordance with IAS 35, we have reclassified our financial statements for the current and previous two years to show the results for discontinued and continuing operations, respectively.

EBITDA

Continuing operations are those excluding Leica Vectronix and Wiltronic AG. Please refer to Footnotes 3 and 24 in the Financial Statements for further detail.

COMPARABILITY

Over the past few years, our financial statements have included a number of non-recurring, material items, which make direct comparisons between periods less meaningful. Specifically, in the fourth quarter of Fiscal Year 2002 we recorded a goodwill impairment charge of CHF 58 million related to our Cyra business, and in the fourth quarter of Fiscal Year 2003 we recorded a CHF 32 million pretax gain on divestments, with related tax charges of CHF 12.6 million. Additionally, we recorded charges related to the implementation of our FIT-Together program of CHF 4.7 million in Fiscal Year 2002 and CHF 4.2 million in fiscal year 2003.

OPERATING PERFORMANCE

Sales

In Fiscal Year 2003 total sales declined to CHF 735.8 million, down from CHF 790.2 million the previous year. Of the 6.9% total decline, approximately 6.5% is attributable to the strengthening of the Swiss franc against the US dollar and the euro, the Company’s primary trading currencies. Sales from continuing operations declined by 8.8% from CHF 713.0 million in Fiscal Year 2002 to CHF 650.3 million. On a currency-neutral basis, sales from continuing operations declined by two percent.

Sales / EBITDA

Sequential improvement in quarterly sales with increasing EBITDA margin

Europe remains largest market with 50% of total sales

     Details of divisional performance are contained in the individual division reports included in this Annual Report.

Regional Sales

Business conditions remained challenging in the United States, as low capital spending, constrained state and federal government budgets, and geopolitical uncertainty prior to the Iraq war, hampered contract closure. Sales in certain segments, however, increased during the year, particularly in defense and security applications, the automotive sector, and the semi-professional laser measurement markets. In the European market, conditions were mixed. Demand remained stable in our major European markets, and increased in southern and eastern Europe. In Asia, business remained encouraging, despite challenging market conditions. China in particular remains strong, with increasing opportunities in this market. There is also growing demand in Australia, particularly in Surveying & Engineering. Japan remained a disappointment, with minimal growth over compared with the previous year.

Gross Profit Margin

Margins declined against the prior year, due in part to the impact of a strengthening Swiss franc, but remain healthy with favorable contributions from high-range hardware products and software sales. Gross profit margins were 50.8% versus 51% in the previous year, and were 51.7% for continuing operations, versus 52.3% in the prior year. The slight decline in the current year reflects increased competitiveness in certain markets and the impact of currency fluctuations, offset by proportionally higher sales of software and high-end hardware in our GIS & Mapping and Metrology divisions.

Operating Expenses

We formally announced the completion of our FIT-Together initiative in October 2002. The results of this program exceeded initial expectations, with savings now expected to exceed CHF 30 million per year. This broad-based initiative spanned all divisions and corporate functions and included new manufacturing and component outsourcing agreements, manufacturing capacity reductions, and productivity improvement measures throughout the company. In conjunction with the implementation of FIT-Together, we reduced our work-force by over 10%, and incurred restructuring and associated costs of CHF 4.2 million and CHF 4.7 million in the current and previous Fiscal Years, respectively.

Operating expenses

excluding Cyra goodwill impairment in Q4 FY02

Significant decline in operating expenses after completion of FIT-Together

     Operating expenses were CHF 342.5 million compared with CHF 441.5 million in the prior year. If the Cyra goodwill impairment charge in Fiscal Year 2002 is excluded, operating expenses would have been lower by CHF 41.0 million, or 10.6%. The largest cost reductions were in Marketing and Selling and General & Administrative expenses, which declined 10.9% and 13.6%, respectively. Research and Development expenses also declined over the prior year, but increased from 8.6% to 9.0% as a percentage of total sales. Operating expenses from continuing operations, were CHF 326.5 million compared with CHF 422.1 million in the prior year. Excluding the Cyra goodwill impairment charge in Fiscal Year 2002, current year operating expenses would have been lower by CHF 38.1 million. Goodwill amortization charges also declined during the year as a result of the lower base amount of Cyra goodwill after the impairment in the prior year. Additionally, the strengthening Swiss franc had a positive influence on amortization charges.

(in CHF millions)	FY99	FY00	FY01	FY02	FY03	Average FY01-03

Cash expended on Research & Development:	-49.3	-45.6	-47.3	-85.5	-76.9	-69.9
Development costs capitalized under IAS 38	19.7	14.2	18.8	42.7	41.2	34.2
Amortization of previously capitalized costs	-0.2	-4.6	-9.9	-25.2	-30.3	-21.8
Net impact of IAS 38 on R&D costs in the period	19.6	9.6	8.9	17.5	10.9	12.4

Net R&D Costs recorded as operating expenses	-29.8	-36.0	-38.4	-68.0	-66.0	-57.5

(in %)	FY99	FY00	FY01	FY02	FY03	Average FY02-03

Cash Research & Development as % of sales	-10.5%	-8.5%	-7.4%	-10.8%	-10.4%	-9.5%
Development costs capitalized as % of sales	4.2%	2.6%	2.9%	5.4%	5.6%	4.6%
Amortization as % of sales	0.0%	-0.9%	-1.5%	-3.2%	-4.1%	-3.0%
Net impact of IAS 38 as % of sales	4.2%	1.8%	1.4%	2.2%	1.5%	1.7%

Net Research & Development costs as % of sales	-6.3%	-6.7%	-6.0%	-8.6%	-9.0%	-7.9%

Five-year trend in research & development costs

Research and Development Costs

On a net basis, i.e., after capitalization and amortization of previously capitalized costs, research and development costs declined by CHF 2.0 million. The decrease in research and development expenses is a result of CHF 9.3 million lower cash research and development costs offset by higher amortization costs.

     The Company has been going through a major innovation phase during the past two Fiscal Years. Additionally, the influence of the acquisitions made in Fiscal Year 2002 can be clearly seen in the capitalization and amortization figures. Significant innovation projects will continue into Fiscal Year 2004 as most divisions prepare for a number of major product launches. It is our view that capitalization and amortization will approach equilibrium in Fiscal Year 2004 and remain in balance in future periods.

Accounting for Research and Development Costs

All research and development costs are initially recorded in the Income Statement. Under IAS 38, hardware and software development costs that satisfy the criteria established under the standard are subsequently transferred out of the Income Statement (a reduction in costs) and recorded as an intangible asset on the Balance Sheet. Qualifying costs are capitalized from the point at which the technical feasibility, profitability and payback of the product are established, up to the point at which the product is released into the market.

     Capitalized development costs are subsequently amortized on a straight-line basis over the useful life of the products, which has generally been three years, but in no case more than five years from the product release date. Our judgment regarding the useful lives of capitalized development costs is based upon estimated market (sales) figures, industry trends, and long-range product development master plans.

     The difference between capitalized costs and amortization expense in the period results in either a net benefit or expense in research and development expenses, with an associated increase or decrease in Intangible Assets.

Other Operating Income / (Expense) Net

Other operating income and expense primarily includes goodwill amortization, restructuring costs, and gains or losses resulting from the disposal of assets. In Fiscal Year 2003, we reported net expenses of CHF 22.6 million in this category, including goodwill amortization of CHF 19.1 million, and restructuring costs of CHF 4.2 million. In the previous year, the net expense amount of CHF 89.3 million was comprised of goodwill amortization of CHF 85 million, including the CHF 58 million Cyra impairment, and CHF 4.7 million in restructuring costs.

     In the fourth quarter of this Fiscal Year, we recorded a gain before taxes of CHF 32.0 million on the sale of Vectronix and Wiltronic. This amount is shown as a separate line item in the profit and loss statement. In conjunction with this gain, we recorded a corresponding tax charge of CHF 12.6 million, which is included under current period tax expenses.

     At the end of Fiscal Year 2002, it was determined that the goodwill associated with the Cyra acquisition exceeded its recorded value by CHF 58.0 million, and the item was subsequently written down by that amount. The fair value of Cyra Technologies was determined by discounting the net future anticipated cash flows using a discount rate of 15.5%. A similar analysis was performed this Fiscal Year with the conclusion that no additional impairment was necessary.

Net Income / (Loss) from Associated Companies

We recorded a net loss from associated companies of CHF (2.5) million in the current Fiscal Year, compared with a net gain of CHF 0.1 million in the previous year. The loss in the current year stems from the write-off of our minority investments in NovaLIS and MetricVision Inc. The combined write-off of these investments amounted to CHF 2.84 million.

Earnings Before Interest and Taxes (EBIT)

Earnings during the year benefited from stable gross profit margins, significantly lower operating expenses, and gains on divestments. EBIT was CHF 60.7 million in Fiscal Year 2003, compared with a loss of CHF (38.3) million in the prior year. Excluding the gain on divestments in the current year and the Cyra impairment in the previous year, EBIT would have been 28.7 million, or 4.3% of total sales, versus CHF 19.7 million, or 2.5% in the prior Fiscal Year.

Earnings Before Interest, Taxes,
Depreciation and Amortization
(EBITDA)

EBITDA was CHF 134.8 million in the current year, a significant increase over the prior year’s amount of CHF 97.3. Excluding the CHF 32 million divestment gain in the current year, EBITDA would have been CHF 102.8 million, or 14% of sales, an increase of 5.4% over the previous year.

Finance Costs

Finance costs increased to CHF 19.4 million in the current Fiscal Year, up from CHF 14.8 million. Finance costs include direct interest costs on outstanding borrowings, non-cash amortization of capitalized debt issue costs, and realized, non-cash gains or (losses) from exchange rate movements on financing transactions in currencies other than the Swiss franc.

     As a result of lower debt levels and interest rates, direct interest costs decreased by CHF 2.9 million in Fiscal Year 2003, down to CHF 15.4 million. The strengthening of the Swiss franc during the year, however, resulted in currency translation losses on borrowings of CHF 1.4 million in the current year versus a net gain of CHF 6.2 million in the previous year. Amortization of debt issue costs remained more or less stable at CHF 2.6 million.

Income Tax Benefit / (Expense)

Income taxes were CHF 19.4 million in Fiscal Year 2003, approximately CHF 12.6 million of which are directly related to the gain on the divestment of Vectronix and Wiltronic. Excluding these taxes, income taxes for the year would have been CHF 6.8 million, compared with CHF 2.1 million in Fiscal Year 2002. Taxes in Fiscal Year 2002 were lower primarily as a result of tax loss carry-forwards in the United States that were used to offset direct income taxes in the period.

Net Income / (Loss) and Earnings Per Share

The Company recorded a net profit of CHF 21.9 million in Fiscal Year 2003 compared with a net loss of CHF (55.3) million in the previous year. Earnings per share rose accordingly to CHF 9.80 for the current year, compared with a net loss per share of CHF (24.67) in the prior year. Cash earnings per share were CHF 40.71 for the current Fiscal Year, compared with CHF 30.66 in the prior year. Cash earnings per share are calculated as net earnings plus depreciation and non-cash amortization charges (i.e. goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

BALANCE SHEET

Net Working Capital

Subsequent to the divestments in the fourth quarter, net working capital declined to CHF 112.1 million, or 16.0% of sales, the lowest point during Fiscal Year 2003. The Company continues to focus on reducing working capital investments through stringent credit granting and collection policies, optimization of supply-chain, inventory planning and logistics procedures, and prudent trade payables management.

Intangible Assets

Our intangible assets are comprised primarily of goodwill from the Leica Geosystems Group Acquisition in 1998 and subsequent acquisitions, and capitalized product development costs under IAS 38. Intangible assets totaled CHF 269.6 million at the end of the year, down CHF 61.3 million from Fiscal Year 2002. The recorded value of

Majority of Goodwill relates to Leica Geosystems' brand and proprietary know-how intangible assets declined significantly in the current year as a result of the lower US dollar/Swiss franc exchange rate, the write-off of goodwill attributed to Vectronix in conjunction with the divestment in January, as well as routine amortization charges. Intangible assets declined to 39.4% of our total assets at year-end, compared with 40.8% at the end of Fiscal Year 2002.

Goodwill

Of the total CHF 177.5 million in goodwill, 54% is attributed to the Leica Geosystems Group Acquisition in 1998 and represents the value of the Company’s brand name, proprietary customer lists, core technologies and know-how. Of the remaining goodwill, CHF 51.9 million relates to the ERDAS and LH Systems acquisitions, now part of GIS & Mapping, and is supported by the solid performances of these two businesses. The remaining CHF 28.5 million in goodwill comprises that from the Laser Alignment (CHF 13.6 million) and Cyra (CHF 14.9 million) acquisitions. Goodwill as a percentage of total equity declined to 56% at year-end, compared with 72% at the end of Fiscal Year 2002.

     We are required to perform an annual review of the carrying amount of our intangible assets. Based on current business plans for the Company as well as our individual operating divisions, the carrying amount of the assets in all divisions on March 31, 2003, exceeded the recorded amount of goodwill.

Capitalized Development Costs

At the end of Fiscal Year 2003, net capitalized development costs were CHF 92.1 million, slightly above the prior year. We capitalized CHF 41.2 million in development costs during the current year, and amortized CHF 30.3 million in previously capitalized costs. Capitalized development costs were further reduced by CHF 6.7 million in foreign currency translation adjustments, and CHF 3.0 million in capitalized costs included as part of the Vectronix divestment and other disposals.

FINANCING

Net debt at the end of Fiscal Year 2003 was significantly lower than the previous year as a result of the Vectronix and Wiltronic divestments. At March 31, 2003, net debt was CHF 154 million, down 33%, or CHF 76.2 million on the previous year. Current outstanding debt is comprised of € 65.0 million in long-term, 9 7/8% high-yield bonds (equivalent to CHF 96 million), CHF 53.7 million under the Revolving Credit Facility (total available under the facility of CHF 157.75 million), and CHF 7.7 million in various other borrowings. The High-Yield Bond indenture and the Revolving Credit Facility contain covenants and other provi-

Significant decline in net debt and leverage ratio post divestment sions customary for facilities of their type. We continue to remain comfortably within all covenants. Please refer to Footnote 15 in the Notes to the consolidated financial statements included in this Annual Report for more information.

     The High-Yield Bonds and Revolving Credit Facility have been in place since the Leica Geosystems Group Acquisition in 1998. Subsequent to the IPO in July 2000, € 35 million of the € 100 million outstanding High-Yield bonds have been repaid. The remaining bonds have a maturity date of December 15, 2008 with an option for early retirement of the bonds in calendar year 2004. With the proceeds of the IPO the Company also retired an outstanding ten-year promissory note (Vendor Note) to the former owner of the Leica Geosystems business in the amount of CHF 65.0 million. As a result of these two repayments, in fiscal 2001 the Company recorded non recurring, non-cash finance costs of CHF 36.3 million, comprising the write off of an unamortized discount on the Vendor Note (CHF 34.5 million) and the write off of 35% of unamortized issuance costs (CHF 1.8 million) on the High-Yield bonds.

     We finance our working capital requirements from borrowings under the Revolving Credit Facility, which in conjunction with operating cash flow, remains our primary source of liquidity. At March 31, 2003, net working capital was CHF 112.1 million, CHF 19.3 million less than at March 31, 2002. After taking into account amounts used for foreign exchange, guarantee and letter of credit facilities, we had approximately CHF 87.6 million available under our Revolving Credit Facility, compared with CHF 85.5 million at March 31, 2002. We believe our working capital and existing credit facilities are sufficient for our present requirements.

     The size of the current Revolving Credit Facility has fluctuated over the past few several years. The initial facility of CHF 150 million was increased to CHF 175 million in February 2001, and increased further to CHF 240 million in April 2001 to facilitate the acquisitions of ERDAS and LH Systems. The current facility is due to expire in July 2003. Accordingly, on May 23, 2003, the Company signed a new three-year Senior Revolving Multi-Currency Credit Facility. The new facility, effective mid-June, 2003, is in the amount of CHF 150 million and replaces the initial CHF 240 million Senior Revolving Credit Facility, as well as CHF 30 million in other auxiliary facilities.

     The new Revolving Credit Facility is comprised of seven syndicate banks with UBS AG Zurich acting as Agent. The new Revolving Credit Facility may be utilized for the purpose of refinancing the current Revolving Credit Facility and for the general corporate purposes of the group. The new Revolving Credit Facility contains a number of standard restrictions on the ability of the borrowers to grant security, declare dividends, make acquisitions and disposals etc. However, we have negotiated numerous specific and general exceptions to these negative covenants, which will give us the flexibility we require to operate our day-today business.

CAPITAL EXPENDITURES

Our capital expenditures are classified as either tangible or intangible expenditures. The first category, tangible capital expenditures, are traditional investments in property, plant and equipment, including capital leases. During Fiscal Year 2003, investments of CHF 20.7 million were made for such assets, compared with CHF 18.6 million in the previous year. We expect tangible capital expenditures to decrease in future periods as a result of the sale of Vectronix and Wiltronic. We expect to fund our capital expenditures from our Revolving Credit Facility and from operating revenues. Please refer to Footnote 22 in the Notes to the Consolidated Financial Statements for details of future capital expenditure commitments. Intangible capital expenditures are product development costs capitalized under IAS 38. We capitalized CHF 41.2 million in product development costs in the current year, compared with CHF 42.8 million in Fiscal Year 2002. With our continued focus on product innovation, and the pipeline of new products planned for launch in Fiscal Year 2004, intangible capital expenditures are expected to remain at a similar level in the near term.

LIQUIDITY

In the current Fiscal Year, we generated CHF 72.2 million in operating cash flow, compared with CHF 72.8 million in Fiscal Year 2002. Net cash generated from investing activities was a positive CHF 13.7 million in the current year, and comprised capital expenditures of CHF 61.9 million and CHF 75.5 million in proceeds from disposals of assets, including the sale of Vectronix and Wiltronic AG. In the previous year, net cash (used) for investing activities amounted to (CHF 121.5 million), consisting of CHF 61.3 million in capital expenditures and CHF 72.3 million for acquisitions, offset by CHF 12.0 million in proceeds from disposals of assets.

     In total, free cash flow for the current year, defined as operating cash flow net of cash provided by or used for investing activities, was CHF 85.8 million, versus CHF (48.7) million the prior year.

     We do not have any legal or economic restrictions related the ability of subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

CURRENCY AND EXCHANGE RATE EXPOSURE

     The Company has a net exposure to foreign currency movements in the range of CHF 110.0 million, of which approximately 16% is in US dollars, 45% in euro, and the balance in other currencies. Our corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. As of March 31, 2003, we have hedged approximately 51% of this net exposure for the coming twelve months.

     Our balance sheet is also exposed to movements in exchange rates. In particular, around 50% of our intangible assets are in US dollars. We also have material levels of working capital in the United States. Net translation adjustments to equity in the current Fiscal Year were a reduction of CHF 33.0 million, compared with a reduction of CHF 13.5 million in Fiscal Year 2002.

SHARE PERFORMANCE

     Our stock recovered towards the end of Fiscal Year 2003. Since a low point of CHF 55 per share in October 2002, the price rose to CHF 73.5 at the end of March 2003, and has since topped the CHF 100 mark.

International Market & Customer Satisfaction Survey 2002 Result:

Whenever we have a problem, we always find the best solution from Leica Geosystems.

This is the opinion of most of the respondents in our recent survey of the market. We are very proud of such high recognition from our customers — and they aren’t merely praising our field staff and customer service personnel, but also our mastery of fundamental technologies such as laser scanning, imaging and GPS. At Leica Geosystems, we are consistently setting new standards and using the latest technologies to solve geomatics problems — problems that go beyond those of professional surveyors.

Surveying & Engineering Division

Business and Market Overview

In the face of this year’s challenging economic environment, and the significant decline in the US dollar, revenues in the Surveying & Engineering Division fell by 7.2% year on year. On a currency-neutral basis, however, sales were down by only one percent, with moderate growth in the traditional mid-to-high end surveying business, offset by contraction in construction-related revenues. Global investments in capital goods remained modest, which impacted end-user demand to some degree. Additionally, uncertainty about US Federal budget allocations for infrastructure projects created a challenging environment for the Division’s US operations; strong performances in China and eastern Europe mitigated the influence of these factors to some degree.

     In line with the FIT-Together program, divisional management carefully reviewed its operating activities and implemented significant productivity improvement measures throughout the organization. These measures included optimization of direct sales and distribution channels, various process improvement programs, and capacity adjustments. Through these efforts, the Division was able to significantly reduce operating costs and further strengthen its operating margins, while increasing the effectiveness of its processes.

     To further expand its level of customer service, the Division strengthened its direct sales teams in selected countries, whilst replacing under-performing channel partners in others. The combination of direct sales teams and distribution partners in the Division’s markets has been a determining factor in its success to date.

Business Performance

     Revenues declined 7.2% year-on-year, approximately 6% of which resulted from unfavorable exchange rates against the Swiss franc. Weaker results in the US market were also partially responsible for lower sales. The contraction in US revenue, however, was mitigated by substantial progress in other markets, such as China, Australia and eastern Europe. Gains were also made in the sale of 3D machine control and networked reference station applications.

     Despite a challenging economic climate, unfavorable currency trends, and strong competitive pressure, the Division’s profitability remained impressive. Through cost reduction measures, operating expenses fell during the year, ending at a low of 31.2% of sales in the fourth quarter. As a consequence, EBIT increased by 10.4% and EBITDA by 4.7%, despite slower sales. The Division’s EBITDA margin rose 2.0 points to 17.4% from 15.4% in the prior year.

(in CHF millions)	FY02	FY03	Change (CHF)	Change (%)

Sales	428.5	397.5	-31.0	-7.2%
EBIT	48.2	53.2	5.0	10.4%
EBITDA	66.0	69.5	3.5	5.3%
EBITDA Margin	15.4%	17.5%	—	2.1	pts

KEY DEVELOPMENTS

Surveying

     Despite generally slower demand in the global surveying market, sales of TPS and GPS units remained comparable with the previous year. The introduction of a new power search feature on high-end Total Stations improved the position of these products against products from the competition and encouraged the adoption of the one-man surveying solution. The PowerSearch feature greatly enhances productivity by enabling customers to increase their project capacity with the same number of surveyors.

     Throughout the year, the Division continued to win GPS business against stiff competition, confirming the strength of Leica Geosystems’ GPS systems offering for surveyors. The Division has gained many new customers in the GPS market who are using Leica Geosystems’ systems and solutions for the first time.

Construction

     The conversion of the former Laser Alignment brand to the Leica Geosystems brand was initiated in Fiscal Year 2003. This conversion is expected to be completed within calendar year 2003 and will strengthen the recognition of Leica Geosystems as a premier provider of construction instrumentation and solutions. The division also updated its construction product-line during the year, including the basic Rugby100 laser rotator, which was updated with additional features during the year and has shown positive results; the acceptance of these products in Europe is especially encouraging.

Distribution

     From April 2003, the Surveying & Engineering Division will be split up into four sales regions, compared with five in the past. The change will realign sales resources, with a view to optimizing customer support; this will mean allocating additional resources to high-growth regions and reducing resources in markets where coverage is too high. It is worth noting that the Division has strengthened its resources in China, reflecting its increasing commitment to this growing market.

Product Launches

     A number of products were launched in the year, along with numerous product life-cycle enhancements:

Product(s)	Markets Served	Launch Date

DNA03/10	Surveying, Construction	May 2002
Javelin-s	Construction	June 2002
TPS400ww Total Station	Surveying and construction	July 2002
TPS700XR Total Station	Surveying, Construction	September 2002
TPS PowerSearch	Surveying, Construction	October 2002
Rugby100 Long Range	Construction	November 2002
Rugby200 Interior Laser	Construction	February 2003
TPS402 Total Station	Surveying, Construction	March 2003
GPS Ski-Pro V3.00	Surveying	March 2003

International Market & Customer Satisfaction Survey 2002 Result:

With these product features, surveyors can do their job with the greatest of ease.

Experts want instruments and systems that offer an optimal solution for any task. Customers agree that no product basket satisfies this demand better than those offered by Leica Geosystems. For decades, we have set the pace as a pioneer in surveying technology, geographical imaging and industrial measurement engineering. Our broad range of solutions and systems gives specialists the best-possible selection with unbeatable value.

GIS & Mapping Division

Business and Market Overview

The GIS & Mapping Division provides leadership and authority for Leica Geosystems in the growing Geospatial Imaging market place. It forms the second-largest division of Leica Geosystems with its unique solutions encompassing airborne data acquisition, photogrammetry, remote sensing and comprehensive image processing. Headquartered in Atlanta, Georgia, the Division maintains additional research and development and production sites in California, Massachusetts and Switzerland, in addition to an industry-leading, world wide support organization. The Division’s global sales force blends a solutions-oriented direct sales organization with an extensive third-party distribution network and a growing integrated solutions group focused on tailoring solutions for customers with special workflow requirements.

     Digital conversion is rapidly changing the way customers work. The GIS & Mapping Division has responded to the resulting needs with the industry-leading ADS40 airborne digital sensor and the ALS50 airborne LIDAR scanning sensor. Both represent state-of-the-art digital technology and continue the legacy of innovation that has been the cornerstone for Leica Geosystems. Complementing this technology is a rich and robust application software environment, helping users to exploit imagery, analyze data and visually represent information with intuitive 3D tools — all of this bringing greater intelligence to the maps of the future.

Business Performance

Fiscal Year 2003 was a mixed year for the Division. Sales were modest in the first half of the year but improved significantly during the second half, fueled by strong software sales in the defense sector and steady improvement in large capital purchases of the new airborne sensors. For the year, sales declined by 11.1%, primarily impacted by the weakening of the US dollar against the Swiss franc. On a currency-neutral basis, sales would have increased by approximately 1.0% against the prior year.

(in CHF millions)	FY02	FY03	Change (CHF)	Change (%)

Sales	113.2	100.7	-12.5	-11.1%
EBIT	-6.8	-10.4	-3.6	-52.9%
EBITDA	10.5	8.2	-2.3	-21.9%
EBITDA Margin	9.3%	8.1%	—	-1.2	pts

     Lower operating expense levels after the completion of the FIT-Together program led to improved profitability in the second half of the year. For the full year, the EBITDA margin was 8.1%, with margins in the second half of the year rising to levels above 15.0%.

Key Developments

     In order to better focus the Division’s efforts on its core competencies in Geospatial Imaging, the GPS/GIS business was transferred to Surveying and Engineering in Fiscal Year 2003. This move allows for greater synergies with the surveying sales channel and better aligns the business with the GPS expertise in the Surveying & Engineering Division. Additionally, the Land Information Systems (LIS) business was transferred out of the Division and assimilated into its partners in the cadastre market, including AED Graphics and ESRI. These strategic moves will enable management to concentrate on developing the Geospatial Imaging ChainSM, which encompasses the entire imaging workflow from satellite and airborne data acquisition, geo-referencing and measurement to comprehensive analysis and presentation including 3D visualization.

     In December 2002, LH Systems, LLC and ERDAS, LLC were merged to form Leica Geosystems GIS & Mapping, LLC, creating one consolidated company with maximum integration of all divisional functions. This merger will further enhance the Division’s ability to work with various US Department of Defense agencies.

Product Launches

     The Division completed several key development projects during the year, including the long-awaited Survey Analyst. Survey Analyst is a significant development bringing GIS and surveying closer together. The product was designed to broaden ESRI’s ArcGIS platform, enabling it to adapt survey measurement data to the underlying GIS database.

     The Division also released an enhanced ALS50 airborne LIDAR scanner providing a more compact unit with improved performance. The enhancements allow for new areas of use and continue to set new standards for LIDAR applications.

     The Division’s new image archive solution, GeoVault, was released in June 2002 and creates a robust tool for managing imagery collected with the ADS40. This was accompanied by the release of IMAGINETM 8.6, representing the continued enhancement of the Division’s flagship software application.

     In summary, the division released a number of new products during the year.

Product(s)	Markets Served	Launch Date

Survey Analyst	ESRI ArcGIS platform	April 2002
GeoVault 1.0	Imagery Archival software	June, 2002
IMAGINETM 8.6	Geographic Imaging software	October, 2002
ALS50 Airborne LIDAR Scanner	Airborne data acquisition	January, 2003
GPro 2.1	ADS40 Processing software	March, 2003

Consumer Products Division

Business and Market Overview

The Consumer Products Division consists solely of Leica Geosystems’ handheld laser distance meter business, the Leica DISTO™. Leica Geosystems has created a market for high-precision, hand-held laser distance meters as a means of profitably exploiting its core EDM technology in markets outside the surveying world. The first generation of Leica DISTO™ products was introduced in 1993 and since then has experienced significant growth. Following to the termination of an exclusive OEM relationship in Fiscal Year 2002, the Division has recovered from a substantial decline in revenues. The excellent reputation enjoyed by Leica DISTO™ products, combined with the energetic implementation of a strategy to create and penetrate new markets outside the traditional construction-oriented one, has enabled the business to return to solid growth.

     The hand-held laser meter market is currently shifting from the early-adopter to the early-majority phase of its life cycle. Given the relatively low market penetration of the Leica DISTO™ in all major segments, the Division continues to focus on creating awareness of this unique metering solution. The Consumer Products Division successfully launched the fifth generation of Leica DISTO™ in October 2002. Compared with the previous generation, the product has numerous improvements and is attractively priced for semiprofessional users in new market segments. The Division is also entering the private label business with this new generation, a move that will give it access to additional customer segments.

Business Performance

In terms of business performance, the current Fiscal Year needs to be reviewed in two halves. The first half of the year was dedicated to identifying and developing new focus market segments, and securing new distribution partners in these segments. A considerable amount of time and energy was devoted to managing the phase-out of the fourth generation of Leica DISTO™ in advance of the new product launch. The second half of the year focused on the global launch of the fifth generation of Leica DISTO™ and the securing of private label partners.

     Compared with Fiscal Year 2002, sales grew by 5.9%, and by 10.5% on a currency-neutral basis. More importantly, following the introduction of the new DISTO™ in October 2002, sales rose by an impressive 56% during the second half of the Fiscal Year. No less encouraging was the fact that private label business accounted for 14% of total sales at the end of the Fiscal Year. The Division expects this ratio to further increase in the upcoming Fiscal Year.

     As a result of higher sales and cost reduction measures taken during the year, the Division experienced a marked increase in earnings, particularly in the second half of the year.

(in CHF millions)	FY02	FY03	Change (CHF)	Change (%)

Sales	47.8	50.6	2.8	5.9%
EBIT	0.7	1.2	0.5	71.4%
EBITDA	4.0	6.0	2.0	50.0%
EBITDA Margin	8.4%	11.9%	—	3.5	pts

Key Developments

The Consumer Products Division implemented a Key Account Management program during the year, and through this process, confirmed its clear focus on dealer-based distribution. As a result, the US-based Business-2-Consumer web shop was closed. The Division also completed the formation of its management team, which includes fully dedicated Global Sales, Marketing, Supply Chain Management, Research & Development, Controlling and Human Resource teams.

     The Leica DISTO™ was successfully launched in India, South Korea and Thailand during the year. The Division has also seen major sales improvements in Russia, Japan and Italy.

Product Launches

The division launched the following new products during the year:

Product(s)	Markets Served	Launch Date

DISTO classic[5] DISTO lite[5]	Global Global	October 2002 October 2002

International Market & Customer Satisfaction Survey 2002 Result:

The only place where you’ll find such high system compatibility and data integrity is Leica Geosystems.

One of the biggest selling points for our customers is system compatibility and data integrity throughout the entire process chain. According to market professionals, no other provider offers a comparable selection of complementary, end-to-end solutions — starting with capturing remote-sensing data from satellites, subsequent 3D depictions of this information in Geographic Information Systems, through to GPS and TPS data integration and laser measurement. It’s comprehensive and all from one supplier.

Metrology Division

Business and Market Overview

The Metrology Division, previously named Industrial Measurement Systems, offers products and software solutions that enable industrial customers to measure large components accurately to within tolerance levels of a hundredth of a millimeter, and to further process this data directly in their CAD-systems. The Division’s products include portable three-dimensional coordinate measuring systems such as Laser Trackers, high-precision laser scanner systems, digital photogrammetry systems, and high-precision total stations/theodolites. These products are complemented by a broad spectrum of software that can communicate with all commercial CAD products. An up-coming addition to the Laser Tracker product range is a series of advanced handheld tools that will significantly increase the productivity of inspection and reverse engineering processes.

     Although the plight of the aerospace industry has led to difficult market conditions this year, the Division has enjoyed a strong presence in the Airbus A380 program and the American part of the Joint Strike Fighter program. Through these large projects, the aerospace sector continues to be a primary focus for the Division. Metrology has also increased its product positioning within the automotive and general industrial sectors through strategic Laser Tracker sales to customers such as the Ford Motor Company in the United States, and CERN/Geneva. The Division currently holds a significant portion of the global Portable Coordinate Measurement Machine market.

Business Performance

Sales were CHF 59.4 million for the year, down 5.9% from the previous year. On a currency-adjusted basis, however, revenues grew by 1.7%. After a relatively slow start, especially in the US market, the Division ended the year with strong sales growth. With an increased focus on new market segments, new strategic sales orders were secured, providing diversification across industries. Furthermore, the Division secured sales orders for more than CHF 64 million, an increase of 68% compared with last year. Metrology is well positioned for a strong start to the new Fiscal Year, aided by a healthy order backlog. With stable gross profit margins and a clear focus on cost management, EBITDA remained strong, with an EBITDA margin of 22.1%. EBIT declined against the prior year, impacted by increased amortization of capitalized development costs after the release of the Division’s new products.

(in CHF millions)	FY02	FY03	Change (CHF)	Change (%)

Sales	63.1	59.4	-3.7	-5.9%
EBIT	11.4	5.9	-5.5	-48.2%
EBITDA	14.0	13.1	-0.9	-6.4%
EBITDA Margin	22.2%	22.1%	—	-0.1	pts

Key Developments

The Division developed and released a new generation of Laser Trackers in Fiscal Year 2003. This new product generation, as well as a line of hand tools scheduled for roll-out in the near future, are the result of specific input from customers around the world. The Division’s new range of hand tools, the T-Probe and the T-Scan, will be released in Fiscal Year 2004 and will revolutionize the Metrology industry. The products have already boosted the Division’s presence in the automotive industry in advance of their release. Numerous customers in this industry have already placed orders for Laser Trackers with the new hand tools, including Daimler-Chrysler, the Ford Motor Company, Renault, Toyota, and Volvo.

     Metrology’s exclusive joint development and distribution agreement with MetricVision enjoyed its first success during the year, with the first half dozen LR-200 products, a Coherent Laser Radar Scanner, being well received by aerospace operators.

     HORIZON, a high-performance CAD-based software product for the Laser Tracker, is undergoing final development after having been installed at a large European UK-based aerospace company. When finished, the system will give customers outstanding automation options in the build-and-inspect area for tools and industrial objects.

     The selection of EmScon, the embedded system-control interface for Laser Trackers, for use in the Boeing Delta Rocket Project and the machine guided assembly in the Airbus A380 program, was a major achievement for the Division. Easily integrated into assembly and manufacturing processes in the aerospace and automotive industries, the web-based EmScon interface makes Laser Trackers compatible with standardized software packages.

Product Launches

     The Division launched the following new products during the year:

Product(s)	Markets Served	Launch Date

LTD800 New generation	Aerospace, Automotive,	July 2002

Laser tracker for hand tools	General Precision Industry, CMM market

Horizon V1	CAD-based industrial measurement software for inspection, assembly and reverse engineering processes	December 2002

EmScon V1.3	Open interface for all laser trackers with improvements for integrated assembly solutions	March 2003

Axzy V1.4.1 SP1	Aerospace, Automotive, General Industry	March 2003

International Market & Customer Satisfaction Survey 2002 Result:

Thanks to technologies from Leica Geosystems, we’re already serving tomorrow’s needs today.

Geomatics is a rapidly growing and dynamic field, especially as geographical information becomes a key dimension in modern life. Leica Geosystems’ customers have an enormous selection of solutions to capture, process, link, model, administer and visualize this information — led in part by the expansion of 3D laser scanning. The Leica Geosystems brand is synonymous with cutting-edge innovation.

New Businesses

Business and Market Overview

The New Businesses Division consists solely of Cyra Technologies, Inc. Leica Geosystems acquired Cyra in February 2001 with the clear strategic intention of reinforcing and leveraging Cyra’s leadership position in the emerging laser scanning market. As one of the latest additions to the Leica Geosystems family, Cyra offers innovative laser scanning solutions that provide economic, quality and safety benefits in the plant and facility, civil engineering, and building markets. Cyra is renowned in these markets for versatile, high-precision scanning technology together with innovative and feature-rich software. The Division’s flagship Cyrax™ laser scanner, Cyclone™ software, and CloudWorx™ software represent the most advanced and popular solutions in the market. Cyclone™ enables customers to perform a wide variety of operations on rich point cloud data, while CloudWorx™ allows users to take advantage of point clouds directly in CAD software that are already in use for design, construction, or asset management.

Business Performance

Although Cyra’s revenues declined sharply compared with the prior year, the market adoption of this new technology further improved, as did Cyra’s competitive position. It is noteworthy that prior-year revenues included large, one-time contributions from new product (Cyrax 2500) backlog, significant revenue upgrades of most existing Cyrax 2400 owners to the Cyrax 2500, and continued expansion of the dealer channel. In the current Fiscal Year, despite difficult economic conditions after September 11, Cyra increased its installed customer base for Cyrax scanners by more than fifty percent. Likewise, in spite of fresh competition from hardware and software suppliers, Cyra maintained its strong position at the head of the market, a status it has enjoyed since laser scanning technology was first commercially introduced in 1998.

     As a consequence of the difficult economic environment and the adverse capital investment climate, especially for new technologies, sales declined by 45.8% in the current year, or 39.6% when adjusted for currency fluctuations. The Cyra business is still operating at an EBITDA loss, and represents a significant investment for Leica Geosystems. We remain convinced that this business, and the technology behind it, will continue to grow in importance for the surveying community.

(in CHF millions)	FY02	FY03	Change (CHF)	Change (%)

Sales	24.9	13.5	-11.4	-45.8%
EBIT*	-80.4	-18.3	62.1	77.2%
EBITDA	-6.8	-9.3	-2.5	-36.8%
EBITDA Margin	-27.3%	-68.9%	—	-41.6	pts

*	Includes impairment charge of CHF 58 million recorded in Q4 FY02.

Key Developments

Many early adopters of laser scanning technology saw their investments in Cyra products pay major dividends this year. As the technology is further adopted, government agencies and key owner/operators have started to require the use of laser scanning. This has, in turn, led to increased demand for laser scanning services that many Cyra customers provide. This has also led to increased use of Cyra products on major projects, such as Boston’s “Big Dig” project, the largest highway transportation project in the United States.

     To support its rapidly growing customer base, Cyra enhanced its worldwide software licensing, support and customer training programs. Cyra also began to successfully leverage key Leica Geosystems’ corporate strengths in sales, engineering, and manufacturing. Cyra also joined forces with Bentley Systems this year with a view to further accelerating the adoption of laser scanning technology. With more than 300,000 users, Bentley is a world leader in CAD software for the architecture, engineering and construction (AEC) market. Under the new partnership, Bentley will resell Cyra’s CloudWorx™ application, which allows users to benefit directly from point clouds Bentley’s own software solutions.

Product Launches

Cyra’s product and market segment management functions, which were expanded last year, successfully helped turn customer needs into marketable software products at a faster pace. There were two major Cyclone™ releases (v3.2 and v4.) plus a major CloudWorx™ release (v2.0). Each made it easier and more efficient for users to generate the types of deliverables they want from point clouds, while ensuring the highest-quality results.

     Cyclone v3.2 appealed to all users, with several key new features for surveyors. In Cyclone v4.0, a powerful, new cloud-to-cloud registration module was introduced that allows users to conduct Cyrax fieldwork with fewer or no targets. Cyclone v4.0 was coupled with the introduction of SmartScan Technology™ in the Cyrax 2500.

     For the first time ever, CloudWorx v2.0 users can now automatically model piping from point clouds directly within CAD applications. In view of its popularity, CloudWorx v2.0 for AutoCAD was made available in both a “Pro” and “Basic” version.

Product(s)	Launch Date	Markets Served

Cyclone™ V.3.2	April 2002	Plants, AEC (Architecture,

Cyclone™ V.4.0	September 2002	Engineering, Construction), Construction QA/QC,

SmartScan Technology™	September 2002	Civil Engineering and Transportation

for the Cyrax 2500

CloudWorx™ V.2.0 (Pro and Basic)	February 2003

International Market & Customer Satisfaction Survey 2002 Result:

The world over, the Leica Geosystems brand stands for the most reliable products.

In the eyes of our customers, Leica Geosystems offers the most reliable products in the industry, and that puts us at the very forefront of all suppliers when it comes to choosing the optimal solution. Behind the Leica Geosystems’ brand is a comprehensive quality-assurance system that spans our entire supply chain. After all, there’s a reason why the recent customer survey confirmed that Leica Geosystems has the strongest brand recognition and best image in the industry.

Special Products Division

Business and Market Overview

For most of Fiscal Year 2003, the Special Products Division included Leica Geosystems’ defense (Vectronix) and third-party manufacturing activities. In January 2003, we sold 100% of our interest in Vectronix AG and 75% of our Wiltronic AG businesses. Together, these two operations represented a significant portion of the Division’s activities. The remaining businesses in the Special Products Division include Polymeca, our mechanical components manufacturing business, and our GPS Marine business, located in Torrance, California. This Division also includes our 50:50 ownership in Leica Instruments (Singapore) Pte, Ltd, (LIS) a manufacturing and assembly operation co-owned with the Leica Microsystems Group, as well as our 25% minority participations in SwissOptics and ESCATEC Schweiz AG (formerly Wiltronic AG ).

Business Performance

The Special Products Division had a strong year, bolstered by a robust market for defense-related products. Sales of the VECTOR, an intelligent range-finding binocular, were particularly strong, with heavy demand coming from the United States. The third-party manufacturing operations also showed improved performance. Earnings in the division increased in line with sales, with profit margins improving through a positive sales mix. In addition, improved performance in the GPS Marine business, albeit relatively small compared with the others, aided the growth in earnings.

Key Developments

As previously mentioned, the Company sold 100% of its interest in Vectronix AG and 75% of Wiltronic AG in January 2003. In return, Leica Geosystems received total cash proceeds amounting to CHF 66 million, of which CHF 7 million are to be received in the second quarter of Fiscal Year 2004, and recorded a gain before taxes of CHF 32 million. Going forward, the Special Products Division will include the results of Polymeca, GPS Marine, 50% of the results from LIS, and 25% of the results from Swissoptics and ESCATEC Schweiz AG.

(in CHF millions)	FY02	FY03	Change (CHF)	Change (%)

Sales	109.7	112.5	2.8	2.6%
EBIT*	12.5	59.3	46.8	374.4%
EBITDA*	18.5	63.7	45.2	244.3%
EBITDA Margin	16.9%	56.6%	—	39.7	pts

*	FY03 amount includes a non-recurring gain on sale of Vectronix and Wiltronic of CHF 32 million.

Other Matters

SUSTAINABILITY

We believe that the sustainability of our business is predicated upon strict adherence to the highest level of environmental and social responsibility. Leica Geosystems is firmly committed to being a responsible corporate citizen, as evidenced, among other things, by our environmental and social policies. This past Fiscal Year, the Siri Group in Geneva ranked Leica Geosystems in the top ten of the largest 100 Swiss companies in terms of sustainability.

ENVIRONMENTAL RESPONSIBILITY

Environment friendly product design

One of our most important goals is to emphasize the integration of environmental protection into product development and design. This is the most effective way of avoiding negative environmental effects from the beginning. We also make every effort to avoid using problematic substances that cannot be separated, or which may be released during disposal.

Environmental sustainability through
our products

Leica Geosystems offers new possibilities for defining and transforming our living environment into living information. We deliver products that can help create a safe and sustainable environment, for example, through the monitoring of large structures such as bridges, open-pit mines and dams. Our products can promote environmental sustainability through their use in resource management. In particular, our GIS products are used extensively in the physical, biological and mapping sciences with typical applications that include photogrammetric analysis of erosion areas, digital image data of vegetation and land-forms recorded by satellite and aerial photography, and mapping and modeling to assess environmental impact. Data obtained from Leica Geosystems’ equipment can also be used to conserve precious resources such as water, or to minimize the amount of fertilizer sprayed on crops by low-flying aircraft. Land tenure, land use, and reform are primary issues for developing nations and peace processes, and Leica Geosystems’ solutions support many such programs.

     Complete details of Leica Geosystems’ Environmental Policy, as well as a copy of our latest Environmental Report, are available on our web site at www.leica-geosystems.com/environment.

EMPLOYEES / SOCIAL RESPONSIBILITY

Sustainability is an issue that focuses on, and is influenced by, the individuals who work for us. We are an international employer with a diverse work-force consisting of 2,388 employees in over 20 countries. Ways in which we have endeavoured to improve and develop the social aspects of our workforce can be seen in our corporate values. Leica Geosystems strives to offer its employees an interesting, flexible and challenging work environment. We also recognize the importance of equal opportunity and diversity in the workplace. We place a strong emphasis on high-quality education and training, as evidenced by our comprehensive apprenticeship program.

     Leica Geosystems is also active in community sponsorship, be it through the provision of professional expertise or direct financial support. We support many local institutions involved in social, educational, cultural, and recreational activities.

Employees by Region

CORPORATE GOVERNANCE

At Leica Geosystems, we are fully committed to the highest standards of corporate governance. Our policies are in accordance with Swiss law (Obligationenrecht), Swiss Stock Exchange regulations, and the “Swiss Code of Best Practice”.

The Board, Management and Employees of our Company are committed to providing our shareholders with full access to key information concerning corporate governance at Leica Geosystems. Accordingly, in the following pages you will find all relevant corporate governance information about our company.

Summary of Leica Geosystems’
Corporate Governance Policies

Structure of Leica Geosystems Holdings AG	42
Shares and Shareholders
Capital Structure & Voting Rights	42
Authorized Share Capital	42
Conditional Capital	42
Capital Changes	43
Largest Shareholder	43
Shareholders’ Meeting	43
Voting Rights & Restriction on Transferability of Shares	44
Nominees	44
Board of Directors
Responsibilities of the Board of Directors	45
Board Committees	48
Corporate Management	49
Compensation, Share and Option Ownership
General Compensation Policy	49
Compensation — Non-Executive Directors	49
Compensation — Executive Director and Corporate Management	49
Equity Interest of the Board of Directors and Corporate Management	52
Other	52
Financial Disclosure Policy
Regular Reporting Cycle	53
Insider Trading Policy	53
Independent Auditors
Audit Fees	54
All Other Fees	54
Relationship with Independent Auditors	54

STRUCTURE OF LEICA GEOSYSTEMS HOLDINGS AG

The Company is organized into six operating divisions, each with its own dedicated management teams headed by a divisional president. All divisional presidents are members of the Corporate Management Team and report directly to the Chief Executive Officer. The remaining members of the Corporate Management Team include the Chief Executive Officer, Chief Financial Officer, Chief Business Development Officer, Chief Information Officer and Chief Human Resources Officer. Together, the Corporate Management Team is responsible for managing all operational aspects of the Company. The Corporate Management Team are also responsible for formulating the Company’s Strategy and related financial business plans, which are formally approved the by Board of Directors on an annual basis. For further details regarding the legal structure of Leica Geosystems Holdings AG (the Company), as well as the share capital of the subsidiaries, please refer to Note 26 in the Accompanying Financial Statements.

SHARES AND SHAREHOLDERS

Capital Structure & Voting Rights

As of March 31, 2003, the ordinary share capital of Leica Geosystems Holdings AG amounted to CHF 117,370,900. All 2,347,418 outstanding shares are fully “paid-in” ordinary registered shares with a nominal value of CHF 50.

Authorized Share Capital

The remaining authorized capital of Company was not used and expired on 10 July 2002. The Board resolved not to renew it and deleted the respective clause in the Articles of Incorporation.

Conditional Capital

As of March 31, 2003, the Company’s share capital may be increased by a maximum aggregate amount of CHF 4,142,450 through the issuance of a maximum of 82,849 fully “paid-in” registered shares with a nominal value of CHF 50 per share, through the exercise of option rights which employees, consultants and members of the Board of Directors of the Company, or companies belonging to the same group, are granted pursuant to the “1998 Employee Incentive Equity Participation Plan” (1998 Plan), as amended. Subject to certain limitations, all options vested under the 1998 Plan may be exercised at any time prior to October 2005 at an exercise price of CHF 100 or, in certain cases, CHF 120.

Additionally, as of March 31, 2003, the Company’s share capital may be increased by a maximum aggregate amount of CHF 8,213,200 through the issuance of a maximum of 164,264 fully paid-in registered shares with a nominal value of CHF 50 per share, by the exercise of option rights which employees, consultants and members of the Board of Directors of the Company, or companies belonging to the same group, are granted pursuant to the “2000 Employee Stock Option Plan (ESOP)”. The right of shareholders to exercise their statutory pre-emptive rights on such option rights or the underlying shares is excluded. The issuance of option rights shall be based on a resolution of the Board of Directors.

Capital Changes

On February 19, 2001 the Board resolved to increase the Company’s share capital under the authorized share capital by CHF 11,049,150, by issuing 220,983 fully “paid-in” registered shares with a nominal value of CHF 50 each. Following the capital increase, the Company purchased all shares of Cyra Technologies, Inc., Oakland, California, USA. The total consideration for this acquisition was paid partially in cash (45.5%) and by delivery of shares of the Company (54.5%). The delivery of shares consists of shares that were subscribed in the course of the exercise of the authorized capital according to Article 4a of the Articles of Incorporation. For that purpose the pre-emptive rights of the current shareholders have been duly withdrawn pursuant to the resolution of the shareholders’ meeting of July 10, 2000 and Article 4a paragraph 3 of the Articles of Incorporation. New shares in the amount of 118,513 were subscribed and fully “paid-in” in connection with the merger agreement and transferred to the entitled former shareholders of Cyra Technologies. An additional 59,534 new shares were subscribed and fully “paid-in” by Credit Suisse, St. Gallen, as Trustee, in order to hedge the Company’s potential obligations under the earn-out; such shares have been subscribed for and are being held by Credit Suisse who committed to only act in accordance with instructions given by the Board either to transfer the shares to the eligible Cyra Technologies shareholders for the purpose of the earn-out or, in case the earn-out milestones would not or just partially be achieved, to tender the remaining shares to the Issuer with the purpose of a capital decrease. The remaining 42,936 new shares were also subscribed and fully “paid-in” by Credit Suisse, St. Gallen, as Trustee in order to hedge the Company’s potential obligations with respect to assumption of Cyra Technologies’ options and warrants; such shares have been subscribed for and are being held by Credit Suisse who committed to transfer such shares to the eligible holder of options or warrants against payment of the exercise price exclusively in accordance with instructions given by the Board.

On May 9, 2001, the Board resolved to increase the Company’s share capital under the authorized share capital by CHF 3,138,100, by issuing 62,762 fully paid-up registered shares with a nominal value of CHF 50 each. With the increase in the share capital, the Company, through its wholly-owned subsidiary, Helios Acquisition Corporation, acquired all of the outstanding shares of ERDAS, Inc., a Georgia corporation, from its current shareholders.

The share capital increased during Fiscal Year 2002 by 19,729 shares which have been issued in connection with options that were exercised in Fiscal Year 2002. In Fiscal Year 2003, an additional 2,433 shares have been issued in connection with options that were exercised. The respective adjustment of the share capital in the Articles of Incorporation and the Commercial Register is currently in process.

Information relating to changes in equity for the last two years can be found in Note 20 in the accompanying Financial Statements.

Largest Shareholder

As of March 31, 2003, one shareholder, K-Capital Partners, declared a holding of 5% or greater. As of that date, K-Capital Partners held 649,830 shares, or 27.68% of Leica Geosystems AG.

Shareholders’ Meeting

Each registered share entitles the holder to one vote at the shareholders’ meeting. There are no preferential voting shares. Shareholders also have the right to receive dividends, convene a shareholders meeting, to place items on the agenda of a shareholders’ meeting and have all other rights as defined in the Swiss Code of Obligations. Subject to the registration of shares, the Articles of Incorporation do not impose any restriction on the voting rights of shareholders. Specifically, there is no limitation on the number of voting rights per shareholder. A shareholder may only be represented by either of the following: a legal representative, another shareholder with the right to vote, a proxy by a member of the corporate bodies of the Company (Organvertreter), independent proxies (unabhängige Stimmrechtsvertreter) or a proxy of a depository (Depotvertreter). Requests for items to be included in the agenda for a shareholders’ meeting must be made in writing at the latest sixty days prior to the shareholders meeting and shall specify the items and the motions. At the ordinary shareholders’ meeting held on September 10, 2002 those shareholders were entitled to vote their shares who have been registered at least 11 business days prior to the shareholders meeting. It is the Company’s intention regarding future shareholders meetings that this deadline shall not change significantly.

Voting Rights & Restriction on Transferability of Shares

Voting rights may be exercised only after a shareholder has been recorded in the Company’s share Register (“Aktienregister”) as a shareholder with voting rights. The voting rights of the 94,079 shares currently held by a trustee will not be exercised, and no dividend will be paid as long as the trustee holds these shares, and no dividend will be paid as long as the trustee holds these shares, except for the shares delivered to the participants of the Cyra option plan (as of March 31, 2003: 7’107 shares).

Shares will not be issued in definitive certificates and will be held in collective custody at SegaInter-Settle AG (“SIS”). Shareholders will not have the right to request printing and delivery of share certificates (“aufgehobener Titeldruck”). The Company has the sole discretion to print and deliver share certificates. Any shareholder may, however, at any time request the Company to issue a confirmation regarding its shareholdings. Such confirmation is not a negotiable instrument.

The transfer of the Company’s shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to the Company by the bank or depository institution. The transferee must file a share registration form in order to be registered in the Company’s share register as a shareholder with voting rights. Without such registration, the transferee may not vote at, or participate in, the shareholders’ meeting, but will still be entitled to dividends and other rights with a financial value. Shares may only be pledged to the bank that administers the book entries of such shares for the account of the shareholder-pledge.

Nominees

A transferee of shares will be recorded in the Company’s share register if such transferee discloses its name, citizenship or registered office, and address, and gives a declaration that it has acquired the shares in its own name and for its own account. The Articles of Incorporation provide that shareholders may register their shares in the name of a nominee approved by the Company (a “Nominee”) and may exercise their voting rights by giving instructions to the Nominee to vote on their behalf. However, a Nominee holding more than 3% of the Issuer’s share capital may be registered as a Nominee for shareholders with voting rights only if the Nominee discloses the identity of those ultimate beneficial owners of shares claiming 0.5% or more of the Issuer’s share capital.

The Board has resolved that Nominees holding more than 0.5% of the outstanding shares will be recorded as shareholders only if and when they have entered into a Nominee Agreement with the Company. The Nominees must undertake to periodically provide the Company with information relating to generic customers (beneficial owners) without disclosing their individual identity to the Company, in particular at year-end and immediately after the invitation to the annual shareholders’ meeting. Nominees must provide the Company with information relating to the beneficial owners at its request and within a reasonable period of time. Communications to our shareholders should reach those beneficial owners whose names and addresses are not disclosed to the Company. Nominees should endeavour to receive voting instructions from the beneficial owner on the motions presented to the ordinary and extra-ordinary shareholders’ meetings, in order for Nominees to actively participate in such shareholders’ meetings.

BOARD OF DIRECTORS

The Board of Directors consists of five members: Mario Fontana (Chairman), Markus Rauh (Vice-Chairman), Dieter Fritsch (elected to the Board on September 10, 2002 and replaces Klaas Jan Beek, who retired from the Board as of that date), Simon Ball and Hans Hess (Delegate and CEO of Leica Geosystems). The corresponding curricula vitae of the Board members are presented below. The term of office of the Directors shall not exceed three years. The individual terms of office shall be coordinated in such a way that, every year, approximately one third of the Directors shall be subject to reelection or replacement by new members.

Responsibilities of the Board of Directors

For an overview of the activities performed by non-executive Directors outside of their duties as members of the Board of Leica Geosystems, please refer to the curriculum vitae of each Board member on the following pages. These activities are not directly related to the Company, and do not therefore affect the independence of the non-executive Directors.

Name	Age	Nationality	Function	Board Member Since	Term of Office

Mario Fontana	56	Swiss	Chairman, Non-Executive Director	2000	2003

Markus Rauh	63	Swiss	Vice-Chairman, Non-Executive Director	1998	2005

Simon Ball	43	British	Non-Executive Director	2001	2004

Dieter Fritsch	53	German	Non-Executive Director	2002	2005

Hans Hess	48	Swiss	Executive Director, CEO	2000	2003

None of the Company’s Board members or any company or organization that is represented by one of our Board members maintains business relationships that could compromise the independence and decision-making freedom of the Board members, the Company or any of its governing bodies.

The primary functions of the Board, as defined under the Swiss Code of Obligations (OR Article 716a), and reflected in the Company’s Articles of Incorporation, are as follows:

•	Ultimate management responsibility for Leica Geosystems’ operations and the issue of necessary regulations and directives;

•	Organization of Leica Geosystems;

•	The structuring of the accounting systems, financial controls and the financial planning required to manage Leica Geosystems;

•	The appointment and removal of the officers entrusted with the management of Leica Geosystems, specifically in view of their compliance with the law, the Articles of Incorporation, and the regulations and directives;

•	Preparation of business reports for shareholders’ meetings, organization of such meetings and the implementation of resolutions adopted at the shareholders’ meetings;

•	To notify the courts in cases of over-indebtedness;

•	The adoption of resolutions concerning the increase of share capital, to the extent that such power is vested in the Board, as well as resolutions concerning the confirmation of capital increases and the respective amendments of the Articles of Incorporation; and

•	The verification of the professional qualification of independent auditors.

During Fiscal Year 2003, the Board held seven formal meetings and various telephone conferences in the context of above stated responsibilities. Typically, meetings of the Board last approximately four hours. Furthermore, the Board conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company, and provided counsel to Corporate Management as needed.

Members of the Board

Mario FONTANA, Chairman of the Board, Member of the Audit Committee and the Personnel and Organization Committee of the Board — Swiss national

Mario Fontana (b.1946) became a non-executive Director of Leica Geosystems in June 2000 and serves as Chairman of the Board. After studying engineering at the Federal Institute of Technology in Zurich and at the Georgia Institute of Technology in Atlanta, Mario Fontana started his career in 1970 with IBM Switzerland, as a Marketing Representative and International Account Manager. In 1977 he moved to Brazil and worked 3 years for Brown Boveri. Back in Switzerland he founded the Swiss subsidiary of Storage Technology and managed it for 3 years. After that he served over 15 years as General Manager for Hewlett-Packard, 10 years managing HP Switzerland, then Germany and Europe and at the end was responsible for the worldwide Business Unit Financial Services. Mr. Fontana serves on various boards as a Non-Executive Director, including the Swiss Railway Company SBB, Sulzer, the Bon Appétit Group, Büro Fürrer, and Swissquote (Chairman).

Markus RAUH, Vice-Chairman of the Board and Non-Executive Director, Chairman of the Personnel & Organization Committee and Member of the Audit Committee of the Board — Swiss national

Markus Rauh (b.1939) became a non-executive Director of Leica Geosystems in 1998 and was elected as Vice-Chairman of the Board in November 2000. He joined the Leica Group (at that time Wild Leitz) in 1988 as Chief Executive Officer and became the Executive Director of the Board in 1990, serving in this capacity until the Leica businesses were separated into three fully independent companies in 1998. Prior to joining the Leica Group, Markus Rauh served as a Sales Manager with Sperry Univac from 1971 to 1978 and was Head of the Data Systems Department with Philips AG, Switzerland from 1978 to 1983. In 1983 he became a member of the Corporate Executive Committee of Philips Kommunikations Industrie AG, Nuremberg, and served as its CEO from 1985 until 1988. Markus Rauh currently serves as Chairman of the Board of Directors of Swisscom AG and is also a member of the Board of Directors of Unaxis AG, St. Galler Kantonalbank AG, Leica Camera AG, the Generics Group AG, and several private companies and foundations. Markus Rauh holds a degree in Mechanical Engineering and a PhD in Physics, both from the Swiss Federal Institute of Technology, Zurich.

Hans HESS, (Executive Director), Member of the Board and Chief Executive Officer — Swiss national

Mr. Hess’ curriculum vitae can be found under Corporate Management.

Simon BALL (Non-Executive Director), member of the Board and Chairman of the Audit Committee — British national

Simon Ball (b.1960) has broad experience in Corporate Governance. He was elected to the Board at the Annual Shareholder’s Assembly on 5 September 2001 to the Leica Geosystems Board of Directors. He is a British Citizen and Director General of Finance for the Lord Chancellors Department, a part of the UK Government. From 1998 until 2000 he served as an Executive Director of Robert Fleming Holdings Limited which included responsibilities for strategy, finance and risk management and the group’s Investment Banking and Asset Management activities in the US. Prior to that, he served in various management and executive functions at Dresdner Kleinwort Benson (1985-1998) and Price Waterhouse (1981-1985). Mr Ball holds a BSc degree in Economics from University College, London, and since 1984 has been an Associate of the Institute of Chartered Accountants in England & Wales.

Dieter FRITSCH (Non-Executive Director), member of the Board and member of the Personnel and Organization Committee — German national

Dieter Fritsch (b.1950) is a German citizen and brings with him broad experience in the industrial development in photogrammetry, GIS, remote sensing and optical inspection (Geodesy and Geoinformatics). He is currently Rector of Stuttgart University and Chairman of the Board of University Rectors of Baden-Württemberg. Since 1992 he has been Full Professor and Director of the Institute for Photogrammetry of the University of Stuttgart. Before this appointment, he held several research functions at the Universities of Bonn and Munich as well as at the Federal Polytechnical Institute of Lausanne. Dieter Fritsch is known for his extensive research and development activities with numerous publications and projects, particularly in the areas of sensor technology, data processing and eCommerce. Dieter Fritsch also chaired (1996-2000) the Commission IV “Mapping and GIS” of the International Society for Photogrammetry and Remote Sensing, ISPRS. He holds a doctor degree in Geodesy of the University of Bonn and a doctor habilitatus degree in GIS at the University of Munich. The Board is confident that Dieter Fritsch will ensure the continuous access to research and development in the area of Geodesy and Geoinformatics and will support the Board to better understand the geomatics markets and its trends.

All executive functions within the Company not under the remit of the Board or Chairman are delegated to the CEO and Corporate Management (subject to a further delegation). However, the Board may retain certain competencies and specify the authority of each corporate body for matters set forth in a separate guideline. Within four weeks of the end of each month, Corporate Management is obliged to provide each member of the Board (with a copy of the Monthly Report & Forecast (MRF), including a consolidated income statement, balance sheet and cash flow statement and additional key data by segment covering the previous month and the current Fiscal Year to date, and (ii) within six weeks after the end of each quarter with a copy of the Quarterly Report & Forecast (QRF), including a consolidated income statement, balance sheet and cash flow statement, additional key data by segment supported by a discussion and analysis of major trends and extraordinary effects, covering the previous quarter and the current Fiscal Year to date, and (iii) within two months after the end of the Fiscal Year with an audited annual report. In addition to this regular reporting, Corporate Management shall inform the Board of all relevant matters, extraordinary events and deviation of the budget on its Board Meeting. Furthermore, the Board shall be updated with regular reports on the trading volumes, share price movements and shareholder structure.

In addition to the establishment of Board committees (Audit Committee and Personnel & Organization Committee; see also description of functions below) the Board has established risk management and internal audit processes. Risk management is based on an agreed plan and covers all divisions and risks identified in a corporate risk map. The risk management process is managed on a group-wide basis with divisional risk champions that ensure a bottom-up risk review process. The risk assessment is regularly reviewed in the Audit Committee and an action plan is approved and monitored by the Audit Committee. In addition, the Board has established an internal audit process that shall ensure that internal information is sufficiently reliable to measure objectives. The Audit Committee approves the internal audit plan and the resources allocated to this process. All internal audit reports are submitted to the Audit Committee and classified.

Board Committees

The Board has established two committees to carry out specific duties; the Audit Committee and the Personnel & Organization Committee. Each Board Committee has a written Charter outlining its respective duties and responsibilities. On average, meetings of the two Board Committees last approximately three hours.

During Fiscal Year 2003, the Audit Committee consisted of Simon Ball (Chairman), Mario Fontana and Markus Rauh. The principal duties of the Audit Committee are the monitoring of regular financial reporting, risk management and audit functions of the Company. The Audit Committee met three times during Fiscal Year 2003 to assess the quality of the Auditors and their work, to review the audit plan, to check the interplay between the Auditors and internal control functions, to check the independence of the Auditors, to review the audit results, to review the financial performance and financing of the Company, to review the accounting standards and financial policies of the Company, and to establish a risk management function for Leica Geosystems. The Audit Committee reported its findings to the Board, who took the required actions at that time.

During Fiscal Year 2003, the Personnel & Organization (P&O) Committee consisted of Markus Rauh (Chairman), Mario Fontana and Dieter Fritsch. The principal duties of the P&O Committee are the monitoring of the organization, the qualification, performance and compensation of Corporate Management, and the terms and conditions of equity participation plans. The P&O Committee met three times during Fiscal Year 2003 to determine the compensation of the Board of Directors and Corporate Management, to determine the terms and conditions of share option plans and the corresponding option grants, to determine adequate insurance coverage for the Board and Corporate Management, to review the performance of the Board, the CEO and the Corporate Management team, to assess succession plans for the Board and Corporate Management, to search and propose new members of the Board, and to provide guidance for overall management development.

CORPORATE MANAGEMENT

As of March 31, 2003, Corporate Management consisted of 11 members. Their curricula vitae (CVs) of Corporate Management are presented on the following pages.

				Member of Corporate
Name	Age	Nationality	Function	Management Since

Hans Hess	48	Swiss	Chief Executive Officer	1996
Christian Leu	38	Swiss	Corporate VP, Chief Financial Officer	1999
Eric Poll	54	Dutch	Corporate VP, Human Resources	1996
Martin Nix	45	Australian	Corporate VP, Business Development	1996/2001
Hans Grunditz	51	Swedish	Corporate VP, Chief Information Officer	2001
Clement Woon	43	Singaporean	President — Surveying & Engineering Division	1997/2001
Robert Morris	48	American	President — GIS & Mapping Division	2001
Klaus Brammertz	44	German	President — Consumer Products Division	2001
Walter Mittelholzer	45	Swiss	President — Metrology Division	1997/2001
Erwin Frei	46	Swiss	President — New Businesses Division	1996
Joerg Wullschlager	64	Swiss	President — Special Products Division	1996

During Fiscal Year 2003, the members of Corporate Management did not hold any positions outside of the Leica Geosystems Group that could be of significance to the Company.

COMPENSATION, SHARE AND OPTION OWNERSHIP

General Compensation Policy

Leica Geosystems’ compensation policy is designed to attract, develop, motivate and retain executives, senior managers and employees of the highest caliber. Our compensation structure consists of a competitive basic salary equivalent to the average amount paid by companies of a comparable size and type. Furthermore, it is the Company’s general policy to weight 25% of management’s compensation in the form of annual cash incentives tied to individual and company performance. Furthermore, the Company has an Employee Stock Option Plan designed as a long-term incentive program for the Board (5), Corporate Management (11) and selected managers of the Company (approximately 100 Senior Managers).

Compensation — Non-Executive Directors

For Fiscal Year 2003, the non-executive Directors (4) of the Company received cash compensation in the aggregate amount of CHF 212,702. Additionally, Non-Executive Directors are reimbursed for travel and other related expenses associated with the execution of their duties as members of the Board. They have a choice of receiving up to 50% of their total compensation in form of options. During Fiscal Year 2003, an aggregate number of 2,200 options were granted to non-executive Directors under the 2000 Employee Stock Option Plan (the value of which is CHF 150,000), with a strike price of CHF 175, and a corresponding lock-up period of three years. The options vest immediately. The highest compensation paid to a single non-executive board member in Fiscal Year 2003 was CHF 200,000 in cash compensation and options.

Compensation — Executive Director and Corporate Management

In Fiscal Year 2003, the Executive Director and CEO, and the other members of Corporate Management (11 in total) received compensation in the aggregate amount of CHF 3,788,298 in salaries and pension contributions, and CHF 459,951 in cash bonus payments (cash payments in Fiscal Year 2003 include: CHF 166,965 related to bonuses earned in Fiscal Year 2002 but paid in Fiscal Year 2003 and CHF 292,986 in bonuses earned and paid in Fiscal Year 2003).

In Fiscal Year 2003, an aggregate number of 4,900 options were granted to Corporate Management under the 2000 Employee Stock Option Plan, with a strike price of CHF 175 and an exercise period of seven years, which vest 25% per year over a four-year period.

Members of the Corporate Management Team

Hans HESS, (Executive Director), Member of the Board and Chief Executive Officer — Swiss national

Hans Hess (b.1955) Managing Director and Chief Executive Officer (CEO) of Leica Geosystems, joined the Leica Group in 1989 as General Manager of the Business Unit Medical and Stereo Microscopy. From 1993 to 1996, he served as President of Leica Geosystem’s Optronics Group. Since 1996, Mr. Hess has been the Chief Executive Officer of Leica Geosystems, carving out the Company from the former Leica Group in 1997, leading the Company through a leveraged buyout with Investcorp in 1998, and ultimately taking the Company public in 2000 on the Swiss Stock Exchange (SWX). Since 1999, Mr. Hess is the only executive member of the Board of Leica Geosystems. Prior to joining the Leica Group, Mr. Hess served as a Research and Development Engineer with Sulzer Brothers and later as a Production Manager and Business Unit Manager with Huber & Suhner. He holds a Masters degree in Material Science and Engineering from the Swiss Federal Institute of Technology in Zurich (Dipl. Werkstoff Ing. ETH Zurich) and a Masters degree in Business Administration (MBA) from the University of Southern California. In May 2001, he was awarded an Honorary Doctorate of Business & Industry by the Ferris State University in Michigan. Mr. Hess has the rank of a full Colonel in the Swiss Army and is a former Commander of an Infantry Regiment of the Swiss Army.

Christian LEU — Swiss National, Chief Financial Officer (CFO) and Corporate Vice-President

Christian Leu (b. 1965), Corporate Vice President and Chief Financial Officer, joined Leica Geosystems in this capacity in 1999. Before working for Leica Geosystems, Mr. Leu served as Chief Financial Officer with Compaq Germany (1997-1999) and CFO Compaq Switzerland (1994-1997). Prior to that, he held various financial and consulting positions. Christian Leu holds an MBA from the University of St Gallen.

Eric POLL — Dutch National, Chief Human Resources Officer (CHRO) and Corporate Vice-President

Eric Poll (b. 1949), Corporate Vice President and Corporate Human Resources Officer, joined Leica in 1995 as Corporate Vice President, responsible for the Human Resources Department and has served in his current capacity since 1998. Prior to joining Leica Geosystems, Eric Poll worked with Dow Chemical in the Netherlands and Switzerland, where he was involved in management training and development as well as strategy development for Dow Chemical’s various businesses. Eric Poll holds a Bachelors Degree in Social Science from the Institute for Higher Education, Markendaal, Breda, the Netherlands, and a degree in Business Administration from the Institute for Business Education in Zeist, the Netherlands. Mr. Poll is a faculty member of one of the larger European Training Organizations and also teaches at a number of Technical Colleges of Higher Education on behalf of Leica Geosystems.

Martin NIX — Australian National, Chief Business Development Officer (CBDO) and Corporate Vice-President

Martin Nix (b. 1957), Corporate Vice President and Corporate Business Development Officer, joined the Company in March of 1984 with Wild Leitz Pty Ltd in Sydney Australia. After different technical sales positions, he became Manager of the Survey Division in Australia. Mr. Nix transferred to Heerbrugg in January of 1993 as the Software Product Manager for the former “Geodesy” business, eventually becoming Vice President of Strategic Marketing for Leica’s Surveying and Photogrammetry Group in May of 1996. He held this position until February 1998 when he accepted the leadership position of the American Sales Region. Martin Nix returned to Heerbrugg in his Executive function in 2001. He holds a Bachelor of Surveying and a Master of Surveying Science (GIS) degree from the University of New South Wales in Sydney.

Hans GRUNDITZ — Swedish National, Chief Information Officer (CIO) and Corporate Vice-President

Hans Grunditz (b. 1951), Corporate Vice President and Chief Information Officer, joined Leica Geosystems on April 1, 2001. Prior to this, Hans Grunditz worked for Baan Company in Holland, ABB in Switzerland and Sweden and Electrolux in Sweden. He was also co-founder of a Swedish start-up company (Epitec). In all companies he held a number of IT-related positions. For the Baan Company Mr. Grunditz served in various management positions in the Netherlands, the UK, the Scandinavian countries and Hong Kong. Mr. Grunditz holds a Masters degree in Mechanical Engineering from Linköping University, Sweden

Klaus BRAMMERTZ — German National, President Consumer Products Division

Klaus Brammertz (b. 1959), joined Leica Geosystems in September 2001 as President of the Consumer Products Division. He started his career as assistant to the CEO of Tarkett/Pegulan, part of STORA, an international forest products company based in Sweden. Thereafter Mr. Brammertz held various senior positions in marketing, sales and management within STORA and the WOLF Garten group. Before joining Leica Geosystems, Mr. Brammertz was the Vice-President of International Marketing for Wolf Garten GmbH, Germany Mr. Brammertz holds a Bachelors degree in Business Administration.

Erwin FREI — Swiss National, President New Businesses Division

Erwin Frei (b. 1957), joined Leica Geosystems in 1985 as a Research and Development Engineer for GPS products. After serving in different management positions within Leica Geosystems’ Surveying and Engineering business, he was appointed General Manager of Terrestrial Surveying in 1996. Mr. Frei joined the Corporate Management Team as Vice President of the Strategic Business Management in 1999. In May 2001, Mr. Frei relocated to California in his new role of CEO of Cyra Technologies Inc., San Ramone and holds the position of President of the New Businesses Division. Mr. Frei holds a Master of Science degree from the Swiss Federal Institute of Technology in Zurich (ETHZ), a PhD in Astronomy from the University of Berne and an Executive MBA from the University of St. Gallen (HSG).

Walter MITTELHOLZER — Swiss National, President Metrology Division

Walter Mittelholzer (b. 1957), joined the Leica group in 1989 as a Product Manager for industry products. In 1991, he became the Marketing Manager for the Industrial Measurement Division (now known as the Metrology Division), where he was mainly involved in the product and market development of the first generation of Leica Laser Trackers. In 1995, Mr. Mittelholzer was promoted to Corporate Vice President and General Manager of the Industrial Measurement Business Area. In 2001, Mr. Mittelholzer was promoted President of the Metrology Division. Prior to joining Leica Geosystems, Walter Mittelholzer worked with Brown & Sharpe’s Swiss subsidiary, and held different positions in product development, product management, marketing and sales management in the Coordinate Measuring Systems Division. Mr. Mittelholzer holds a Bachelor of Science in Mechanical Engineering and Systems Engineering from the Interstate Institute for Technology (Interstaatliche Hochschule für Technik NTB) in Buchs, Switzerland.

Robert MORRIS — United States National, President GIS & Mapping Division

Robert Morris (b. 1954), began his career in forestry where he was responsible for various technical production and engineering tasks. He continued his career in the private surveying and civil engineering sector until 1990, when he moved into product development for surveying, mapping and GIS solutions. Mr. Morris has held various senior positions in development, marketing and management with industry manufacturers such as Trimble and Sokkia. He joined Leica Geosystems in November 2000 as Vice President of GIS & Mapping Division. Robert Morris holds a Bachelor of Science degree in Forestry from Humboldt State University in Arcata, California.

Clement WOON — Singaporean National, President Surveying & Engineering Division

Clement Woon (b. 1959), started his career in 1984 as an engineer in the Ministry of Defense in Singapore. Between 1986 and 1992, he gained experience in quality and operations management in AT&T Consumer Products and Thomson Consumer Electronics. He joined Leica Instruments (Singapore) Pty Ltd in 1992 and served as Quality and Operations Manager before he was transferred to Leica Geosystems, Heerbrugg, in 1996, where he continued his career as Project Manager, Business Director and Business Area Manager. He was appointed to his current position in April 2001. Mr. Woon holds a Graduate Degree in E/E Engineering (Hons) and a Master of Science in Industrial Engineering from the National University of Singapore and a MBA from the Nanyang Technological University in Singapore, where he was awarded the National Science and Technology Board Gold Medal for academic performance

Jörg WULLSCHLEGER — Swiss National, President Special Products Division and Leica Vectronix AG

Jörg Wullschleger (b. 1939), President of the Special Products Division since July 2002, joined the Leica Group in 1981 as Head of Production & Planning Assembly for Geodetic Instruments at Wild / Heerbrugg and Head of Production, Mechanics and Optics for the business locations Heerbrugg, Singapore and Austria. Between 1987 and 1990, Dr. Wullschleger ran Ernst Leitz Canada, a subsidiary with about 400 employees, and from 1990 to 1994, was Manager of Leica AG Heerbrugg. From 1994 to 1997, Dr. Wullschleger served as Head of Production where he was responsible for the transformation of factory units into separate legal entities. Since then, he has served Chairman of the Board of Wiltronic AG and Polymeca AG, and is a Member of the Board of Swissoptic AG. From 1997, he was General Manager of the Defense Business, now Leica Vectronix AG, owned by SAGEM AG, where he serves as President since April 2002. Prior to these management functions at Leica, Jörg Wullschleger gained experience working for Brown-Boveri AG in Baden and Ciba Geigy Photochemie. Dr. Wullschleger earned his Doctorate in Solid Physics at the ETH in Zurich in 1970. He also completed his Executive Management Training at Stanford Graduate School of Business in 1988.

Equity Interest of the Board of Directors and Corporate Management

As of March 31, 2003, the non-executive Directors, including related parties, held an aggregate number of 12,573 shares in Leica Geosystems Holdings AG. Furthermore, they held 10,289 options on shares in Leica Geosystems Holdings AG:

Number of options	Plan / Year of allocation	Exercise period	Exercise price

2,902	’98 Equity Plan — 1998	7	100
1,241	’00 ESOP — 2000	7	375
2,500	PSOP — 2001	7	366
1,446	’00 ESOP — 2001	7	366
2,200	’00 ESOP — 2002	7	175

As of March 31, 2003, Corporate Management, including related parties, held an aggregate number of 28,858 shares of Leica Geosystems Holdings AG. Furthermore, Corporate Management held 33,866 vested and 33,775 non-vested options on Leica Geosystems Holdings AG shares at the end of Fiscal Year 2003.

Number of options	Plan / Year of allocation	Exercise period	Exercise price

29,014	’98 Equity Plan — 1998	7	100
1,700	’98 Equity Plan — 1998	7	120
4,773	’00 ESOP — 2000	7	375
23,000	PSOP — 2001	7	366
4,254	’00 ESOP — 2001	7	366
4,900	’00 ESOP — 2002	7	175

Vesting of options under the 2001 PSOP are tied to the attainment of financial targets, and further require a formal board resolution. To date these financial targets have not been achieved and therefore, no options have vested.

Other

No loans were granted to members of the Board or Corporate Management during the year, and as of March 31, 2003, there were no loans outstanding to the members of the Board or Corporate Management.

During Fiscal Year 2003, no material severance packages were granted to members of the Board or Corporate Management.

FINANCIAL DISCLOSURE POLICY

The Board has issued guidelines in order to ensure the timely and orderly dissemination of information to our shareholders and the general investment community. The Company is committed to providing this information in accordance with legal and regulatory requirements, and as such, has developed a comprehensive Financial Disclosure Policy. With this policy, we aim to provide the financial markets with consistent, accurate and complete information at all times to ensure that our shareholders and the investment community have fair access to such information. Adherence to this policy is the responsibility of the Chief Executive Officer. A summary of this policy is presented below.

Regular Reporting Cycle

The announcement of our quarterly results is normally scheduled for the fifth Thursday following the end of each fiscal quarter, except in the fourth quarter. Our quarterly results are published in the form of a press release and quarterly report to shareholders, immediately after the Board of Directors has approved the non-audited quarterly results. We conduct a quarterly conference call with research analysts the day following the release of our results. All financial communications are published simultaneously on our company web site.

We announce our annual results in the form of an Annual Report available to all registered shareholders, and a press release immediately after the Board of Directors has approved the audited annual reports. This announcement is normally scheduled nine weeks after closing of the year. Our Annual General Meeting shall normally take place in the first week of September.

In order to avoid the untimely release of price-sensitive information ahead of regular disclosure dates, we maintain Quiet Periods in the course of which we refrain from any communication with the investment community in relation to qualitative and quantitative information that might give an indication as to the expected sales or results. The Quiet Periods cover the period between the internal availability of the quarterly and annual results, and the public disclosure of such information, including the day of the announcement.

It is our general policy not to release explicit earnings projections, but rather provide certain guidance to analysts and investors in their efforts to develop earnings estimates, and to enable the investment community to better evaluate the Company and its business prospects for performance.

Insider Trading Policy

In order to prevent trading based upon insider knowledge of confidential information, the Board has issued guidelines with respect to the safeguarding of the confidential information, and to prevent corporate insiders and outside consultants from trading on such information.

INDEPENDENT AUDITORS

PricewaterhouseCoopers AG have been our auditors since October 1998. The partner in charge of the Leica Geosystems AG engagement assumed this position in 1999 (FY00).

Audit Fees

In Fiscal Year 2003, the Company paid PricewaterhouseCoopers a total of CHF 1.0 million for professional services rendered in connection with the audits of our financial statements.

All Other Fees

We have paid PricewaterhouseCoopers approximately CHF 0.6 million for all other professional services rendered which are primarily related to accounting and auditing services.

Relationship with Independent Auditors

The Audit Committee is, without limitation, responsible for assessing the quality of the independent auditors and audit work, reviewing the audit plan, checking the interplay between auditors and internal control functions, assessing the independence of the auditors, proposing to the Board the appointment of new auditors, if necessary, (the Board must then decide on the proposal to the shareholders’ meeting), reviewing the audit results and supervising the actions taken by Management based on the auditor’s management letters, proposing accounting standards (the choice of which is a matter of the entire Board), reviewing certain accounting issues, and overseeing the entire financial reporting process.

Financial Statements

Contents

General Information	56
Consolidated Statements of Income	57
Consolidated Balance Sheets	58
Consolidated Statements of Shareholders’ Equity	59
Consolidated Statements of Cash Flows	60
Summary of Risk Management Objectives and significant Accounting Policies	61
Notes to the Consolidated Financial Statements	68
Report of Group Auditors	102
Statutory Financial Statements	103

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED FINANCIAL STATEMENTS

GENERAL INFORMATION

Leica Geosystems Holdings AG (“Leica Geosystems” or the “Company”) and its consolidated subsidiaries (together the “Group”) are primarily engaged in the development, manufacture and distribution of surveying, positioning and guidance systems, construction laser technology-based products, handheld laser measuring systems, industrial measurement systems, laser scanning systems and other special products. The Company maintains its primary manufacturing facilities in Switzerland, Singapore and the United States with distribution and sales throughout the world.

Prior to October 2, 1998, the Company’s business was conducted by the Geosystems division of Lancet Investment B.V., (the “Leica Group”) formerly Leica Holdings B.V.

On October 2, 1998, Leica Geosystems Holdings AG, a company owned by Investcorp S.A. (“Investcorp”), its clients and management purchased the various companies that conducted their business from Leica Beheer B.V. (the “Vendor”). The purchase of the shares of the Leica Geosystems Group (the “Acquisition”) was recorded under the purchase accounting method.

As a result, the Group incurred substantial indebtedness under the revolving credit facility (the “Revolving Credit Facility”), the 9 7/8% Notes due 2008 and a promissory note given to the Vendor (the “Vendor Note”).

On July 12, 2000, the Company completed its initial public offering (IPO) and the shares (listed as LGSN) began trading publicly on the SWX Swiss Exchange.

Following the initial public offering in July 2000, the Group redeemed a portion of the 9 7/8% Notes outstanding and paid off the Vendor Note in full, reducing the indebtedness.

In Fiscal Year 2001, the Company acquired Leica Geosystems GR, LLC (former Laser Alignment Inc), based in Grand Rapids, Michigan (USA) by a cash transaction as well as Cyra Technologies Inc, located in San Ramon (last year in Oakland), California (USA) in a combined cash and share transaction. As a result, significant goodwill and intangible assets were capitalized. The goodwill amounts are being amortized by the straight-line method over periods not exceeding 10 years.

The Company acquired Erdas and the remaining 50% of interest in LH Systems, effective April 1, 2001. These acquisitions led to significant goodwill and intangible assets as well. The goodwill amounts are being amortized by the straight-line method over periods not exceeding 10 years. In December 2002, Erdas Inc. and LH Systems LLC were merged to form Leica Geosystems GIS & Mapping LLC, creating one consolidated company with maximum integration of all divisional functions.

As part of the strategic alignment, the Company sold 75% of its wholly owned manufacturing subsidiary SwissOptic AG, effective on July 1, 2001. Leica Geosystems retains a 25% ownership interest in SwissOptic, together with statutory minority rights.

The continuing streamlining of the Company’s portfolio led to the sale of 75% of its interest in Wiltronic entities in January 2003. Escatec Switzerland AG is the successor name of Wiltronic AG. The Company retains a 25% ownership interest including a put option (held by Leica) and a call option (held by Escatec) for the remaining interest.

Effective February 3, 2003, Leica Geosystems sold its wholly owned subsidiaries Leica Vectronix AG (Heerbrugg, Switzerland) and Leica Technologies Inc (Dover, Delaware, USA) as part of the streamlining of the Company’s portfolio.

The subsidiaries of Leica Geosystems are shown in Note 26.

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED STATEMENTS OF INCOME
For the years ended March 31, 2001, 2002 and 2003 (in thousands, except share data)

		Year ended March 31,

	Note	2001	2002	2003

		CHF	CHF	CHF
Sales	(1)	642’425	790’176	735’813
Cost of sales		(327’828)	(387’045)	(362’022)

Gross profit		314’597	403’131	373’791
Research and development costs		(38’400)	(68’003)	(65’954)
Selling and marketing costs		(152’412)	(192’435)	(171’533)
General and administrative costs		(58’555)	(92’415)	(81’386)
Other operating income/(expense) net		(9’144)	(89’297)	(22’596)
Gain on sale of discontinued operations	(24)	—	—	31’989
Gain/(loss) on disposal of property, plant and equipment net		481	613	(1’069)

Operating profit/(loss)		56’567	(38’406)	63’242
Income/(loss) from associated companies	(12)	(999)	78	(2’538)
Finance costs	(4)	(67’112)	(14’798)	(19’357)

Income/(loss) before tax		(11’544)	(53’126)	41’347
Income tax benefit/(expense)	(5)	3’555	(2’124)	(19’432)

Net income/(loss)		(7’989)	(55’250)	21’915
Basic earnings per share (in Swiss francs)	(6)	(4.23)	(24.67)	9.80

Diluted earnings per share (in Swiss francs)	(6)	(4.23)	(24.67)	9.78

Information with respect to discontinued operations is disclosed in Note 3 (Continuing and discontinued operations).

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED BALANCE SHEETS
as of March 31, 2001, 2002 and 2003 (in thousands unless otherwise specified)

		Year ended March 31

	Note	2001	2002	2003

		CHF	CHF	CHF
ASSETS
Current assets
Cash and cash equivalents		3’152	2’990	1’701
Trade accounts receivable	(7)	144’155	156’834	141’624
Inventories	(8)	140’762	140’143	104’507
Prepayments and accrued income		8’374	8’160	12’999
Other current assets		10’505	8’869	15’039

Total current assets		306’948	316’996	275’870

Non-current assets
Property, plant and equipment	(9)	127’911	119’064	93’545
Goodwill	(10)	241’209	239’086	177’484
Other intangible assets	(11)	57’036	91’805	92’066
Investments in associates	(12)	10’458	8’045	8’091
Deferred taxes	(19)	13’933	29’670	34’202
Other non-current assets		1’467	2’491	1’795

Total non-current assets		452’014	490’161	407’183

TOTAL ASSETS		758’962	807’157	683’053

of which discontinued operations		33’377	40’411	—
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank overdrafts		315	350	1’269
Loans and borrowings	(15)	1’198	4’186	5’829
Trade accounts payable	(13)	63’980	72’101	57’891
Advance payments		7’072	5’475	502
Accrued compensation		39’418	38’355	26’127
Other accrued liabilities		18’221	29’707	32’831
Provisions	(17)	7’898	17’328	10’609
Corporate tax, current		4’529	4’267	20’201
Other current liabilities	(14)	13’471	15’391	13’910

Total current liabilities		156’102	187’160	169’169

of which discontinued operations		21’766	29’641	—
Non-current liabilities
Loans and borrowings
Revolving Credit Facility	(15)	91’695	133’029	52’945
9 7/8% Notes	(15)	96’123	92’579	93’842
Other loans & borrowings	(15)	—	3’011	1’829
Pension obligations	(18)	17’846	15’104	12’959
Deferred taxes	(19)	25’937	39’015	35’132
Other non-current liabilities		7’585	4’984	3’557

Total non-current liabilities		239’186	287’722	200’264

Total liabilities		395’288	474’882	369’433

Commitments and contingencies	(22)	—	—	—
Shareholders’ equity
Share capital		108’108	112’554	110’478
Share premium		209’317	65’390	59’918
Reserves		74’099	250’788	250’788
Accumulated deficit		(43’267)	(98’517)	(76’602)
Cumulative foreign currency translation adjustment		15’417	2’060	(30’962)

Total shareholders’ equity	(20)	363’674	332’275	313’620

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		758’962	807’157	683’053

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY
For the years ended March 31, 2001, 2002 and 2003 (in thousands, except share data)

	Number					Hedging and
	of regist.					currency
	shares	Share	Share		Accumul.	translation
	issued	capital	premium	Reserves	deficit	adjustment	Total

	No.	CHF	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2000	7’500’000	75’000	—	74’099	(31’774)	12’444	129’769
Reverse share split	1’500’000
Issuance of common stock	662’457	33’122	220’594	—	—	—	253’715
Equity transaction exp. (net of tax)	—	—	(11’185)	—	—	—	(11’185)
Treasury shares movement	(282)	(14)	(92)	—	—	—	(106)
Capital transaction with owners	—	—	—	—	(3’504)	—	(3’504)
Net loss	—	—	—	—	(7’989)	—	(7’989)
Currency translation adjustment	—	—	—	—	—	2’973	2’973

Balance at March 31, 2001	2’162’175	108’108	209’317	74’099	(43’267)	15’417	363’674

Reclassifications			(176’689)	176’689			—
Issuance of common stock	88’877	4’444	32’579	—	—	—	37’023
Treasury shares movement	49	2	183	—	—	—	185
Net loss	—	—	—	—	(55’250)	—	(55’250)
Effect of adopting IAS 39	—	—	—	—	—	(405)	(405)
Cash flow hedging adjustment (net of tax)	—	—	—	—	—	517	517
Currency translation adjustment	—	—	—	—	—	(13’469)	(13’469)

Balance at March 31, 2002	2’251’101	112’554	65’390	250’788	(98’517)	2’060	332’275

Issuance of common stock	3’154	158	444	—	—	—	602
Treasury shares movement	(44’701)	(2’234)	(5’916)	—	—	—	(8’150)
Net income	—	—	—	—	21’915	—	21’915
Cash flow hedging adjustment (net of tax)	—	—	—	—	—	(20)	(20)
Currency translation adjustment	—	—	—	—	—	(33’002)	(33’002)

Balance at March 31, 2003	2’209’554	110’478	59’918	250’788	(76’602)	(30’962)	313’620

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED STATEMENTS OF CASH FLOW
For the years ended March 31, 2001, 2002 and 2003 (in thousands unless otherwise stated)

		Year ended March 31,

	Note	2001	2002	2003

Cash Flows from Operating Activities:		CHF	CHF	CHF
Operating profit/(loss)		56’567	(38’406)	63’242
Net interest expense paid		(19’546)	(18’603)	(15’077)
Taxes paid		(5’508)	(8’428)	(2’832)
Depreciation and amortization		41’945	135’638	71’294
Other non-cash items		(947)	(2’190)	(33’058)
Changes in assets and liabilities:
Trade accounts receivable		(15’864)	(587)	(5’939)
Inventories		(15’467)	(4’176)	8’048
Prepayments and accrued income		(3’237)	(178)	(6’070)
Other assets		(2’877)	(477)	(5’354)
Trade accounts payable		1’621	6’695	(826)
Advance payments		(5’185)	(1’498)	(1’770)
Accruals and deferred income		1’757	2’480	(747)
Pension obligations		(5’086)	(2’287)	149
Other liabilities		241	4’831	1’131

Cash provided by operating activities		28’414	72’814	72’191

of which discontinued operations		3’436	11’773	13’072

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(9)	(21’890)	(18’555)	(20’662)
Cash expended on intangible assets	(11)	(18’751)	(42’755)	(41’157)
Dividends from associated companies	(12)	23	22	—
Cash expended on acquisition		(65’432)	(72’288)	(608)
Disposal of subsidiary, net of cash	(24)	—	8’119	55’614
Sale of assets		7’641	3’909	20’466

Cash used in investing activities		(98’409)	(121’548)	13’653

of which discontinued operations		(2’231)	(2’146)	(1’312)

Cash Flows from Financing Activities:
Loans and borrowings		29’833	46’048	(83’989)
Debt issuance, equity transaction and IPO costs		(27’557)	—	—
Issue / (Redemption) of 9 7/8% Notes		(59’536)	—	—
Repayment of Vendor note		(70’421)	—	—
Proceeds from issue of share capital and own shares		197’674	2’942	(2’693)

Cash provided by/(used in) financing activities		69’993	48’990	(86’682)

of which discontinued operations		(1’243)	(9’618)	(9’960)

Effect of exchange rate changes on cash and cash equivalents		7	(418)	(451)

Net increase/(decrease) in cash and cash equivalents		5	(162)	(1’289)
Cash and cash equivalents at beginning of specified period		3’147	3’152	2’990

Cash and cash equivalents at end of specified period		3’152	2’990	1’701

of which discontinued operations		38	47	1’847

The accompanying notes form an integral part of these consolidated financial statements

Summary of Risk Management Objectives and significant Accounting Policies

Contents

A.	Basis of presentation	62
B.	Principles of consolidation	62
C.	Financial risk management	62
D.	Cash and cash equivalents	64
E.	Trade accounts receivable	64
F.	Inventories	64
G.	Property, plant and equipment	64
H.	Accounting for leases	64
I.	Intangible assets	65
J.	Provisions	65
K.	Pension and other retirement benefit obligations	65
L.	Equity compensation benefits	66
M.	Taxation	66
N.	Shareholders’ Equity	66
O.	Revenue Recognition	66

LEICA GEOSYSTEMS HOLDINGS AG ·
SUMMARY OF RISK MANAGEMENT OBJECTIVES AND SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

A. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) previously named as International Accounting Standards (IAS) and under the historical cost convention except as disclosed in the accounting policies below (for example, derivative financial instruments are shown at fair value).

No new IFRS became relevant for the Company in the Fiscal Year ending at March 31, 2003.

The term “CHF” in these consolidated financial statements refers to Swiss francs. Amounts are expressed in thousands unless otherwise stated.

B. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Leica Geosystems Holdings AG, a corporation registered in Switzerland, and its majority-owned subsidiaries held either directly or indirectly. All subsidiary undertakings over which the Company has the power to exercise control have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date of disposal. All significant intercompany transactions and balances are eliminated. Any intercompany profits or losses included in a subsidiary’s income statement, which were not realized at the balance sheet date, are eliminated. The Company’s investments in entities in which it has the ability to exercise significant influence over operating and financial policies, normally those of which the Company owns between 20% and 50%, are accounted for using the equity method. Investments in other companies are carried at cost less provision for permanent impairment.

C. FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments such as foreign exchange contracts.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the operating units. The Company complies with guidance provided by the Board and Audit Committee for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US dollars and EURO. Companies of the Group use forward contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

For financial reporting purposes, each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. At the group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

The Company hedges between 40% and 100% of the projected net cash flows in each major currency for the upcoming 12 months. Hedge accounting is used when hedging highly probable anticipated sales in foreign currencies with currency borrowings or foreign exchange forward contracts.

The Company has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk. Currency exposure to the net assets of the Group’s subsidiaries is managed partially through borrowings denominated in the relevant foreign currencies or by entering into foreign exchange swaps. Certain currency borrowings and foreign exchange forward contracts are designated as hedges of the net investment in a foreign entity and hedge accounting is applied.

Interest rate risk

The Company’s income and operating cash flow are partially dependent on changes in market interest rates. The Company has no significant interest bearing assets. The Company policy is to maximize borrowings in competitive variable rate instruments.

Credit risk

The Company has no significant concentrations of credit risk. The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

Foreign currency translation

The reporting currency for the Company’s financial statements is the Swiss franc (CHF). The functional currencies for the Company’s operations are the local currencies of each of its subsidiary companies. On consolidation, assets and liabilities of non-Swiss companies are translated into CHF at the year-end exchange rates. The statements of income are translated at the average rates of exchange for the period. Exchange differences arising on consolidation are shown under “Cumulative foreign currency translation adjustment”, which is a separate component of Shareholders’ Equity. Foreign exchange differences arising from the re-translation of borrowings denominated in foreign currencies are reported in the Income Statement under “Finance costs”, unless specific borrowings are designated as a hedging instrument and hedge accounting for net investment or cash flow hedges is applied.

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities which are denominated in foreign currencies are recognized in the Income Statement within the operating section (except those arising on foreign currency borrowings, referred to above). Foreign currency balances are translated at period end exchange rates and revaluation gains and losses are recognized in the Income Statement except when deferred in equity as relating to qualifying cash flow or net investment hedges.

Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. With the exception of financial instruments which hedge a forecasted transaction or a firm commitment (cash flow hedge) or hedge foreign currency net asset translation exposure (hedge of net investment in a foreign entity), all adjustments to fair value are included in the income statement. Changes in the fair value of derivatives or currency borrowings that are designated and qualify as cash flow hedges or as hedge of a net investment and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity remains in equity until the forecasted transaction ultimately is recognized in the income statement. However, if a forecasted transaction or firm commitment is no longer expected to occur, the gains and losses deferred in equity are immediately transferred to the income statement. Foreign exchange gains and losses related to currency borrowings or foreign exchange forward contracts that are designated as hedging instruments and qualify for the hedge of a net investment in a foreign entity are included in equity until disposal of the net investment.

D. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and interest bearing deposits with an original maturity of three months or less.

E. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of appropriate provisions for doubtful accounts. Bad debts are written off in the year in which they are identified.

F. INVENTORIES

Inventories are valued at the lower of cost or net realizable value based upon the average cost method. In the case of finished goods, work in progress and sub-assemblies, costs include an appropriate portion of manufacturing overhead, but exclude any interest expense. Sub-assemblies are included in the line “Raw materials and sub-assemblies” in Note 8 to the accounts. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

G. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method based on the following estimated useful lives:

Land	Not depreciated
Buildings	50 years
Machinery and equipment	4-15 years
Computer and software	2-5 years
Furniture and fixtures	5-10 years
Motor vehicles and trucks	3-10 years
Special tools and jigs	3 years
Other	3-10 years

The carrying values of assets with longer lives are reviewed whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurs, the Company prepares an analysis to determine whether an impairment exists.

Repairs and maintenance costs are expensed as incurred. Interest expense is not capitalized, but expensed in the period to which it relates.

Gains and losses on the sale of property, plant and equipment are recorded at the difference between their carrying value and the proceeds of sale.

H. ACCOUNTING FOR LEASES

The lease of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis as incurred over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination took place.

The lease of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, distinguished between current and non-current portion, are included in loans and borrowings. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

I. INTANGIBLE ASSETS

Intangible assets include goodwill and capitalized product and SAP R/3 development costs. Intangible assets are amortized over their estimated useful life. Internally generated costs related to dealer network, customer lists, trademarks and trade names are expensed as incurred and, if acquired in a business combination, form part of the amount attributed to goodwill at the date of the acquisition. All intangible assets are subject to adjustment in the event of impairment.

Research and development costs

Research costs are expensed in the income statement. Development costs of hardware and software products are capitalized in accordance with the criteria established under IAS 38, from the point at which their technical feasibility, profitability and payback are established up to the date of product release to the market. Capitalized development costs are amortized on a straight-line basis over the lifetime of the products concerned, which generally is three years but in no case more than five years from the product release date. Cost of materials, services, salaries, and overheads that can be allocated on a reasonable and consistent basis are capitalized. Marketing costs are excluded from capitalization. Costs which have been expensed in prior periods are not capitalized in later periods.

Amortization of product development costs is included in the “Research and development costs” in the income statement.

Goodwill

Goodwill represents the excess of the price paid for an acquisition of a business over the fair value of the net assets acquired. Goodwill is amortized on a straight line basis over its estimated useful life, not above 20 years. Amortization charges are included in “Other operating expense”. The value of goodwill is reviewed annually and if the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recorded in “Other operating expense”.

J. PROVISIONS

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will occur and the amount can be reasonably estimated.

Future warranty costs are accrued, based on historical experience, when goods are supplied or services rendered. Actual warranty costs incurred are charged against the accrual when paid.

Any costs relating to the restructuring of the Group are charged to the income statement in the year in which the Group becomes legally or constructively committed to payment. Employee termination liabilities are only recognized if there is an agreement in place specifying the terms.

K. PENSION AND OTHER RETIREMENT BENEFIT OBLIGATIONS

Leica Geosystems provides retirement benefits to its employees in line with local customs and requirements. Contributions are, where appropriate, based on periodic actuarial calculations and are charged against the income statement over the periods benefiting from the employees’ service. Pension schemes are generally funded through payments to insurance companies or other independently administered funds. In respect of defined benefit plans, according to the definition of IAS 19 (revised), pension costs are calculated using the projected unit credit method. Under this method the costs of providing pensions is charged to the income statement in order to spread the regular costs over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is the actuarially computed present value of the estimated future net cash outflow using interest rate assumptions in line with long term government securities. All actuarial gains and losses exceeding the 10% corridor are spread forward over the average remaining service lives of employees. The Group’s contributions to the defined contribution plans are charged to the income statement in the year to which they relate. In the case of ongoing early retirement plans, actuarial calculations are performed to determine the necessary provision based on reasonable assumptions regarding the percentage of staff who are expected to take advantage of the plan. The provision results in the cost of the early retirement plan being recognized over the service periods of the related employees. Prior service costs arising on inception of the plans are amortized over the remaining service period of the related employees.

L. EQUITY COMPENSATION BENEFITS

Share options are granted to directors and to employees. If the options are granted at the market price of the shares on the date of the grant and are exercisable at that price, no compensation cost is recognized. If the options are granted at a discount on the market price, a compensation cost is recognized in the income statement based on that discount. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

M. TAXATION

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates. In assessing the probability of realization of deferred tax assets, management considers whether it is probable that profits will be generated against which the deferred tax assets will be realized.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries because it is expected that these earnings will be permanently reinvested and such determination is not practicable. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

N. SHAREHOLDERS’ EQUITY

External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition. Where the Company or its subsidiaries purchases the Company’s equity share capital, the consideration paid including any attributable transaction costs net of income tax is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or re-issued, any consideration received is included in shareholders’ equity.

O. REVENUE RECOGNITION

Revenue is recognized when significant risks and rewards of ownership of goods have been transferred to a third party. This would normally occur following delivery of the products or services and acceptance by the customers. Revenues from service contracts paid by customers in advance are recognized over the period of the contract in accordance with the terms specified therein.

Advance payments received from customers are deferred, and recorded as income when the related product has been delivered or services performed.

Notes to the Consolidated Financial Statements

Contents

1. Segment information	68
2. Statement of income	72
3. Continuing and discontinued operations	72
4. Finance cost	75
5. Taxes on income	76
6. Earnings per share	77
7. Trade accounts receivable	78
8. Inventories	78
9. Property, plant and equipment	79
10. Goodwill	80
11. Other intangible assets	81
12. Investments in associates	82
13. Trade accounts payable	83
14. Other current liabilities	83
15. Loans and borrowings	83
16. Financial instruments	84
17. Provisions	85
18. Pension obligation	86
19. Deferred income tax	87
20. Shareholders’ equity	88
21. Stock option plans	89
22. Commitments and contingencies	90
23. Related party transactions	90
24. Disposal of subsidiaries	91
25. Differences between IFRS and U.S. Generally Accepted Accounting Principles	92
26. List of companies included in the consolidated accounts at March 31, 2003	101
27. Post balance sheet events	101

LEICA GEOSYSTEMS HOLDINGS AG · NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2001, 2002 and 2003 (in thousands unless otherwise stated)

1. SEGMENT INFORMATION

In accordance with IAS 14 (Segment Reporting), a breakdown of certain data in the financial statements is given by business segments (primary reporting format) and geographical regions. The business segments are the same as those used for internal reporting, allowing a reliable assessment of risks and returns. The aim is to provide users of the financial statements with information regarding the profitability and future prospects of the Company’s various activities. The Company records the sales and related operating results within the following business segments:

Surveying & Engineering Division

This division is largely comprised of terrestrial positioning systems, including levels (instruments that measure height differences), theodolites (instruments that measure horizontal and vertical angles) and total stations (instruments that combine theodolites and distancers together with associated software). In addition GPS satellite receivers and systems that use GPS technology for surveying and other applications are reported within this division.

GIS & Mapping Division

The GIS & Mapping division is focused on the management of spatial data (three-dimensional coordinates) and attributes (the object captured, such as buildings, rivers or forests) for a diverse range of applications including, most importantly, utilities, communities, local government land registries and planning agencies, forestry and environmental audit and clean-up.

Consumer Products Division

The main products of the Consumer Products division are the handheld laser measuring systems that employs high-precision, reflectorless laser measuring technology.

Metrology Division

The Metrology division (formerly named as Industrial Measurement Division) is largely comprised of high-precision portable measurement systems, e.g. mobile laser trackers, high-precision theodolites and related software.

New Business Division

The New Business Division is a platform for the launch of our laser scanning and three-dimensional visualization business, which we believe is the next major technological wave in our industry.

The Company also reports a basket of activities within the following division:

Special Products Division

The Special Products Division is comprised of the following businesses:

•	Defense Products — Supplies range-finding binoculars and surveying solutions to the defense and law enforcement markets.

•	Third-party manufacturing — Principally manufactures components and products for the other business segments, as well as direct sales to external customers.

•	GPS Marine — Provides GPS marine navigational systems.

In January 2003 the Company sold its defense business as well as 75% of its interest in the wholly owned electronical part manufacturer Wiltronic. To allow a more accurate appraisal of continuing operations, the discontinued operations are shown separately in Note 3.

Central Services represents corporate expenses and unallocated costs related to shared services.

Business segment assets consists primarily of property, plant and equipment, goodwill (except goodwill from the Leica Geosystems Group Acquisition in 1998), intangible assets, investment in associates, inventories and receivables.

The reconciliation in business assets reflects goodwill from the Leica Geosystems Group Acquisition in 1998 as well as the deferred tax asset.

Business segment current liabilities consists mainly of short-term loans, accounts payable, accrued liabilities, provisions and current taxes.

Capital expenditure comprises additions to property, plant and equipment (Note 9), goodwill (Note 10) and other intangible assets (Note 11).

BUSINESS SEGMENTS

Year ended March 31,

	2001	2002	2003

Sales to external customers	CHF	CHF	CHF

Surveying & Engineering	380’643	428’520	397’500
GIS & Mapping	12’541	113’195	100’650
Consumer Products	58’251	47’826	50’579
Metrology	62’451	63’053	59’353
New Business	7’014	24’932	13’526

Total Segments	520’900	677’526	621’608
Special Products	118’487	109’741	112’524
Central Services	3’038	2’909	1’681

Total sales to external customers	642’425	790’176	735’813

Results by segment:
Surveying & Engineering	45’889	48’235	53’157
GIS & Mapping	(2’147)	(6’599)	(8’689)
Consumer Products	7’948	716	1’162
Metrology	9’088	11’507	7’569
New Business	(816)	(80’370)	(18’334)

Total Segments	59’959	(26’511)	34’865
Special Products	19’771	12’166	58’746
Central Services	(23’163)	(24’061)	(30’369)

Total operating profit/(loss)	56’567	(38’406)	63’242

Income/(loss) from associated companies
Surveying & Engineering	23	—	—
GIS & Mapping	2’932	(187)	(1’689)
Consumer Products	—	—	—
Metrology	—	(103)	(1’638)
New Business	(3’954)	—	—

Total Segments	(999)	(290)	(3’327)
Special Products	—	345	532
Central Services	—	23	257

Total Income/(loss) from associated companies	(999)	78	(2’538)

Depreciation and amortization by segment:
Surveying & Engineering	(13’591)	(17’741)	(16’318)
GIS & Mapping	(435)	(17’248)	(18’584)
Consumer Products	(2’451)	(3’301)	(4’818)
Metrology	(1’953)	(2’593)	(7’181)
New Business	(1’294)	(73’549)	(9’059)

Total Segments	(19’727)	(114’432)	(55’960)
Special Products	(6’811)	(6’003)	(4’464)
Central Services	(15’407)	(15’203)	(13’711)

Total depreciation and amortisation by segment	(41’945)	(135’638)	(74’135)

The New Business segment includes a goodwill impairment charge of CHF 58,0 million in fiscal year 2002. Central Services includes goodwill amortization (not allocated to segments) of CHF 7,1 million for the years ended March 31, 2001, 2002 and CHF 7,0 million in 2003.

March 31,

	2001	2002	2003

	CHF	CHF	CHF
Assets by segment:
Surveying & Engineering	251’599	228’908	227’594
GIS & Mapping	16’777	150’484	111’472
Consumer Products	33’507	31’169	31’380
Metrology	36’771	41’028	42’011
New Business	122’893	59’558	42’427

Total Segments	461’547	511’147	454’884
Special Products	108’978	105’019	60’313
Central Services	50’002	43’936	36’616

Total assets by segment	620’527	660’102	551’813

Reconciliation of Segment Assets to Consolidated Balance Sheets:
Financing assets:
Goodwill (not allocated to segments)	124’502	117’385	97’039
Deferred tax	13’933	29’670	34’202

Total consolidated assets	758’962	807’157	683’054

March 31,

	2001	2002	2003

	CHF	CHF	CHF
Business segment current liabilities:
Surveying & Engineering	62’597	58’801	72’109
GIS & Mapping	1’095	30’866	27’138
Consumer Products	7’509	7’104	8’083
Metrology	9’099	9’142	8’371
New Business	6’253	6’153	3’966

Total Segments	86’553	112’066	119’667
Special Products	41’979	49’063	12’890
Central Services	26’057	21’495	36’612

Total business segment current liabilities	154’589	182’624	169’169

Reconciliation of Segment Current Liabilities to Consolidated Balance Sheets:
Short-term debt	1’513	4’536	—

Total consolidated current liabilities	156’102	187’160	169’169

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Capital expenditure by segment:
Surveying & Engineering	44’476	19’240	22’432
GIS & Mapping	78	120’030	6’125
Consumer Products	3’543	4’172	9’931
Metrology	3’277	7’958	7’595
New Business	90’549	11009	9024

Total Segments	141’923	162’409	55’107
Special Products	9’280	4’241	3’077
Central Services	5’118	4’381	3’635

Total, including goodwill	156’321	171’031	61’819

The above table includes capital expenditure on plant, property and equipment, product and SAP R/3 development costs, and goodwill. Goodwill from fully consolidated acquisitions is assigned to the respective segments.

GEOGRAPHIC SEGMENTS

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Sales by geographic segment:
Switzerland	85’157	53’968	43’917
Rest of Europe	258’895	326’959	323’045
United States	131’034	200’349	165’569
Rest of Americas	35’084	42’423	31’402
Asia Pacific	96’878	119’406	125’569
Other	35’377	47’071	46’311

Total sales by geographic segment	642’425	790’176	735’813

March 31,

	2001	2002	2003

	CHF	CHF	CHF
Assets by geographic segment:
Switzerland	232’359	247’668	230’933
Rest of Europe	93’197	83’978	99’529
United States	238’662	278’505	185’563
Rest of Americas	11’179	8’994	4’916
Asia Pacific	45’130	40’957	30’872

Total assets by geographic segments	620’527	660’102	551’813

Reconciliation of Segment Assets to Consolidated Balance Sheets:
Financing assets:
Goodwill (not allocated to segments)	124’502	117’385	97’039
Deferred tax	13’933	29’670	34’202

Total assets consolidated	758’962	807’157	683’054

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Capital expenditure by geographic segment:
Switzerland	31’622	39’527	44’413
Rest of Europe	1’538	1’752	1’398
United States	4’148	38’642	14’644
Rest of Americas	191	95	27
Asia Pacific	3’145	1’716	1’337

Total capital expenditure, excluding goodwill	40’644	81’732	61’819
Goodwill, United States	115’677	89’299	—

Total capital expenditure, including goodwill	156’321	171’031	61’819

The above table includes capital expenditure on plant, property and equipment, product and SAP R/3 development costs, and goodwill.

2. STATEMENT OF INCOME

The statement of income has been prepared using the activity based income statement presentation method. The costs of sales, selling, general and administrative expenses include the following costs:

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Staff costs	257’126	314’486	257’765
Depreciation and amortization (*)	41’945	135’638	71’294

(*) Goodwill impairment of CHF 58,0 million is included in Fiscal year 2002

3. CONTINUING AND DISCONTINUED OPERATIONS

As part of its strategic alignment the Company divested the defense business as well as the electronical parts manufacturing entities of Wiltronic (including its subsidiary in Austria). Both divestments were announced in January 2003. For Wiltronic the Company retains a 25% interest, including a put option (held by Leica) and a call option (held by Escatec). The sale of Wiltronic was effective retroactive to January 1, 2003 and was therefore deconsolidated as of the beginning of quarter four of the Company’s current Fiscal Year. The Company’s defense business, consisting of Leica Vectronix AG (in Heerbrugg, Switzerland) and Leica Technologies Inc (Delaware, USA), were deconsolidated as of February 1, 2003.

Taking the divestments into account the Company is presenting the following consolidated income statements:

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Total Sales	642’425	790’176	735’813
Sales from discontinued operations	71’779	77’200	85’501
Sales from continuing operations	570’646	712’976	650’312
Cost of sales	(282’790)	(340’311)	(314’051)

Gross profit	287’856	372’665	336’261
Research and development costs	(35’270)	(65’583)	(63’486)
Selling and marketing costs	(143’050)	(180’765)	(161’990)
General and administrative costs	(55’025)	(87’649)	(77’894)
Other operating income/(expense) net	(8’021)	(88’696)	(22’022)
Gain/(loss) on disposal of property, plant and equipment net	481	613	(1’069)

Operating result from continuing operations	46’972	(49’416)	9’801
Operating result from discontinued operations	9’595	11’010	53’441

Operating result	56’567	(38’406)	63’242
Income/(loss) from associated companies	(999)	78	(2’538)
Finance costs	(67’112)	(14’798)	(19’357)

Income/(loss) before tax	(11’544)	(53’126)	41’347
Income tax benefit/(expense)	3’555	(2’124)	(19’432)

Net income/(loss)	(7’989)	(55’250)	21’915

Basic earnings per share (in Swiss francs)	(4.23)	(24.67)	9.80

Diluted earnings per share (in Swiss francs)	(4.23)	(24.67)	9.78

Until April 1, 2002 the defense entity Leica Vectronix AG (Heerbrugg) formed part of Leica Geosystems AG (Heerbrugg). Nevertheless the Company determined the figures of discontinued operations under certain assumptions also for the comparative periods of the Fiscal Years ended at March 31, 2002 and 2001. The financial impact of the divestments is summarized in the following income statements:

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Sales from discontinued operations	71’779	77’200	85’501
Cost of sales	(45’038)	(46’734)	(47’971)

Gross profit	26’741	30’466	37’530
Research and development costs	(3’130)	(2’420)	(2’468)
Selling and marketing costs	(9’362)	(11’670)	(9’543)
General and administrative costs	(3’530)	(4’766)	(3’492)
Other operating income/(expense) net	(1’123)	(601)	(574)
Gain on sale of discontinued operations	—	—	31’989

Operating profit from discontinued operations	9’595	11’010	53’441
Finance costs	(348)	(281)	(40)

Income before tax	9’247	10’729	53’401
Income tax benefit/(expense)	(373)	(278)	(17’763)

Net income from discontinued operations	8’874	10’451	35’638

Assets and liabilities as of March 31, 2003 do not include any amounts related to discontinued operations.

At March 31, 2002, assets of CHF 40,4 million (2001: CHF 33,4 million) and current liabilities of CHF 29,6 million (2001: CHF 21,8 million) related to the divested businesses.

Discontinued operations affected the Company’s cash flow statements as follows:

Discontinued operations

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Cash provided by operating activities	3’436	11’773	13’072
Cash used in investing activities	(2’231)	(2’146)	(1’312)
Cash provided by/(used in) financing activities	(1’243)	(9’618)	(9’960)

Cash and cash equivalents at end of specified period of discontinued operations	38	47	1’847

The remaining operations of the Special Products division are continuing operations. The segment figures for Special Products subsequent to the divestments are:

BUSINESS SEGMENTS

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Sales to external customers:
Discontinued operations	71’779	77’200	85’501
Continuing operations	46’708	32’541	27’023

Total Special Products	118’487	109’741	112’524

Results by segment:
Discontinued operations	9’595	11’010	21’452
Gain on sale of discontinued operations	—	—	31’989
Continuing operations	10’176	1’156	5’305

Total Special Products	19’771	12’166	58’746

Income/(loss) from associated companies
Discontinued operations	—	—	—
Continuing operations	—	345	532

Total Special Products	—	345	532

Depreciation and amortization by segment:
Discontinued operations	(1’883)	(1’445)	(1’099)
Continuing operations	(4’928)	(4’558)	(3’365)

Total Special Products	(6’811)	(6’003)	(4’464)

March 31,

	2001	2002	2003

	CHF	CHF	CHF
Assets by segment:
Discontinued operations	33’377	40’411	—
Continuing operations	75’601	64’608	60’313

Total Special Products	108’978	105’019	60’313

Business segment current liabilities:
Discontinued operations	21’766	29’641	—
Continuing operations	20’213	19’422	12’890

Total Special Products	41’979	49’063	12’890

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Capital expenditure by segment:
Discontinued operations	2’231	2’146	1’312
Continuing operations	7’049	2’095	1’765

Total Special Products	9’280	4’241	3’077

4. FINANCE COSTS

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Interest income	676	574	742
Interest expense:
Revolving Credit Facility	(6’673)	(9’308)	(5’590)
9 7/8% Notes	(12’017)	(9’368)	(9’633)
Vendor Note	(918)	—
Amortization of discount on Vendor Note	(302)	—
Other	(10)	(126)	(877)

Total interest expense	(19’920)	(18’802)	(16’100)
Debt acquisition, issuance and share offering costs:
Amortization of debt acquisition cost — Revolving Credit Facility	(1’899)	(2’204)	(2’204)
Amortization of debt issuance cost — 9 7/8% Notes	(490)	(391)	(388)
Write-off of capitalized discount on Vendor Note	(34’541)	—
Premium, fees and write-off related to 35% repayment of 9 7/8% Notes	(9’239)	—
Fees related to share offering	(7’746)	(190)	(34)

Total debt acquisition, issuance and share offering costs	(53’915)	(2’785)	(2’626)
Foreign exchange gains/(losses) on borrowings	6’047	6’215	(1’373)

Total finance costs	(67’112)	(14’798)	(19’357)

5. TAXES ON INCOME

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF

Current taxes:
Domestic	1’289	(1’768)	(17’985)
Foreign	(2’579)	(5’499)	(6’077)

Total current taxes	(1’290)	(7’267)	(24’062)

Deferred taxes:
Domestic	(2’051)	(2’847)	(3’876)
Foreign	6’896	7’990	8’506

Total deferred taxes	4’845	5’143	4’630

Total income tax benefit/(expense)	3’555	(2’124)	(19’432)

Applying the maximum tax rate of 25% (equal to prior year rates) at the Company’s headquarter location (Leica Geosystems AG, Heerbrugg, Switzerland) to the income before tax of CHF 41,3 million, an expected tax expense of CHF 10,3 million results.

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF

Maximum tax rate for Heerbrugg,Switzerland	25%	25%	25%
Income tax benefit/(expense), at maximum rate	2’886	13’282	(10’337)
Effect of taxes at rates other than maximum rate	(1’748)	18’274	6’302
Tax effect of non-deductible expenses (incl. goodwill amortization)	(3’865)	(33’350)	(14’211)
Taxes saved by use of fully provided tax losses	3’739	621	523
Change in valuation allowances on deferred tax assets	(646)	(3’034)	(4’979)
Effect of changes in tax rate and legislation	254	1’083	69
Tax related to other periods	495	74	1’529
Other	2’440	926	1’672

Income tax benefit/(expense)	3’555	(2’124)	(19’432)

6. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net profit available for shareholders by the weighted average number of ordinary shares outstanding and issued during the year, excluding the number of shares purchased by the Company and held as treasury shares.

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF

Net income/(loss) attributable to shareholders	(7’989)	(55’250)	21’915
Weighted average number of ordinary shares in issue	1’887	2’240	2’237
Basic earnings per share (single Swiss francs per individual share)	(4.23)	(24.67)	9.80

For the share options, a calculation is performed to determine the number of shares that could have been acquired at market price. This serves to calculate the extent of the dilutive effect. No adjustments are made to net profit for this options calculation.

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF

Net income/(loss) attributable to shareholders	(7’989)	(55’250)	21’915
Weighted average number of ordinary shares in issue	1’887	2’240	2’237
Adjustment for share options	—	—	5
Weighted average number of ordinary shares for diluted earnings per share	1’887	2’240	2’242
Diluted earnings per share	(4.23)	(24.67)	9.78

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares (see Note 21). The Company has share options granted to management and employees which qualify as potentially dilutive ordinary shares.

Leica Geosystems Holdings AG paid no dividends in Fiscal Year 2001, 2002 or 2003.

7. TRADE ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

March 31,

	2001	2002	2003

	CHF	CHF	CHF

Gross trade receivables	146’911	160’478	144’982
Allowance for doubtful accounts	(4’283)	(5’258)	(5’175)

Net trade receivables	142’628	155’220	139’807
Receivables from associated companies	1’527	1’614	1’817

Total trade accounts receivables	144’155	156’834	141’624

8. INVENTORIES

Inventories consisted of the following:

March 31,

	2001	2002	2003

	CHF	CHF	CHF

Raw materials and sub-assemblies	57’649	60’864	43’589
Work-in-progress	19’153	19’473	11’580
Finished goods	69’504	67’570	55’112
Demonstration inventories	24’785	20’231	18’734

Gross inventories	171’091	168’138	129’015
Allowances	(30’329)	(27’995)	(24’508)

Total inventories	140’762	140’143	104’507

The gross values represent the purchase or production costs of inventories at the balance sheet date. The allowances are for excess quantities, as well as slow-moving and obsolete items.

9. PROPERTY, PLANT AND EQUIPMENT

	Land,	Machinery
	Buildings,	and	Other
	Fixtures and	Installa-	Equip-
	Fittings	tions	ment	Total

	CHF	CHF	CHF	CHF
GROSS VALUES
Value at March 31, 2001	117’088	143’622	56’290	317’000
Acquisition of subsidiaries	—	319	3’080	3’399
Disposal of subsidiaries	—	(28’680)	(2’298)	(30’978)
Additions	1’295	8’283	13’035	22’613
Disposals	(2’926)	(4’829)	(2’001)	(9’756)
Reclassifications	40	(2’206)	2’166	—
Exchange rate adjustments	(276)	(1’304)	(1’197)	(2’777)

Value at March 31, 2002	115’221	115’205	69’075	299’501

Disposal of subsidiaries	(385)	(15’037)	(5’343)	(20’765)
Additions	2’360	7’733	10’569	20’662
Disposals	(16’652)	(10’030)	(5’181)	(31’863)
Exchange rate adjustments	(809)	(4’910)	(3’852)	(9’571)

Value at March 31, 2003	99’735	92’961	65’268	257’964

ACCUMULATED DEPRECIATION
Value at March 31, 2001	(45’162)	(104’449)	(39’478)	(189’089)
Disposal of subsidiaries	—	22’296	2’013	24’309
Depreciation expense	(2’925)	(10’337)	(10’635)	(23’897)
Disposals	1’109	3’732	1’622	6’463
Reclassifications	—	302	(302)	—
Exchange rate adjustments	144	883	750	1’777

Value at March 31, 2002	(46’834)	(87’573)	(46’030)	(180’437)

Disposal of subsidiaries	264	11’753	3’887	15’904
Depreciation expense	(3’094)	(7’673)	(10’295)	(21’062)
Disposals	5’048	5’991	3’739	14’778
Exchange rate adjustments	419	3’484	2’495	6’398

Value at March 31, 2003	(44’197)	(74’018)	(46’204)	(164’419)

NET BOOK VALUES AT
March 31, 2001	71’926	39’173	16’812	127’911

March 31, 2002 (*)	68’387	27’632	23’045	119’064

March 31, 2003 (**)	55’538	18’943	19’064	93’545

(*) Other equipment includes Finance leases of CHF 4,1 million (Gross value 5,6 and Accum. Depreciation 1,6 million)

(**) Other equipment includes Finance leases of CHF 7,3 million (Gross value 10,4 and Accum. Depreciation 3,1 million)

March 31,

	2001	2002	2003

	CHF	CHF	CHF
Fire insurance value of property, plant and equipment
Buildings	130’832	132’802	122’801
Machinery, equipment and other fixed assets	192’790	185’723	186’470

Total insurance value of property, plant and equipment	323’622	318’525	309’271

10. GOODWILL

Total
Goodwill

CHF
GROSS VALUES
Value at March 31, 2001	260’366
Acquisition of subsidiaries	88’402
Adjustments of fair value	1’513
Exchange rate adjustments	(7’238)

Value at March 31, 2002	343’043

Adjustments of fair value	(7’398)
Disposal of subsidiaries	(17’203)
Exchange rate adjustments	(37’724)

Value at March 31, 2003	280’718

ACCUMULATED AMORTIZATION
Value at March 31, 2001	(19’157)

Amortization charge	(27’039)
Impairment charge	(57’953)
Exchange rate adjustments	192

Value at March 31, 2002	(103’957)

Amortization charge	(19’107)
Disposal of subsidiaries	3’742
Exchange rate adjustments	16’088

Value at March 31, 2003	(103’234)

NET BOOK VALUES AT
March 31, 2001	241’209

March 31, 2002	239’086

March 31, 2003	177’484

Goodwill arising upon the acquisition of ERDAS Inc. and LH Systems LLC (including Azimuth branch) totalled USD 50,2 million (CHF 88,4 million) in Fiscal Year 2002. This amount is being amortized over a period of ten years.

During Fiscal Year 2002, the Company wrote down USD 34,5 million (CHF 58,0 million) of goodwill associated with the Cyra acquisition. Based on current period operating results and management’s current expectation for the sector, the carrying amount of the asset may not be recoverable. Based on the Company’s analysis of future discounted net cash flow estimates, it was determined that impairment existed. As such, the goodwill associated with the Cyra acquisition has been written down to its estimated fair value, which was determined by discounting the net future anticipated cash flows using a discount rate of 15.5%. The amount is included in the New Businesses reporting segment as well as other operating expenses within the Statements of income. A similar analysis was performed in quarter four of Fiscal Year 2003 with the conclusion that no additional impairment was necessary.

In a separate issue, the initial amount of goodwill related to the Cyra and Laser Alignment acquisitions was adjusted in Fiscal Year 2002 by a total of CHF 1,5 million within the first year since the date of acquisition. These fair value adjustments arose mainly due to warranty issues (in Cyra) and reassessment of deferred tax assets (in Laser Alignment) impacting the opening balance sheet of these entities.

In Fiscal Year 2003 the fair value of LH Systems goodwill was adjusted by a tax audit and subsequent change of the tax status. The adjustment amount of CHF 3,0 million are recognized in goodwill with debit to deferred tax assets.

Furthermore, the Company received in Fiscal Year 2003 11’074 LGSN shares from the Cyra escrow fund. The returned shares were recognized as an adjustment to goodwill of CHF 4,4 million and are classified as treasury shares.

Subsequent to the sale of the Company’s defense business, effective February 3, 2003, the respective part of the goodwill from Leica Geosystems Group Acquisition in 1998 were reduced by CHF 17,2 million and related accumulated amortization of CHF 3,7 million.

In Fiscal Year 2003 the net exchange rate adjustments on goodwill reduced the Company’s equity by CHF 21,6 million.

11. OTHER INTANGIBLE ASSETS

	Product	SAP
	Development	Development
	Costs	Costs	Total

	CHF	CHF	CHF

GROSS VALUES
Value at March 31, 2001	68’808	7’960	76’768
Acquisition of subsidiaries	20’421	—	20’421
Additions	42’755	—	42’755
Disposals	(312)	—	(312)
Exchange rate adjustments	(1’833)	—	(1’833)

Value at March 31, 2002	129’839	7’960	137’799

Disposal of subsidiaries	(708)	—	(708)
Additions	41’157	—	41’157
Disposals	(2’312)	—	(2’312)
Other movements	(132)	—	(132)
Exchange rate adjustments	(10’054)	—	(10’054)

Value at March 31, 2003	157’790	7’960	165’750

ACCUMULATED AMORTIZATION
Value at March 31, 2001	(14’685)	(5’047)	(19’732)
Amortization charge	(25’158)	(1’592)	(26’750)
Disposals	312	—	312
Exchange rate adjustments	176	—	176

Value at March 31, 2002	(39’355)	(6’639)	(45’994)

Disposal of subsidiaries	78	—	78
Amortization charge	(30’322)	(802)	(31’124)
Disposals	—	—	—
Exchange rate adjustments	3’356	—	3’356

Value at March 31, 2003	(66’243)	(7’441)	(73’684)

NET BOOK VALUES AT
March 31, 2001	54’123	2’913	57’036

March 31, 2002	90’484	1’321	91’805

March 31, 2003	91’547	519	92’066

12. INVESTMENTS IN ASSOCIATES

Investments in associated companies accounted for using the equity method comprised of the following:

March 31,

	2001	2002	2003

	CHF	CHF	CHF

LH Systems LLC, USA (*)	7’137	—	—
SwissOptic AG, Switzerland (**)	—	2’414	2’700
Escatec AG, Switzerland (***)	—	—	2’293
APM Technica AG, Switzerland (****)	—	—	382
AED Graphics AG, Germany	2’251	2’164	2’716
NovaLIS Technologies Ltd, Canada	1’070	1’889	—
MetricVision Inc, USA	—	1’578	—

Total investments in associates	10’458	8’045	8’091

	Swiss				Nova	Metric
	Optic	Escatec	APM	AED	LIS	Vision	Total

		CHF	CHF	CHF	CHF	CHF	CHF

Investment at March 31, 2002	2’414	—	—	2’164	1’889	1’578	8’045
Additions	—	—	—	549	—	59	608
Income statement	286	246	255	(20)	(1’668)	(1’637)	(2’538)
Dividends received	—	—	—	—	—	—	—
Foreign exchange impact	—	—	—	23	(221)	—	(198)
Reclassifications from other assets	—	2’047	127	—	—	—	2’174

Total at March 31, 2003	2’700	2’293	382	2’716	—	—	8’091

Note:
Amortization expenses included		—	—	(180)	(1’669)	(1’470)	(3’319)
Net Goodwill included		—	—	1’747	—	—	1’747

(*) LH Systems was reclassified to fully consolidated subsidiaries at April 1, 2001

(**) SwissOptic was reclassified from fully consolidated subsidiaries at July 1, 2001

(***) Escatec (former Wiltronic) was reclassified from fully consolidated subsidiaries at Jan 1, 2003 (Note 24)

(****) APM Technica was established at September 28, 2002 via management buy out

NovaLIS — The Company wrote down its total investment in NovaLIS Technologies Ltd. (“NovaLIS”) to zero.

MetricVision Inc — In Fiscal Year 2003 Leica Geosystems impaired the total net book value of goodwill arising upon the investment in MetricVision.

Escatec Switzerland — See Note 24 (Disposal of subsidiaries).

13. TRADE ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	March 31,

	2001	2002	2003

	CHF	CHF	CHF

Trade payables	63’855	68’115	45’926
Payables due to associated companies	125	3’986	11’965

Total trade accounts payable	63’980	72’101	57’891

14. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

March 31,

	2001	2002	2003

	CHF	CHF	CHF

Accrued interest	3’077	2’849	2’805
Other current payables	10’394	12’542	11’105

Total other current liabilities	13’471	15’391	13’910

Other current payables included primarily value-added tax and payroll-related liabilities.

15. LOANS AND BORROWINGS

Loans and borrowings consisted of the following:

March 31,

	2001	2002	2003

	CHF	CHF	CHF

Current:
Short term loans from banks	—	2’018	2’000
Finance lease (current portion)	—	1’047	3’375
Other short-term loans	1’198	1’121	454

Total current	1’198	4’186	5’829
Non-current:
Revolving Credit Facility	96’654	135’784	53’696
Less unamortized debt acquisition cost	(4’959)	(2’755)	(751)

Net Revolving Credit Facility	91’695	133’029	52’945

9 7/8% Notes	99’185	95’219	96’005
Less unamortized bond issuance cost	(3’062)	(2’640)	(2’163)

Net 9 7/8% Notes	96’123	92’579	93’842
Finance lease (non-current portion)	—	3’011	1’829
Total non-current	187’818	228’619	148’616

Total loans and borrowings	189’016	232’805	154’445

Revolving Credit Facility

At March 31, 2003, the Company had a CHF 157,75 million Revolving Multicurrency Credit Facility (the “Facility”) arranged by Chase Manhattan plc (now J. P. Morgan Ltd.) through several financial institutions which expires in full in July, 2003. The balance outstanding at March 31, 2003, was CHF 53,7 million and at March 31, 2002 CHF 135,8 million, respectively. The Facility bears an interest rate equalling LIBOR plus additional costs and a margin of 1 1/8%. The weighted average interest rate on the outstanding borrowings was 5,2 % for the Fiscal Year ended March 31, 2003 (2002: 6.1%). At March 31, 2003, after taking account of amounts used for foreign exchange, guarantee and letter of credit facilities, the Company had CHF 87,6 million available under the Facility (2002: CHF 85,5 million). The facility was renewed on May 23, 2003 and therefore classified as non-current liability. See also Note 27 (Post Balance Sheet Events).

The debt acquisition cost of the Facility was CHF 8,4 million (including an addition of CHF 1,5 million in Fiscal Year 2001) and is being amortized over the 3 year term of the Facility. The unamortized portion of the debt acquisition cost of CHF 0,8 million at March 31, 2003 (2002: CHF 2,8 million), is stated in the Company’s balance sheet as a reduction of the Facility gross debt amount. Subsequent to the IPO the debt acquisition amortization period was reduced from 7 to 3 years.

9 7/8% Notes

In June 1999, the Company issued a note (“9 7/8% Notes”) of EURO 100,0 million, maturing on December 15, 2008, at an interest rate of 9 7/8%. The 9 7/8% Notes were issued by Finance plc pursuant to an indenture, with Bankers Trust Company, as trustee, dated June 18, 1999 (the “Indenture”). In connection with the initial public offering, the Company redeemed on August 31, 2000, 35% of the 9 7/8% Notes then outstanding at a redemption price of 109.875%, plus accrued interest through the date of the redemption, as permitted under the Indenture. At March 31, 2003, the remaining 9 7/8% Notes outstanding were EURO 65 million, equivalent to CHF 96,0 million. The 9 7/8% Notes were issued under par at EURO 98,6 million, so that the 9 7/8% Notes imputed interest rate is 10.0176%. At March 31, 2003, the 9 7/8% Notes were trading at a premium.

The 9 7/8% Notes are subordinate to the Revolving Credit Facility.

The cost of the debt issuance of the 9 7/8% Notes of CHF 5,9 million is being amortized to “Finance costs” in the income statement over the nine and a half year term of the 9 7/8% Notes. Subsequent to the redemption of the 9 7/8% Notes the Company recorded a finance cost impairment of CHF 1,8 million in the prior year. The unamortized portion of the 9 7/8% Notes issuance cost of CHF 2,2 million at March 31, 2003 (2002: CHF 2,6 million), is stated in the Company’s balance sheet as a reduction of the 9 7/8% Notes gross debt amount.

16. FINANCIAL INSTRUMENTS

Derivative financial instruments

In accordance with the provisions of IAS 39, the Company recognized all derivative financial instruments at fair values. For those instruments qualifying as cash flow hedges the Company recorded a cumulative adjustment of CHF 0,1 million (net of tax) in equity in Fiscal Year 2003.

The table below shows the movement on the cash flow hedging reserve during the Fiscal Year:

CHF

Balance at April 1, 2002	112
Cash flow hedges:
Changes in fair value (net of tax)	92
Realized gains or losses transferred to the income statement	(112)

Balance at March 31, 2003 net of tax	92

The net fair values of derivatives financial instruments at the balance sheet date and designated for cash flow hedges were:

	March 31,

	2001	2002	2003

	CHF	CHF	CHF

Contract values	88’288	112’838	119’661
Positive fair value (Asset)	n/a	175	173

The contract value shows the volume (gross nominal value of sales and purchases added together) of the forward foreign exchange contracts open at the balance sheet date. A negative fair value is the potential cost required to close the outstanding contracts at the balance sheet date. A positive fair value represents the unrealised profit on the forward foreign exchange transactions on the balance sheet date.

At March 31, 2003, the positive fair value of the outstanding forward foreign exchange contracts amounts to CHF 0,2 million, of which CHF 0,03 million are included in the income statement, relating to fair value hedges of balance sheet items, and CHF 0,12 million (reflecting CHF 0,1 million net of tax) in respect of cash flow hedges and are therefore included in equity.

Hedge of net investments in foreign entities

The Company designated part of its EURO denominated borrowings as a hedge of the net investment in its European subsidiaries. The fair value of the EURO 9 million portion designated of the borrowing amounted to CHF 13,3 million at March 31, 2003. Furthermore, the Company designated USD 16 million of its USD forward sales contracts as hedge of the net investment in one of its foreign subsidiaries in the United States. The fair value of these foreign exchange forward contracts amounts to CHF 21,8 million at March 31, 2003.

For those financial instruments, which were designated and qualify as hedges of a net investment in a foreign entity the Company recorded a cumulative adjustment of CHF 1,5 million (net of tax) in equity at March 31, 2003.

17. PROVISIONS

	Warranty	Restructuring	Other	Total
	Provisions	Provisions	Provisions	Provisions

	CHF	CHF	CHF	CHF

Value at March 31, 2002	8’523	4’295	4’510	17’328
Additional provision recorded	3’174	4’184	(522)	6’836
Unused amounts reversed	—	(45)	(580)	(625)
Utilized during the year	(3’339)	(6’527)	(674)	(10’540)
Other movements	(1’047)	—	—	(1’047)
Exchange rate adjustments	(383)	(305)	(655)	(1’343)

Value at March 31, 2003	6’928	1’602	2’079	10’609

Of the above provisions some CHF 0,4 million are considered to be long-term (above one year) and the remainder short-term.

Warranty

The Company provides a twelve month warranty period on certain products and undertakes to repair or replace items that fail to perform satisfactorily. The provision reflects recent warranty claim levels.

Restructuring

In Fiscal Year 2003, the Company completed its restructuring program (the “FIT-Together”) with charges amounting to CHF 4,2 million. These costs are primarily intended to cover charges for employee termination and severance payments. The remaining provision (CHF 1,6 million) may be utilized within the next twelve months.

Other

Other provisions include various items such as provisions for onerous purchase contracts and provisions in respect of legal cases.

18. PENSION OBLIGATIONS

The most important defined benefit pension plans of Leica Geosystems are offered to its employees in Switzerland and the United States of America. In addition the Company maintains its early retirement plan to allow Swiss employees to elect early retirement at their option. This plan is not funded and a provision has therefore been recorded based on an actuarial assessment of the plan.

The principal assumptions applied to prepare actuarial valuations of the defined benefit plans are as follows:

	Year ended March 31,

	2001	2002	2003

	%	%	%
Assumptions (weighted average):
Discount rate	4.04	4.04	3.79
Investment return	5.02	5.03	5.02
Salary inflation	2.03	2.03	1.48
Pension increases	0.96	0.99	0.49

The components of the benefit obligation are as follows:

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Change in benefit obligation:
Pension Benefit Obligation (PBO) at beginning of the year	441’654	467’699	458’824
Service cost	16’963	18’475	17’560
Interest cost	17’867	18’027	18’489
Disposal of subsidiaries	—	(21’786)	(41’498)
Amendments and settlements	719	(1’986)	20
Actuarial (gain)/loss	29’127	9’399	(20’153)
Benefits paid	(38’700)	(30’756)	(30’194)
Translation differences	69	(248)	(1’321)

Pension Benefit Obligation at end of year	467’699	458’824	401’728

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Change in plan assets:
Fair value of plan assets at beginning of year	454’295	443’726	404’773
Actual return on plan assets	9’085	(5’632)	(537)
Employer contribution	12’084	11’287	10’648
Plan participants’ contribution	6’506	6’598	6’623
Disposal of subsidiaries	—	(20’217)	(35’625)
Amendments and settlements	381	(66)	(57)
Benefits paid	(38’700)	(30’756)	(30’194)
Translation differences	75	(167)	(1’063)

Fair value of plan assets at end of year	443’726	404’773	354’568

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Funded status:
Funded status at year end	(23’973)	(54’051)	(47’160)
Unrecognized net actuarial (gain)/loss	3’751	37’738	33’450
Unrecognized prior service cost	4’360	3’410	2’975

Accrued benefit cost	(15’862)	(12’903)	(10’735)

Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Amounts recognized in the balance sheet:
Defined benefit pension plans (accrual)	(15’862)	(12’903)	(10’735)
Other post retirement benefits	(1’984)	(2’201)	(2’224)

Pension obligations	(17’846)	(15’104)	(12’959)

	Year ended March 31,

	2001	2002	2003

	CHF	CHF	CHF
Benefit cost:
Service cost	16’963	18’475	17’560
Interest cost	17’867	18’027	18’489
Expected return on plan assets	(22’855)	(21’304)	(20’289)
Amortization of prior service cost	440	440	440
Amortization of transition obligation	267	—	66
Recognized actuarial (gain)/loss	(4)	187	118
Plan participants’ contributions	(6’506)	(6’598)	(6’623)
Loss on plan settlement	—	—

Net periodic pension benefit cost	6’172	9’227	9’760

In addition to the above plans, the Company sponsors defined contribution plans in various countries.

19. DEFERRED INCOME TAX

Deferred tax assets and liabilities arise due to differences between Group and tax valuations in the following balance sheet items:

March 31,

	2001		2002		2003

	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

	CHF	CHF	CHF	CHF	CHF	CHF

Losses carried forward and tax credits	15’377	—	25’689	—	31’712	—
Intangible assets	2’748	9’346	1’655	21’432	2’987	22’193
Property, plant and equipment	618	15’897	957	13’532	1’414	10’206
Inventories	9’497	5’250	6’889	2’800	7’060	4’582
Provisions and pension obligations	4’108	46	5’256	276	8’237	434
Other items	2’126	1’567	4’743	2’652	3’456	1’838

Total	34’474	32’106	45’189	40’692	54’866	39’253
Valuation allowance	(14’372)	—	(13’842)	—	(16’543)	—
Offset of assets and liabilities	(6’169)	(6’169)	(1’677)	(1’677)	(4’121)	(4’121)

Total deferred taxes	13’933	25’937	29’670	39’015	34’202	35’132

At March 31, 2003, the Company had tax losses carried forward totaling CHF 97,6 million (2002: CHF 62,8 million, 2001: CHF 46,6 million) with a tax value of CHF 31,7 million (2002: CHF 25,7 million, 2001: CHF 15,4 million). Of these, CHF zero expire by March 2006 and CHF 27,2 million by March 2010. The remaining CHF 70,4 million may be utilized after March 2010. A valuation allowance against certain of these tax loss carry forwards has been recorded.

20. SHAREHOLDERS’ EQUITY

Changes in share capital and share premium are the following:

	Number of
	registered
	shares	Share	Share
	issued	capital	premium

	units	CHF	CHF

Balance at March 31, 2001	2’162’175	108’108	209’317

Reclassifications	—	—	(176’689)
Issuance of shares — ERDAS acquisition	62’762	3’138	28’557
Issuance of shares — Cyra option scheme	6’386	319	2’769
Issuance of shares — share option scheme	19’729	987	1’253
Treasury shares movement	49	2	183

Balance at March 31, 2002	2’251’101	112’554	65’390

Issuance of shares — Cyra option scheme	721	36	313
Issuance of shares — share option scheme	2’433	122	131
Treasury shares movement	(44’701)	(2’234)	(5’916)

Balance at March 31, 2003	2’209’554	110’478	59’918

At the Company’s Annual General Assembly in September 2001, the shareholders of Leica Geosystems Holdings, AG voted to transfer CHF 176,7 million of the Company’s “Share Premium”, i.e. paid in capital, to “Reserves”.

On May 9, 2001 the Board resolved to increase the Company’s share capital under the authorised share capital by CHF 3,1 million by issuing 62’762 fully-paid up registered shares with a par value of CHF 50 (single Swiss francs) each. Upon the increase of the share capital the Company purchased all shares of ERDAS Inc., Atlanta, Georgia, USA. The 62’762 new shares were subscribed and fully-paid up in connection with the merger agreement and transferred to the former shareholders of ERDAS.

The issuance of 721 shares under the Cyra option scheme in Fiscal Year 2003 (2002: 6’386 number of shares) reflects the exercising of options from the contingency share pool held by the trustee. See also note 21.

Options exercised during Fiscal Year 2003 resulted in 2’433 shares (2002: 19’729). See also note 21. The authorized and conditional capital as well as the significant shareholders are described in the Notes 3, 4 and 5 to the Statutory Financial Statements.

On March 31, 2003 the Company holds 44’934 shares in treasury.

21. STOCK OPTION PLANS

The Company operates stock option plans as follows:

	Outstanding	Numbers	Exercised	Lapsed or	Outstanding	Thereof
Exercise price	options at	granted in	numbers in	cancelled in	options at	vested at
(in Swiss francs)	March 31, 2002	FY 03	FY 03	FY 03	March 31, 2003	March 31, 2003

81	29’389	—	(721)	(1’645)	27’023	19’525
100	65’215	—	(1’983)	(1’919)	61’313	61’313
120	14’330	—	(450)	(250)	13’630	13’630
175	—	38’040	—	(1’335)	36’705	2’200
366	70’816	—	—	(5’966)	64’850	11’504
375	37’373	—	—	(3’525)	33’848	18’283
429	5’877	—	—	(882)	4’995	1’992

Total	223’000	38’040	(3’154)	(15’522)	242’364	128’447

In June 2000, the Company adopted an employee equity incentive plan (the “2000 Employee Plan”). The 2000 Employee Plan is administered by the personnel and organization committee of the Board of Directors. Except as otherwise determined by the personnel and organization committee, under the 2000 Employee Plan, it is intended to grant, over four years, options to directors and employees to purchase shares. Each grant will vest in equal annual tranches over a four-year term, will remain in effect for seven years from the date of grant until they lapse and will have an exercise price at or near the market price of the shares on the date the option is granted. The 2000 Employee Plan includes customary provisions in respect of accelerated vesting and lapsing of options upon termination of employment, retirement, death and disability. Shares acquired by employees under the 2000 Employee Plan will either be newly issued by the Company under the conditional capital or purchased in open market transactions.

On July 11, 2000, pursuant to the 2000 Employee Plan, the Company granted options to directors and employees to purchase up to 40’640 shares, following completion of the initial public offering, with an exercise price equal to Swiss Francs 375, the offer price of the initial public offering.

In April 2001, the Company issued the second grant of the “2000 Employee Plan” consisting of 44’322 options with an exercise price of Swiss Francs 366.

The third grant of the “2000 Employee Plan” were offered to the directors and employees in April 2002 and amounted to 38’040 options with an exercise price of Swiss Francs 175.

Furthermore, in April 2001 the Company issued a performance stock option plan (the “PSOP”) for executive officers’ and members of the board of directors. The PSOP is supporting the achievement of long term strategic targets based on the financial mid term plans of Fiscal Years 2002 to 2005. In total 26’800 options were granted at an exercise price of Swiss Francs 366.

22. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases some of its facilities and equipment under operating leases. The future minimum lease payments under operating leases at March 31, 2003 are as follows:

CHF

2004	9’681
2005	7’412
2006	5’895
2007	3’933
2008	2’840
Thereafter	2’290

Total	32’051

Litigation

From time to time the Company is involved in legal actions and claims arising in the ordinary course of business. While the ultimate result of these claims cannot presently be determined, management does not expect that these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Guarantees

The Company has entered into agreements for various performance bonds, customer guarantees and letters of credit amounted to CHF 11,5 million at March 31, 2001, CHF 11,4 million at March 31, 2002 and CHF 10,6 million at March 31, 2003.

Bills of Trade Discounted with Recourse

Bills of trade discounted with recourse under the normal course of business in Japan, France, Portugal and Hongkong amounted to CHF 4,6 million at March 31, 2001, CHF 7,0 million at March 31, 2002, and CHF 6,3 million at March 31, 2003.

Capital Expenditure Commitments

The Company has entered into commitments (purchase orders) in respect of items of capital equipment totalling CHF 3,5 million at March 31, 2001, CHF 1,0 million at March 31, 2002, and CHF 0,9 million at March 31, 2003.

23. RELATED PARTY TRANSACTIONS

ASSOCIATED COMPANIES

At July 1, 2001 SwissOptic was reclassified to investments in associates as described in note 12. In Fiscal Year 2003, the Company has effected certain transactions at arms length as follows: Sales of products and services of CHF 5,4 million (2002: CHF 2,9 million) as well as purchases of products and services of CHF 18,7 million (2002: CHF 16,6 million).

APM Technica AG was founded via a management buy out effective at September 28, 2002. Since then, the Company has effected certain transactions at arms length as follows: Sales of products and services of CHF 0,7 million as well as purchases of products and services of CHF 1,1 million.

Escatec (formerly Wiltronic) was reclassified to investments in associates as mentioned in note 12 effective on January 1, 2003. Since then the Company has effected certain transactions at arms length as follows: Sales of products and services of CHF 0,8 million as well as purchases of products and services of CHF 9,6 million.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

The non-executive members of the Board of Directors of the Company received in Fiscal Year 2003 directors fees of CHF 0,2 million (2002: CHF 0,4 million) per annum plus costs and expenses incurred in connection with their serving as members of the Board. In addition certain members of the Board have been granted 2’200 (2002: 3’500) share options. By March 31, 2003, 7’789 (2002: 6’230) Board member options had vested. Certain restrictions apply to the Board members’ rights to sell their shares or exercise or sell their options.

For Fiscal Year 2003, the executive director and corporate management compensation aggregated CHF 4,3 million (2002: CHF 4,3 million) in salaries and bonus payments, comprised of CHF 3,7 million (2002: CHF 3,7 million) and CHF 0,4 million (2002: CHF 0,6 million) respectively, and aggregated CHF 0,2 million (2002: CHF 0,2 million) in pension contributions.

At March 31, 2003 the non-executive directors and corporate management owned 77’930 (2002: 71’490) options of which 41’655 (2002: 34’221) are vested.

24. DISPOSAL OF SUBSIDIARIES

DIVESTMENT OF WILTRONIC ENTITIES

The Company sold 75% of its interest in Wiltronic AG (Switzerland) and Wiltronic GmbH (Austria), two electronic component manufacturing companies, to Escatec, a Swiss-owned Malaysian-based contract manufacturer for electronic and mechatronic products effective on January 1, 2003. Under the terms of this agreement, the Company received consideration from Escatec of CHF 6,1 million, and will retain a 25% ownership interest in Wiltronic AG, together with statutory minority rights.

Wiltronic AG, a former wholly owned subsidiary of Leica Geosystems, is based in Heerbrugg. Wiltronic (including investment in Wiltronic GmbH) has 170 employees and generated revenues of CHF 12,8 million (excluding sales to Leica Geosystems) for the nine months of Fiscal Year 2002/03 ended December 2002.

DIVESTMENT OF LEICA VECTRONIX AG AND LEICA TECHNOLOGIES INC.

On February 3, 2003, Leica Geosystems announced the 100 % divestment of its wholly owned subsidiaries Leica Vectronix AG (Switzerland) and Leica Technologies Inc (USA), its defense business, to SAGEM, the French high-technology defense and communications group. In consideration, the Company received cash proceeds of approximately CHF 60 million.

Leica Vectronix reported 98 employees in Heerbrugg and 5 employees in Leesburg, Virginia, the headquarters of Leica Technologies, Inc., the Vectronix’s US sales organization. Leica Vectronix AG (combined with Leica Technologies Inc) generated sales of CHF 75,6 million in Fiscal Year 2002/03 for the ten months period ended January 2003.

The financial impact of the divestments are summarized below:

Divestment
Summary
CHF

Cash and cash equivalents	(1’847)
Receivables	(17’287)
Inventories	(23’262)
Other current assets	(3’242)
Property, plant and equipment, net	(4’861)
Goodwill and other intangible assets	(14’089)
Other non-current assets	(2’662)
Payables	15’015
Other liabilities	17’716
Reclassification to investments in associates	2’047

Fair value of net (assets) / liabilities (100%)	(32’472)

Gain / (loss) on disposal of subsidiaries before tax	31’989

Taxes related to the disposal	(12’633)

Gain / (loss) on disposal of subsidiaries after tax	19’356

Cash received	59’140
Receivable	7’000

Gross disposal consideration	66’140
Less disposal expenses and fees	-1’679

Net disposal consideration	64’461

Less cash and cash equivalents in subsidiary disposed	(1’847)
Add back receivable	(7’000)

Disposal of subsidiaries, net of cash — before tax	55’614

These disposals are qualifying for Discontinuing Operations under IAS 35. Please refer to Note 3 (Continuing and Discontinued operations). The gain on disposal of subsidiaries is included in other operating income as well as within the discontinued operation disclosure in Note 3.

See also Note 12 (Investments in associates) for the reclassification of Escatec.

25. DIFFERENCES BETWEEN IFRS AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Company, differ in certain significant respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”). Such differences involve methods for measuring the amounts shown in the financial statements, as well as the disclosures contained within the financial statements. The effects of the application of U.S. GAAP to net income/(loss) and shareholders’ equity are set out in the tables below:

Year ended March 31,

	Notes	2001	2002	2003

		CHF	CHF	CHF

Net income/(loss) under IAS		(7’989)	(55’250)	21’915

U.S. GAAP adjustments:
Research and development in process	(i)	(219)	—	—
Amortization of goodwill	(i)	6’038	9’471	19’107
Amortization of other intangible assets	(i)	(7’218)	(14’147)	(7’272)
Impairment of Goodwill	(i)	—	57’953	(57’953)
Gain on sale of discontinued operations	(i)	—	—	4’358
Forward exchange contracts	(ii)	2’802	—	—
Capitalization of software development costs	(iii)	(2’491)	(96)	(1’178)
Amortization of software development costs	(iii)	(1’167)	(418)	681
Capitalization of hardware development costs	(iv)	(10’300)	(28’956)	(30’296)
Amortization of hardware development costs	(iv)	8’668	10’702	12’381
Stock-based compensation	(v)	(8’124)	(7’125)	(6’462)
Equity transaction expenses	(vi)	7’096	—	—
Deferred tax effect on U.S. GAAP adjustments		2’726	10’871	7’677

Net income / (loss) reported under U.S. GAAP		(10’178)	(16’995)	(37’042)

Basic income / (loss) per share under U.S. GAAP		(5.39)	(7.59)	(16.56)

Diluted income / (loss) per share under U.S. GAAP		(5.39)	(7.59)	(16.56)

Shares used in computing basic income / (loss) per share under U.S. GAAP		1’887	2’240	2’237

Shares used in computing diluted income / (loss) per share under U.S. GAAP		1’887	2’240	2’237

March 31,

	Notes	2001	2002	2003

		CHF	CHF	CHF

Shareholders’ equity under IAS		363’674	332’275	313’620

U.S. GAAP adjustments:
Acquisition accounting	(i)	(9’761)	43’516	1’756
Forward exchange contracts	(ii)	(526)	—	—
Software development costs	(iii)	(5’568)	(6’082)	(6’579)
Hardware development costs	(iv)	(25’387)	(43’641)	(57’549)
Stock-based compensation	(v)	(7’367)	(14’492)	(20’954)
Deferred tax effect on U.S. GAAP adjustments		(11’361)	(490)	7’187

Total U.S. GAAP adjustments		(59’970)	(21’189)	(76’139)

Shareholders’ equity reported under U.S. GAAP		303’704	311’086	237’481

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(i) Acquisition Accounting

Recognition and amortization of goodwill and other intangible assets:

In accordance with IAS 22 (revised 1998), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life, not to exceed 20 years. Intangible assets are only recognized when the Company can rent, sell, exchange, or distribute the assets without disposing of the future economic benefits associated with those assets.

U.S. GAAP requires the application of the purchase method of accounting for the Company’s acquisition transactions, in which the cost of an investment is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over the fair value of net assets acquired is recorded as goodwill.

Goodwill from the Acquisition (i.e. Leica Goodwill) on October 1998 was CHF 28,9 million under U.S. GAAP. An additional amount of CHF 77,9 million was recorded in conjunction with the Cyra acquisition during Fiscal Year 2001. During Fiscal Year 2002, additional amounts of CHF 51,8 million and CHF 11,9 million of goodwill were recorded in conjunction with the ERDAS and LH Systems (incl. Azimuth) acquisitions, respectively under the purchase method of accounting in accordance with U.S. GAAP.

For the purpose of the reconciliation to U.S. GAAP, until April 1, 2002, goodwill related to the Acquisition, Cyra, ERDAS and LH Systems (incl. Azimuth) acquisitions was amortized through the consolidated statements of income on a straight-line basis over the estimated useful life of the corresponding acquisition, ranging from 10 to 20 years. Identified intangible assets were amortized over their estimated useful lives ranging from 3 to 40 years. Acquired research and development in-process was immediately expensed under U.S. GAAP, which is not allowed under IFRS.

The Company adopted SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” as of April 1, 2002. According to SFAS No. 142, all recognized goodwill and intangible assets with indefinite lives that existed as of April 1, 2002, after reclassifications between intangible assets and goodwill, are no longer amortized, but rather tested at least annually for impairment. Therefore, there was no amortization charge for goodwill in Fiscal Year 2003 under U.S. GAAP. The goodwill amortization in accordance with IFRS has been reversed in the U.S. GAAP reconciliation for Fiscal Year 2003.

If SFAS No. 142 had been adopted as of April 1, 2000, the amounts reported for U.S. GAAP would have been as follows:

	Year ended March 31,

	2001	2002

	CHF	CHF

Net income/(loss) reported under U.S. GAAP	(10’178)	(16’995)
Add back: Goodwill amortization (net of tax effect)	5’245	18’122
Add back: Other intangible asset amortization (net of tax effect)	5’553	16’682

Adjusted net income/(loss)	620	17’809

Basic net income/(loss) per share	0.33	7.95

Diluted net income/(loss) per share	0.33	7.95

Shares used in computing basic and diluted loss per share under U.S. GAAP	1’887	2’240

SFAS No. 142 requires that intangible assets that do not meet the recognition criteria of SFAS No. 141 for recognition apart from goodwill be reclassified as goodwill. As a result, CHF 4’140, CHF 4’630, CHF 3’560 and CHF 3’056 of assembled workforce, which had been separately recognized amortizable intangibles, have been subsumed into goodwill for the Acquisition, Cyra, ERDAS and LH Systems (incl. Azimuth) acquisitions, respectively as of April 1, 2002.

In addition, the Company has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of April 1, 2002 was not required. The Company has also reassessed the useful lives and carrying values of other intangible assets. As a result the Company determined that the brand value associated with Leica should cease to be amortized due to the indefinite life nature of the brand name. Intangible assets other than goodwill and intangible assets with indefinite lives will continue to be amortized over their remaining useful lives.

Impairment of goodwill and other intangible assets:

Under IFRS, goodwill impairment exists and is expensed based on the carrying value of the assets in excess of the future discounted net cash flows estimates. Under IFRS the Company recorded an impairment of goodwill of CHF 58,0 million related to Cyra in Fiscal Year 2002, which was reversed for U.S. GAAP purposes because the impairment was evaluated based on expectations of undiscounted cash flows in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”.

As of April 1, 2002, the Company performed the transitional impairment test required under SFAS No. 142. The Company determined that there was a goodwill transitional impairment charge of CHF 58,0 million.

The Company also completed the annual impairment test required by SFAS No. 142, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flows. The Company determined that there was no additional impairment as of March 31, 2003.

The Company determined that there was no impairment as of March 31, 2003 for intangible assets with definite lives in accordance with SFAS No. 121.

The following represents a roll forward of goodwill during Fiscal Year 2003 in accordance with U.S. GAAP:

	Surveying &	Gis&	Consumer		New	Special
	Engineering	Mapping	Product	Metrology	Business	Products
	Division	Division	Division	Division	Division	Division	Total

Balance at April 1, 2002	38’531	57’986	2’096	3’297	15’626	3’353	120’889
Discontinued operations	—	—	—	—	—	(3’353)	(3’353)
Impairment losses	—	—	—	—	—	—	—
Translation adjustment	(3’699)	(11’716)	—	—	(3’655)	—	(19’070)

Balance at March 31, 2003	34’832	46’270	2’096	3’297	11’971	—	98’466

The net book value of the Leica brand name amounted to CHF 42,2 million as of April 1, 2002. No impairment charge was recorded for the Leica brand name as of March 31, 2003.

The following represents the Company’s intangible assets with definite lives as of March 31, 2003 in accordance with U.S. GAAP:

CHF

Intangible assets
Patents and tradenames	42’205
Accumulated amortization	(14’918)
Disposal of subsidiaries	(2’806)
Exchange rate adjustment	(1’286)

Subtotal	23’195
Completed technology	35’505
Accumulated amortization	(19’786)
Impact of exchange rate adjustment	(4’213)

Subtotal	11’506
Customer base and distribution network	38’612
Accumulated amortization	(10’449)
Disposal of subsidiaries	(1’280)
Impact of exchange rate adjustment	(4’791)

Subtotal	22’092
Non-compete agreements & strategic partnerships	2’854
Accumulated amortization	(1’874)
Impact of exchange rate adjustment	(298)

Subtotal	682

Intangible assets with definite lives, net	57’475

Amortization on intangible assets is expected to be approximately CHF 15,9 million for Fiscal Year 2004 and approximately CHF 6,6 million for Fiscal Years 2005 through 2008.

Under U.S. GAAP goodwill and intangible assets related to the disposal of subsidiaries in Fiscal Year 2003 amounted to CHF 7,4 million. The Leica brand name was not affected by the disposal of subsidiaries. Therefore, an additional gain on disposal of subsidiaries was recorded under U.S. GAAP amounting to CHF 4,3 million.

(ii) Forward Exchange Contracts

The Company historically has entered into forward foreign exchange contracts that are intended to fix the exchange rate on certain anticipated intercompany sales and purchases. Such contracts have maturities of up to one year.

IAS 39 “Financial Instruments: Recognition and Measurement” requires all financial assets and financial liabilities to be recognized on the balance sheet, including all derivatives. They are initially measured at cost, which is the fair value or whatever was paid or received to acquire the financial asset or liability. Subsequent to initial recognition, all financial assets are measured at fair value except for certain specified exceptions. After acquisition, most financial liabilities are measured at original recorded amount less principal repayments and amortization. For those financial assets and liabilities that are remeasured to fair value, the Company can either recognize the adjustment in the income statement or in equity until the asset is sold. Upon adoption of the standard on April 1, 2001, the Company recorded an one-time net of tax debit to retained earnings for the initial adoption of IAS 39 totalling CHF 0,4 million (including CHF 0,1 million of tax effect) related to net unrealized gains and losses on foreign exchange contracts.

SFAS No. 133, “Accounting for Derivative Financial Instruments”, as amended by SFAS No. 137 and No. 138 requires all derivative instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income.

Prior to the adoption of IAS 39, the Company applied hedge accounting whereby gains and losses on forward exchange contracts were recognized only when the underlying transactions were settled. For U.S. GAAP purposes, under SFAS No. 80 “Accounting for Future Contracts”, these foreign exchange contracts did not qualify for hedge accounting. Accordingly, under U.S. GAAP, foreign currency forward contracts purchased by the Company were marked to market at the balance sheet date, with the resulting profit or loss recognized in the consolidated statements of income, which resulted in an IFRS / U.S. GAAP reconciling adjustment.

(iii) Software Development Costs

The Company applies IAS 38, “Intangible Assets” which requires capitalization of software development costs if the Company can demonstrate that the assets will generate probable future economic benefits. Costs to obtain new technology, and to search for, design or evaluate project alternatives are expensed as incurred. Costs to design, develop and test software are capitalized. Capitalized software costs are amortized on a straight-line basis, beginning when the products are available for use.

Under U.S. GAAP, the costs related to the conceptual formulation and design of software products and other costs incurred prior to establishment of the technological feasibility are expensed as product development costs. Costs incurred subsequent to establishment of the technological feasibility of software products are capitalized in accordance with SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed”. Amortization of capitalized software costs, which begins when products are available for general release to customers, is calculated based on the ratio of current period revenues to expected total revenues over the life of the product or on a straight-line basis.

Software development costs under U.S. GAAP consist of the following:

CHF

Net amount capitalized at March 31, 2000	4’092
Acquisition of subsidiaries	3’802
Additions	5’961
Amortization expense	(2’882)

Net amount capitalized at March 31, 2001	10’973
Acquisition of subsidiaries	10’864
Additions	11’557
Amortization expense	(7’755)

Net amount capitalized at March 31, 2002	25’639
Additions	4’857
Disposals	(2’312)
Amortization expense	(8’912)

Net amount capitalized at March 31, 2003	19’272

(iv) Hardware Development Costs

The Company applies IAS 38, “Intangible Assets” which requires capitalization of hardware development costs if the Company can demonstrate that the assets will generate probable future economic benefits. Under U.S. GAAP, these costs must be expensed as incurred.

(v) Stock-based Compensation

The Company does not account for stock-based compensation, as it is not required under IFRS. Under U.S. GAAP, the Company applies SFAS No. 123, ''Accounting for Stock-Based Compensation’’ and related interpretations in accounting for its plans. As described in Note 21, the Company has four plans that are subject to measurement under SFAS No. 123, the 1998 Employee Incentive Equity Participation Plan, the 2000 Stock Option Plan, which includes options converted under the 1996 Cyra Stock Option Plan (the “Plans”), the 2002 Stock Option Plan and the 2002 Performance Stock Option Plan. Compensation expense is computed based on the fair value of the options at the grant date and is recognized over the vesting period. Initial accruals of compensation cost for stock option grants with vesting terms contingent on meeting a performance condition are based on the Company’s best estimate of the outcome of the performance condition. Total compensation expense recorded under U.S. GAAP for 2001, 2002 and 2003 was CHF 7,1 million, CHF 7,1 million and CHF 6,5 million, respectively. The Company authorized 247’113 and 244’680 shares for grants of stock options or other equity instruments in 2002 and 2003, respectively.

In conjunction with the initial public offering on July 12, 2000, 105’125 options were accelerated and became immediately vested. As a result, CHF 5,7 million and CHF 0,7 million was recorded as compensation expense under U.S. GAAP during Fiscal Year 2001 and 2002, respectively.

On July 12, 2000, the Company granted 40,640 employee stock options under the 2000 Stock Option Plan at an exercise price of CHF 375 to employees. The contractual term of the options was 7 years. The Company recorded compensation expense of CHF 1,4 million, CHF 1,8 million and CHF 1,4 million under U.S. GAAP during Fiscal Year 2001, 2002 and 2003, respectively.

On April 4, 2001, the Company granted 44,322 employee stock options under the 2002 Stock Option Plan at an exercise price of CHF 366 to employees. The contractual term of the options granted under the 2002 Stock Option Plan was 7 years. The Company recorded compensation expense of CHF 2,8 million and CHF 2,2 million in 2002 and 2003, respectively, related to these grants.

On April 4, 2001, the Company also granted 26’800 performance stock options under the 2002 Performance Stock Option Plan (“PSOP”) at an exercise price of CHF 366 to directors and certain members of management. The contractual term of the options granted under the PSOP is 10 years. Contingent on meeting certain EBIT and sales targets, the options vest over the 4 year vesting period. Each of the two targets, EBIT and sales, represent 50% of the annual vesting, which will take place if the target is achieved for 100% or cumulatively if the cumulative targets over 2, 3 or 4 year are achieved 100%. The Company estimates it will achieve the performance criteria outlined in this plan and expects all unforfeited options will vest based on the vesting schedule above. The Company recorded compensation expense of CHF 1,7 million and CHF 1,6 million in 2002 and 2003, respectively, related to the PSOP.

On April 8, 2002, the Company granted 38,040 employee stock options under the 2000 Stock Option Plan at an exercise price of CHF 175 to employees. The contractual term of the options granted was 7 years. The Company recorded compensation expense of CHF 1,1 million in 2003 related to these grants.

In addition to the stock option plans mentioned above, the Company also entered into a stock purchase plan that allowed eligible employees to purchase stock at a 20% discount of the initial offering price. During 2001, 13’649 shares were purchased by employees at a discounted price of CHF 300 per share. The market value for these shares were CHF 375 at the date of purchase and as a result, CHF 1,0 million of compensation expense was incurred during Fiscal Year 2001 under U.S. GAAP. Under IFRS, these costs, net of tax were deducted directly from shareholders’ equity.

Fair values are estimated using the Black-Scholes option pricing model, based on the following assumptions:

	2001	2002	2003

Dividend yield	0%	0%	0.5%
Expected volatility	45,6%	83.8%	58.08%
Risk-free interest rate	3.1%	3.0%	3.28%
Expected life	4.5 Years	5.5 Years	7.0 Years

The weighted average fair value for stock options granted were CHF 197.40, CHF 256.82 and CHF 101.29 during 2001, 2002 and 2003, respectively (stated in single Swiss Francs).

The following table summarizes information concerning stock options outstanding under the Plans at March 31, 2003:

	Options Outstanding			Options Exercisable

	Number	Weighted Average	Weighted	Number	Weighted
Range of	Outstanding at	Remaining	Average	Outstanding at	Average
Exercise Prices	March 31, 2003	Contractual Life	Exercise Prices	March 31, 2003	Exercise Prices

CHF			CHF		CHF
81	27’023	6.23	81.00	19’525	81.00
100–175	111’648	3.87	127.10	77’143	105.67
366–429	103’693	5.66	371.97	31’779	375.13

The following table summarizes the activity for the Plans (in single Swiss Francs):

		Weighted
		Average
	Number of	Exercise
	Shares	Price

		CHF
Balance March 31, 2000	116’685	103.35
Granted	41’530	369.11
Acquisitions	42’935	132.34
Exercised	(19’050)	102.03
Cancelled	(793)	379.10

Balance March 31, 2001	181’307	170.01
Granted	71’122	366.00
Exercised	(26’115)	105.55
Cancelled	(3’314)	308.43

Balance March 31, 2002	223’000	238.01
Granted	38’040	175.00
Exercised	(3’154)	98.51
Cancelled	(15’522)	288.14

Balance March 31, 2003	242’364	226.73

(vi) Equity transaction expenses

Under U.S. GAAP, costs attributable to share issuances are recorded as a deduction from shareholders’ equity. Under IFRS, SIC-17 prohibits costs that are directly related to an initial public offering being deducted from shareholders’ equity. Under IFRS, such costs were recorded as expense in the Income Statement.

(vii) Loss on early settlements of debt

Under U.S. GAAP, gains (losses) recorded on early settlements of debt are recorded in the consolidated statements of income. In Fiscal Year 2001 the Company settled CHF 130,0 million of debt early using the proceeds from its initial public offering. The Company results for Fiscal Year 2001 would have been reported differently as follows under U.S. GAAP: Income/(loss) before tax would have been higher than IFRS by CHF 43,8 million and an extraordinary loss of CHF 41,7 million, net of tax (single CHF 22.07 per share) would have been recorded in the consolidated statements of income. The Company did not have any early settlements of debt in Fiscal Year 2002 or Fiscal Year 2003.

(viii) Other U.S. GAAP Disclosure Items

Restructuring charges:

In an effort to reduce costs and improve productivity, the Company announced in February 2002 a plan approved by the board to restructure its operations, including reducing headcount and closing the Torrance facility. As a result, the Company recorded a restructuring charge of CHF 4,7 million in accordance with Emerging Issues Task Force Abstract 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring.”

Of the total restructuring charge in Fiscal Year 2002, CHF 2,7 million relates to employee termination and severance programs. Prior to March 31, 2002, the Company identified and notified approximately 50 employees, primarily in the Surveying & Engineering business segment and in the United States and Italy geographic areas, that their employment would be terminated. The charge for employee termination and severance programs was based on the number of employees that will be terminated and the years of service and skill the employees provided.

The impairment charge referred to in the table below in Fiscal Year 2002 for property and equipment represents the write-down to fair value of certain furniture and office fixtures to be disposed of or scrapped that were in use at the Torrance facility. Fair values for the furniture and office fixtures were determined based on management’s best estimates considering the used equipment market.

The impairment charge referred to in the table below in Fiscal Year 2002 for Other represents additional shut down and restoration costs and lease commitments for certain office equipment leases that were no longer used after September 30, 2002. The additional shut down and restoration costs of CHF 0,6 million primarily include legal and consulting, out-placement, security, and the restoration of the leased property. These costs were estimated based on management’s estimate of future expenses. The lease commitments of CHF 0,1 million relate to lease commitments that continue past the close of the Torrance facility and are based on their contractual obligations.

In October 2002, the Company identified and notified an additional, approximately 40 employees at its Heerbrugg facilities that their employment would be terminated. During Fiscal Year 2003 the Company recorded an additional charge of CHF 4,1 million.

The Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” during Fiscal Year 2003. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3 and its’ provisions are effective for exit or disposal activities initiated after December 31, 2002. The Company did not initiate exit or disposal activities after December 31, 2002.

	Employee	Non-Cash
	Termination	Write-down
	and	of Property
	Severance	and
	Program	Equipment	Other	Total

	CHF	CHF	CHF	CHF
Balance at March 31, 2001	—	—	—	—
Charge to income	2’696	1’320	705	4’721
Cash paid	(386)	—	(40)	(426)

Balance at March 31, 2002	2’310	1’320	665	4’295

Charge to income	4’139	—	—	4’139
Cash paid and other utilised	(4’631)	(1’320)	(576)	(6’527)
Exchange rate adjustments	(305)	—	—	(305)

Balance at March 31, 2003	1’513	—	89	1’602

Other comprehensive income:

SFAS No. 130 “Reporting Comprehensive Income” established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income on all changes in equity during a period that arise from non-owner sources, such as the effects of foreign currency translation. The additional disclosures required under U.S. GAAP are as follows:

March 31,

	2001	2002	2003

	CHF	CHF	CHF

Net income / (loss) under U.S. GAAP	(10’178)	(16’995)	(37’042)
Other comprehensive income:
Foreign currency translation adjustment	2’973	(13’469)	(28’995)

Comprehensive income/(loss) under U.S. GAAP	(7’205)	(30’464)	(66’037)

Discontinued operations

Under IFRS the Company accounted for the disposal of the Wiltronic entities as discontinued operations. Under U.S. GAAP the disposal of the Wiltronic entities did not qualify as discontinued operations since the Company retains a 25% ownership interest. The gain on sale of discontinued operations under U.S. GAAP amounted to CHF 35,4 million.

Operating profit from discontinued operations (without the Wiltronic entities) amounts to CHF 7,6, CHF 9,4 and CHF 54,5 million for 2001, 2002 and 2003, respectively. At March 31, 2002 assets of CHF 24,5 million (2001: CHF 17,6 million) and current liabilities of CHF 16,2 million (2001: CHF 12,4 million) relate to discontinued operations. The impact of discontinued operations (without the Wiltronic entities) on the Company’s cash flows is CHF 0,04, CHF 0,05 and CHF 1,8 million for 2001, 2002 and 2003, respectively.

Recently issued accounting standards:

U.S. GAAP

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002”, which will become effective for periods beginning on or after January 1, 2003. SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS No. 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company does not expect this statement to have a material impact on the financial statements.

In December 2002 the FASB issued FASB SFAS No. 148, “Accounting for Stock Based Compensation —Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently uses the fair value based method of accounting for stock-based employee compensation for U.S. GAAP. The additional disclosure requirements are effective for the Company’s Fiscal Year 2003.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”. Under this Interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46 applies immediately to VIE’s created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The measurement principles of FIN 46 will be effective for the Company’s March 31, 2004 financial statements. The Company does not expect this Interpretation to have a material impact on the financial statements.

26. LIST OF COMPANIES INCLUDED IN THE CONSOLIDATED ACCOUNTS
      AT MARCH 31, 2003

			Nominal capital
			(in thousands of
Company	Registered seat	Shares held	local currency)

Leica Geosystems Holdings AG	Heerbrugg, Switzerland	Holding	CHF	117’370
Leica Geosystems Finance B.V.	Rijswijk, The Netherlands	100%	EUR	16
Leica Geosystems Finance plc.	Milton Keynes, United Kingdom	100%	GBP	60
Leica Geosystems AG	Heerbrugg, Switzerland	100%	CHF	30’000
Leica Geosystems Interholding AG	Heerbrugg, Switzerland	100%	CHF	10’000
Leica Geosystems Holdings, Inc.	Wilmington, Delaware, USA	100%	USD	10
Leica Geosystems B.V.	Rijswijk, The Netherlands	100%	EUR	90
Leica Geosystems Inc.	Wilmington, Delaware, USA	100%		*
Leica Geosystems Ltd.	Milton Keynes, United Kingdom	100%	GBP	1’275
Leica Geosystems SARL	Le Pecq Cedex, France	100%	EUR	457
Leica Geosystems GmbH Vertrieb	Munich, Germany	100%	EUR	25
Polymeca AG	Heerbrugg, Switzerland	100%	CHF	1’000
Leica Geosystems B.V.	Rijswijk, The Netherlands	100%	EUR	22
Leica Geosystems S.p.A.	Milano, Italy	100%	EUR	612
Leica Geosystems SL	Barcelona, Spain	100%	EUR	140
Leica Geosystems Lda	Aboboda, Portugal	100%	EUR	100
Leica Geosystems A/S	Herlev, Denmark	100%	DKK	1’500
Leica Geosystems AB	Sollentuna, Sweden	100%	SEK	1’700
Leica Geosystems AS	Oslo, Norway	100%	NOK	1’377
Leica Geosystems Ltd.	Willowdale, Ontario, Canada	100%	CAD	40
Leica Geosystems S.A. de C.V.	Mexico D.F., Mexico	100%	MXN	60
Leica Geosystems Ltd.	Hong Kong, China	100%	HKD	6’100
Leica Geosystems Pty Ltd.	Chatswood, Australia	100%	AUD	5’050
Leica Geosystems K.K.	Tokyo, Japan	100%	JPY	300’000
Cyra Technologies Inc.	Delaware, USA	100%		*
Leica Geosystems GR, LLC	Grand Rapids, Michigan, USA	100%		*
Leica Geosystems (Singapore) Pte Ltd.	Singapore, Singapore	100%	SGD	10
“Leica Geosystems GIS & Mapping LLC
and subsidaries”	Atlanta, Georgia, USA	100%		no par value
Cable Detection Ltd.	Maidstone, UK	100%		*
Leica Instruments (Singapore) Pte Ltd. (1)	Singapore, Singapore	50%	SGD	5’000
APM Technica AG	Heerbrugg, Switzerland	49%		—
NovaLIS Technologies Ltd.	Halifax, Nova Scotia, Canada	42%		—
SwissOptic AG	Heerbrugg, Switzerland	25%		—
Escatec Switzerland AG	Heerbrugg, Switzerland	25%		—
AED Graphics AG	Bonn, Germany	25%		—

*	below thousand

(1)	This company is a joint venture between Leica Geosystems (Singapore) Pte Ltd and Leica Microsystems (SEA) Pte Ltd, Singapore, which is a company of the Leica Microsystems Group. Leica Geosystems Holdings AG is only, and solely, entitled to the results of the Geosystems activities for which separate financial records are maintained.

27. POST BALANCE SHEET EVENTS

The current Revolving Credit Facility is due to expire in July 2003. Accordingly, on May 23, 2003, the Company signed a new three-year Senior Revolving Multi-currency Credit Facility. The new Facility, effective latest on June 13, 2003, is in the amount of CHF 150 million and replaces the current Facility. The Facility is comprised of seven syndicate banks with UBS AG Zurich as Agent.

There are no other events to report which could have a significant influence on the financial statements for the year ended March 31, 2003.

LEICA GEOSYSTEMS HOLDINGS AG

Report of the group auditors
to the Shareholders and Board of Directors of
Leica Geosystems Holdings AG
Heerbrugg, Switzerland

We have audited the consolidated balance sheets of Leica Geosystems Holdings AG and its subsidiaries as of March 31, 2001, 2002, and 2003, and the related consolidated statements of income, cash flows, and of shareholders’ equity for the years ended March 31, 2001, 2002 and 2003. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the financial position of Leica Geosystems Holdings AG as of March 31, 2001, 2002 and 2003 and the results of operations and its cash flows for the years ended March 31, 2001, 2002 and 2003 in accordance with the International Financial Reporting Standards (IFRS) and comply with Swiss law.

International Financial Reporting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net income of Leica Geosystems Holdings AG expressed in Swiss francs for the years ended March 31, 2001, 2002 and 2003 and the determination of equity of Leica Geosystems Holdings AG also expressed in Swiss francs as of March 31, 2001, 2002 and 2003 to the extent summarized in Note 25 to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Wanda Eriksen Zurich June 3, 2003	Beat Inauen

Statutory Financial Statements

Contents

Balance Sheet	104
Statements of Income	105
Notes to the Financial Statements	106
Report of Statutory Auditors	108

LEICA GEOSYSTEMS HOLDINGS AG · BALANCE SHEETS
as of March 31, 2002 and 2003 (in thousands unless otherwise stated)

	March 31,

	2002	2003

	CHF	CHF
ASSETS
Current assets
Banks	1	135
Own shares	36	3’278

Total current assets	37	3’413
Non-current assets
Financial assets
Investments	269’060	191’417
Loans to group companies	245’118	266’098
Other Loans	4’804	4’768
Other assets	425	342

Total non-current assets	519’407	462’625

TOTAL ASSETS	519’444	466’038

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank Overdraft	—	35
Accruals and deferred income	71	64
Other short term liabilities
Third parties	—	373

Total current liabilities	71	472

Non-current liabilities
Loans
Third parties	118’007	43’286
Group companies	20’058	28’771

Total non-current liabilities	138’065	72’057

Total liabilities	138’136	72’529

Shareholders’ equity
Share capital	117’371	117’493
Share premium	19’484	18’683
Legal reserves	22’649	22’649
Reserve own shares	36	3’584
Free reserves	228’104	224’555
(Accumulated deficits) / available earnings	(6’336)	6’544

Total shareholders’ equity	381’308	393’509

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	519’444	466’038

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · STATEMENTS OF INCOME
For the years ended March 31, 2002 and 2003 (in thousands unless otherwise stated)

	Year ended	Year ended
	March 31,	March 31,
	2002	2003

	CHF	CHF
INCOME
Gain on sale of investments	—	19’689
Other financial income	17’542	15’095
Realized exchange gains	2’258	4
Other income	577	300

Total income	20’377	35’088
EXPENSE
Financial expense	(6’601)	(4’039)
Administrative expense	(515)	(603)
Realized exchange loss	(2’240)	(9’457)
Write-off of investments	—	(7’242)
Amortization of other assets	(831)	(284)
Write-off of third party loans	(837)	—
Impairment of group company loans	(28’344)	—
Tax expenses	(77)	(70)
Other expense	—	(514)

Total expense	(39’445)	(22’208)

Net (loss) / income	(19’068)	12’880

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · NOTES TO THE FINANCIAL STATEMENTS
For the years ended March 31, 2002 and 2003 (in thousands unless otherwise stated)

NOTES IN ACCORDANCE WITH ARTICLE 663B OF THE SWISS CODE OF OBLIGATIONS

1. Contingent Liabilities
Under the terms of the Revolving Credit Facility Agreement, amended and restated on April 20, 2001, Leica Geosystems Holdings AG is a joint and several guarantor for the repayment of borrowings of the subsidiaries up to a maximum amount of CHF 157,57 million (additionally the various subsidiaries of Leica Geosystems Holdings AG are jointly and severally liable as cross guarantors).

There is a guarantee to the landlord of Cyra Technologies Inc for any outstanding base rent. The amount under the guarantee varies and corresponds to the remaining outstanding instalments.

			March 31,
		Interest in	2002	2003
		Capital	Capital	Capital

Leica Geosystems Finance BV, Rijswijk	EURO	100%	18	18
Cyra Technologies Inc, San Ramon	USD	100%	0	0

2. Significant Investments
Leica Geosystems Finance B.V. is a holding and financing company. Cyra Technologies Inc. comprises development, production and selling activities. The investments in Laser Alignment Inc. and ERDAS Inc. were sold to an other group entity in Fiscal Year 2003.

3. Authorized Capital
According to Art. 4a of the Articles of Association of LGS Holdings AG as approved on the General Meeting of Shareholders on July 10, 2000, the Board of Directors was authorized to increase up to July 10, 2002, the share capital through issue of a maximum of 405’000 fully paid in registered shares with a nominal value of single CHF 50 each up to a maximum amount of CHF 20’250. The respective provision of the articles of association has been cancelled upon expiry.

	Number	Nom. Value
	of shares	in CHF

Authorized capital as approved on July 10, 2000	405’000	20’250
Authorized capital issued for acquisition of Cyra	(220’983)	(11’049)

Outstanding authorized capital as of March 31, 2001	184’017	9’201
Authorized capital issued for acquisition of Erdas	(62’762)	(3’138)

Outstanding authorized capital as of March 31, 2002	121’255	6’063
Expired on July 10, 2002	(121’255)	(6’063)

Outstanding authorized capital as of March 31,2003	—	—

4. Conditional Capital
Art. 4b of the Articles of Association of LGS Holdings AG stipulates: Through the exercise of option rights for the purpose of the participation of employees, consultants or board members of the Leica Geosystems Group, the share capital of the Company shall be increased without any time limitation under the exclusion of the subscription rights of the shareholders through the issue of a maximum of 247’113 fully paid in registered shares with a nominal value of single CHF 50 each up to a maximum amount of CHF 12’356. The issue of shares below the stock market price is authorized. The conditions of participation shall be decided by the Board of Directors.

	Number	Nom. Value
	of shares	in CHF

Conditional capital as approved on July 10, 2000	285’786	14’289
Conditional capital issued in FY01	(18’944)	(947)

Outstanding conditional capital as of March 31, 2001	266’842	13’342
Conditional capital issued in FY02	(19’729)	(986)

Outstanding conditional capital as of March 31, 2002	247’113	12’356
Conditional capital issued in FY03	(2’433)	(122)

Outstanding conditional capital as of March 31,2003	244’680	12’234

5. Significant Shareholders
According to the information available to the board of directors the following shareholders held shares entitling them to more than 5% of the total voting rights:

	March 31,

	2002 in %	2003 in %

K Capital Partners, Boston, MA, USA	n/a	27,23

6. Transactions with own shares

		At an
		average
	Number	price of
	of shares	single CHF

Own shares as of March 31, 2001	282	375
Purchased	706	274
Sold	(755)	483

Own shares as of March 31, 2002	233	153
Purchased	65’789	80
Sold	(21’088)	70

Own shares as of March 31, 2003	44’934	80

7. Available earnings / (Accumulated deficit)
The Board of Directors does not intend to recommend that a dividend be paid to the shareholders in respect of Fiscal Year 2003. Therefore, the Board of Directors recommends to the General Meeting of Shareholders to carry forward the available earnings of single CHF 6’543’920.

LEICA GEOSYSTEMS HOLDINGS AG

Report of the statutory auditors
to the General Meeting of
Leica Geosystems Holdings AG
Heerbrugg, Switzerland

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of Leica Geosystems Holdings AG for the year ended March 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, the financial statements and the appropriation of available earnings comply with Swiss law and the Company’s articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Lorenz Lipp St. Gallen, June 3, 2003	Beat Inauen

Supplemental Financial Information

Contents

Application of Critical Accounting Policies	110
Initial Adoption of Accounting Policies	111
Five Year Historical Financial Information	111
Exchange Rate Information	114
Quantitative and Qualitative Disclosures about Market Risk	114
Trend Information	116

LEICA GEOSYSTEMS HOLDINGS AG · SUPPLEMENTAL FINANCIAL INFORMATION

Application of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon Leica Geosystems’ consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as well as a reconciliation between IFRS and generally accepted accounting principles in the United States (U.S. GAAP). Please refer to the differences between IFRS and U.S. GAAP as set forth in Note 25 of the notes to the Consolidated Financial Statements within this Annual Report.

Critical Accounting Estimates
The preparation of our financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluates our estimates, including those related to revenue recognition, bad debts, warranty obligations, inventories, goodwill, intangible assets, investments, pensions and other post-retirement benefits, restructuring, income taxes, financing operations, and contingencies and litigations. We base our estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, are its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Goodwill Impairment. Our business acquisitions typically result in goodwill, which affects the amount of future period amortization expense and necessitate an impairment assessment on a regular basis Our judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause us to conclude that impairment indicators exist and that goodwill associated with our acquired business is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and result of operations. Upon adoption of SFAS No. 142, and as discussed in Note 10 and 25 of our Consolidated Financial Statements, as of March 31, 2003, we wrote down in Fiscal Year 2002 CHF 58.0 million (USD 34.5 million) of goodwill associated with the Cyra acquisition under International Financial Reporting Standards (IFRS). Based on current period operating results and management’s current expectation for the sector, the carrying amount of the asset may not be recoverable. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Based on the Company’s prior year analysis of future discounted net cash flow estimates, it was determined that impairment existed. As such, the goodwill associated with the Cyra acquisition has been written down to its estimated fair value, which was determined by discounting the net future anticipated cash flows using a discount rate of 15.5%. Under U.S. GAAP, the Company has chosen not to adopt the provisions of SFAS No. 142 early. The Company adopted SFAS No. 142 this Fiscal Year which did result in certain of its intangibles being subsumed into goodwill and has had the impact of ceasing amortization of goodwill and intangibles with indefinite lives commencing April 1, 2002. The Company performed a similar analysis in Fiscal Year 2003 with the conclusion that no additional impairment was necessary.

Capitalized Development Costs. Research costs are expensed in the income statement. Development costs of hardware and software products are capitalized in accordance with the criteria established under International Financial Reporting Standards (IAS 38), from the point at which their technical feasibility, profitability and payback are established up to the date of product release to the market. Capitalized development costs are amortized on a straight-line basis over the lifetime of the products concerned, which generally is three years but in no case more than five years from the product release date. Our judgments regarding the useful lives of capitalized development costs are based on the product life cycle of the respective developed products, that means on estimated market (sales) figures, industry trends, as well as our long range development project master plan. Those estimates are a compulsory element of our milestones within the Company’s innovation process and are reviewed regularly as part of the business plans. Future circumstances could cause us to modify the useful lives, which could have an adverse affect on our operating results. Under U.S. GAAP the capitalized hardware development costs are reversed and expensed as incurred. At March 31, 2003, we reported capitalized software development costs under U.S. GAAP of CHF 19,3 million. We perform regular reviews to ensure that no impairment exists. Historically only minimal amounts have been impaired following the reviews.

Realizability of Deferred Tax Assets. Our income tax policy records the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carry forwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet and provide any necessary allowances as required. At March 31, 2003, the Company had tax losses carried forward totaling CHF97.6 million (2002: CHF 62.8 million, 2001: CHF 46.6 million) with a tax value of CHF 31.7 million (2002: CHF 25.7 million, 2001: CHF 15.4 million). Of these, CHF 27.2 million expire by March 2010. The remaining CHF 70.4 million may be utilized after March 2010. Valuation allowances against certain of these tax loss carry forwards have been recorded. The recorded deferred tax asset as of March 31, 2003 was CHF 34.2 million.

Earn Out Model. In Fiscal 2001, the Company acquired Cyra Technologies Inc., based in San Ramone, California. Pursuant to the achievement of various milestones a further payment (in maximum USD 35.0 million) may be applicable for the purchase of Cyra Technologies Inc. The main milestone is the achievement of net revenues exceeding USD 59.3 million (equal to approximately CHF 80.0 million) for the twelve-month period ending March 31, 2004. Cyra reported net revenue of CHF 13.5 million for the twelve-month period ending March 31, 2003. Management has analyzed, among other factors, the economies of our target markets and has come to the conclusion that the required conditions for the earn out payments will not be met. If there is a significant change in the economies of our target markets, this may result in new judgments being made about this earn out model and could adversely affect future balance sheets and operating results.

Initial adoption of accounting policies

No new IFRS became relevant for the Company in the Fiscal Year ending at March 31, 2003. Under U.S. GAAP the Company adopted SFAS No. 141, “Business combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” as of April 1, 2002. Furthermore, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” during Fiscal Year 2003.

Five Year Historical Financial Information

The following tables set forth our historical consolidated financial data as of and for the periods indicated. The data has been derived from our consolidated financial statements for the relevant periods prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS differs in certain respects from accounting policies generally accepted in the United States (“U.S. GAAP”). For a discussion of the principal differences between IFRS and U.S. GAAP, see Note 25 to our audited Consolidated Financial Statements. Our audited consolidated financial statements show separately the results for two distinct periods within Fiscal 1999: the period from April 1, 1998 to October 2, 1998, being prior to the Leica Geosystems Group Acquisition which is described as the “predecessor period,” and the period following the Leica Geosystems Group Acquisition from October 3, 1998 to March 31, 1999, which is described as the “successor period.” For convenience, the results of the periods from April 1, 1998 to October 2, 1998 and from October 3, 1998 to March 31, 1999 have been combined, and are referred to as the year ended March 31, 1999 in the summary financial data set out below. However, because of the Leica Geosystems Group Acquisition, the combined results are not comparable to each other and the combined figures below have not been audited. You should read the financial information in the table below in conjunction with our audited Financial Statements and accompanying Notes in this Annual Report. Such historical financial data is not necessarily indicative of our future results and you should not unduly rely upon it.

	Predecessor		Successor

	For the	For the
	period	period
	April 1, 1998	Oct. 3, 1998	Year ended	Year ended	Year ended	Year ended
	to Oct. 2,	to March 31,	March 31,	March 31,	March 31,	March 31,
	1998	1999 (2)	2000	2001	2002	2003
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)	(audited)

	(CHF in millions)
Statement of Income Data
Sales
Surveying & Engineering	130.0	134.3	318.7	380.6	428.5	397.5
GIS & Mapping	11.0	12.2	14.3	12.5	113.2	100.7
Consumer Products	19.4	16.7	43.6	58.3	47.8	50.6
Metrology	26.0	32.4	57.0	62.5	63.1	59.4
New Businesses	—	—	—	7.0	24.9	13.5
Special Products	40.4	47.1	105.0	118.5	109.7	112.5
Central Services	0.4	0.4	1.2	3.0	2.9	1.7

Total sales	227.2	243.0	539.7	642.4	790.2	735.8
Cost of sales	(122.1)	(171.7)	(278.4)	(327.8)	(387.0)	(362.0)

Gross profit	105.1	71.3	261.3	314.6	403.1	373.8
Research and development costs	(14.8)	(14.9)	(36.0)	(38.4)	(68.0)	(66.0)
Selling and marketing costs	(51.3)	(55.6)	(136.0)	(152.4)	(192.4)	(171.5)
General and administrative costs	(19.0)	(19.6)	(45.6)	(58.6)	(92.4)	(81.4)
Other operating income/(expense), net	(2.5)	(2.7)	(6.8)	(9.1)	(89.3)	(22.6)
Gain on sale of discontinued operations	—	—	—	—	—	32.0
Gain/(loss) on disposal of property, plant & equipment, net	0.2	0.2	(0.3)	0.5	0.6	(1.1)

Operating profit/(loss) (1)	17.7	(21.3)	36.6	56.6	(38.4)	63.2
Income/(loss) from associated companies	2.6	0.6	3.1	(1.0)	0.1	(2.5)
Finance costs	(2.7)	(25.8)	(30.1)	(67.1)	(14.8)	(19.4)

Income/(loss) before tax and minority interest	17.6	(46.5)	9.6	(11.5)	(53.1)	41.3
Income tax benefit/(expense)	(5.2)	11.4	(7.1)	3.6	(2.1)	(19.4)
Minority interest	—	—	—	—	—	—

Net income/(loss)	12.4	(35.1)	2.5	(8.0)	(55.3)	21.9

Weighted average number of shares (in thousands) (3)		1,500	1,500	1,887	2,240	2’237
Basic earnings per share (in Swiss francs) (2)	—	(23.43)	1.65	(4.23)	(24.67)	9.80

Weighted average number of shares for diluted earnings per share (in thousands) (3)		1,500	1,574	1,887	2,240	2’242
Diluted earnings per share (in Swiss francs) (2)	—	(23.43)	1.58	(4.23)	(24.67)	9.78

(1)	Operating profit/(loss) within the table above includes discontinued operations. For continuing operations see Note 3 of the Consolidated Financial Statements of this Annual Report.
(2)	For Fiscal 1999, the earnings per share represent only the period from October 3, 1998 to March 31, 1999, following the Leica Geosystems Group Acquisition.
(3)	Restated as a result of a reverse share split (5:1).

The trend in results shown by our consolidated financial statements as summarized above is impacted to a significant extent by (i) the accounting for the Leica Geosystems Group Acquisition, (ii) capitalization of certain development costs which began at April 1, 1998 rather than retroactively for all periods presented, in connection with the change from reporting under Swiss GAAP to IFRS and (iii) certain non-recurring items. We therefore show in the table below our EBITDA and EBIT (each as defined below) for the periods indicated on a historical basis and on an unaudited, adjusted basis.

	Year ended March 31,

	1999	2000	2001	2002	2003

	(CHF in millions)
EBIT (1) (2)	(0.4)	39.7	55.6	(38.3)	60.7
Normalized EBIT (1) (2) (3)	20.4	30.9	49.9	(38.3)	60.7

EBITDA (2) (4)	23.4	73.7	97.5	97.3	134.8
Normalized EBITDA (2) (3) (4)	63.9	77.9	97.5	97.3	134.8

Research and development costs	29.7	36.0	38.4	68.0	66.0
Normalized research and development costs (3)	45.5	49.0	44.1	68.0	66.0

(1)	EBIT represents operating profit plus/(minus) the net gain/(loss) from associated companies.
(2)	EBIT and EBITDA are not presented herein as an alternative measure of operating results, cash flow or liquidity. These measures as presented may not be comparable to other similarly titled measures presented by other companies.
(3)	The adjustments made in arriving at normalized EBIT, EBITDA and research and development costs are related to the capitalization of certain development costs which began at April 1, 1998 rather than retroactively for all periods presented, in connection with the change from reporting under Swiss GAAP to IFRS. These measures are not prepared in accordance with IFRS or U.S. GAAP and are not intended to be superior to earnings per share calculated under those standards. These measures as presented may not be comparable to other similarly titled measures presented by other companies.
(4)	EBITDA represents EBIT after adding back depreciation and amortization.

	Year ended March 31,

	1999	2000	2001	2002	2003
	(unaudited)	(audited)	(audited)	(audited)	(audited)

	(CHF in millions)
Balance Sheet Data
Cash and cash equivalents	2.3	3.1	3.2	3.0	1.7
Net working capital (1)	105.5	98.2	149.2	131.4	112.1
Property, plant and equipment	131.7	127.8	127.9	119.1	93.5
Intangible assets	163.8	165.8	298.2	330.9	269.6
Net debt (2)	230.0	226.7	189.0	230.2	154.0
Total assets	536.4	551.2	759.0	807.2	683.1
Shareholders’ equity	119.2	129.8	363.7	332.3	313.6
Total liabilities, minority interest and shareholders’ equity	536.4	551.2	759.0	807.2	683.1

(1)	Consists of total current assets (excluding cash and cash equivalents) less total current liabilities (excluding overdrafts and current loans and borrowings).
(2)	Consists of total loans, borrowings and finance leases, net of cash and capitalized debt issue cost/discounts.

Exchange Rate Information

We have set forth below, for the periods and dates indicated, information regarding the Noon Buying Rate for Swiss francs, expressed in Swiss francs per U.S. dollar. We have provided these rates solely for the convenience of our readers. They should not be construed as a representation that Swiss francs amounts actually represent the U.S. dollar amounts or that the Swiss francs amounts could have been, or could be, converted into U.S. dollars at the rate or at any other rate. We do not use these rates for preparing our Consolidated Financial Statements that are included elsewhere in this Annual Report.

Measurement Date or Period	Average (a)	High	Low	Period End

	CHF	CHF	CHF	CHF

As at May 26, 2003	n/a	n/a	n/a	1.29
April 2003	1.37	1.39	1.34	1.34
March 2003	1.36	1.40	1.33	1.36
February 2003	1.36	1.38	1.35	1.36
January 2003	1.38	1.40	1.35	1.36
December 2002	1.42	1.49	1.38	1.40
November 2002	1.46	1.49	1.44	1.49

Fiscal 2003	1.48	1.68	1.30	1.36
Fiscal 2002	1.70	1.81	1.59	1.68
Fiscal 2001	1.72	1.82	1.60	1.73
Fiscal 2000	1.58	1.68	1.46	1.67
Fiscal 1999	1.45	1.55	1.30	1.48

(a)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.

On May 26, 2003, the Noon Buying Rate was $1.00 to CHF 1.29.

Quantitative and Qualitative Disclosures About Market Risk

The principal market risks to which we are exposed are changes in foreign currency exchange rates and interest rates. We selectively enter into derivative financial instruments to manage the related risk exposure. Under our financial risk management policy, only the corporate treasurer can enter into derivative contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. Our policy is not to enter into derivative contracts for speculative purposes. Please see Note 16 to the Consolidated Financial Statements for more details about our use of financial instruments.

Exchange Rate Risk
We carry out our principal manufacturing activities in Switzerland, Singapore and the United States, and we incur most of our costs in Swiss francs, Singapore dollars and U.S. dollars. Revenues are far more broadly distributed. While revenues are principally denominated in Swiss francs, U.S. dollars, EUROs, Pounds sterling and Japanese yen, smaller amounts are received in many other currencies. In recent years, revenues in most currencies other than the Swiss franc have exceeded expenses in those currencies, whereas expenses in Swiss francs have exceeded revenues in that currency. Also, in recent years, the greatest net differences were experienced between revenues in European currencies other than Swiss francs and expenses in Swiss francs. We report our financial results in Swiss francs. As a result, period-to-period changes in the average exchange rate of the Swiss franc against other currencies can affect our revenues and operating profit in Swiss franc terms. We manage our currency exchange exposure by entering into forward currency contracts on a rolling twelve-month basis to hedge forecasted sales and purchases in currencies other than the Swiss franc. Specifically, a strengthening of the Swiss franc against the U.S. dollar, EURO, Pound sterling and other non-Swiss-franc currencies would result in transaction differences that reduce sales in Swiss franc equivalents. Our external hedging policy, together with natural hedges resulting from a cost base that is also incurred in multiple currencies, largely offsets this potential decrease in reported sales and results in a reduced impact on operating profit.

Interest Rate Risk
We continue to have indebtedness resulting from the Leica Geosystems Group Acquisition completed on October 2, 1998, some of which remained following the completion of our initial public offering. That indebtedness consists of variable rate and fixed rate debt. Accordingly, an increase in interest rates results in additional cash interest expenses for floating rate debt or a beneficial reduction in fair value of fixed rate debt, respectively.

Quantitative Analysis of Exchange Rate and Interest Rate Risk
Contract values indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. Market values represent the gain or loss a contract would realize when exchanged or settled using the spot rates at March 31, 2002 and 2003. The contract values and market values of derivative financial instruments analyzed by type of contract at March 31, 2002 and 2003 are set forth in the table below:

	Contract		Positive		Negative
	Values		Market Values		Market Values

	2003	2002	2003	2002	2003	2002

	(CHF in millions)
Currency related instruments:
Forward foreign exchange rate contracts	119.7	112.8	0.8	0.4	0.6	0.2
Interest related instruments:
Interest related instruments	—	—	—	—	—	—

Total derivative financial instruments	119.7	112.8	0.8	0.4	0.6	0.2

At March 31, 2003, the aggregate gain on outstanding forward foreign exchange rate contracts, when compared with the market rates on that date, amounts to CHF 0,2 million of which CHF 0,1 million is included in the income statement.

The contract values and weighted average settlement prices of forward foreign exchange rate contracts at March 31, 2002 and 2003 are set forth by functional currency in the table below:

	Contract Values

	March 31,	March 31,
	2003	2002

	(CHF in millions)
Sell Currency:
U.S. dollar	57.7	51.1
Pound sterling	8.5	10.9
Japanese yen	5.0	0.7
EURO	26.1	19.6
Canadian dollar	4.4	5.0
Other (against Swiss franc)	8.8	7.3
Other Non-Swiss Currencies	—	—

Total Sell Currencies	110.5	94.6

Buy Currency:
U.S. dollar	—	—
Pound sterling	2.4	—
Japanese yen	—	1.5
EURO	—	12.2
Canadian dollar	0.8	—
Other (against Swiss franc)	5.9	4.5
Other Non-Swiss Currencies	—	—

Total Buy Currencies	9.1	18.2

These contracts are generally Swiss franc denominated. “Other” represents contracts that are Swiss franc denominated but are individually immaterial for separate line item disclosure. Previously the Company has also entered into contracts denominated in currencies other than the Swiss franc. For presentation purposes, these contracts have been converted into Swiss francs and are disclosed in the “Other Non-Swiss Currencies” line item above.

Principal amounts and related weighted-average interest rates for the Company’s long-term debt obligations are disclosed in Note 15 to the Financial Statements included in this Annual Report.

Trend Information

In Fiscal Year 2003, sales declined by 6.9%, driven to a large extent by the strengthening of the Swiss franc against our primary market currencies, the US dollar and the EURO. The economic downturn in Fiscal Year 2002, particularly in the US markets, continued into Fiscal Year 2003, and further impacted sales in certain of our operations. Sales in Fiscal Year 2002 grew by 23% over Fiscal Year 2002 primarily as a result of the consolidation of four newly acquired businesses: Laser Alignment (acquired January 2001); Cyra (acquired February 2001); and ERDAS and LH Systems (Acquired June 2001). Sales in our organic businesses in Fiscal Year 2002 grew by a modest 2%, with sales in our Surveying business increasing by 10.9%, offset by year-on-year declines in our construction and Consumer Products (DISTO™) activities.

Operating profitability in Fiscal Year 2003 increased over the prior year, despite the decline in sales. Profitability was positively impacted by continued strong gross profit margins combined with the significant reduction in operating expenses after the completion of our “FIT-Together” program in October 2002. Additionally, in conjunction with our sale of Vectronix AG and Wiltronic AG in the fourth quarter of Fiscal Year 2003, we recorded a gain before taxes of CHF 32 million. For the year, we generated a net profit of CHF 21.9 million, compared with a net loss of CHF (55.2) million. In Fiscal Year 2002, profitability in comparison to Fiscal Year 2001 was negatively impacted by the amortization of intangible assets, in particular acquisition goodwill, subsequent to our acquisitions. Additionally, in the fourth quarter of Fiscal Year 2002, we also recorded an impairment charge of CHF 58 million related to our Cyra acquisition.

Glossary

Glossary

GENERAL

Geomatics — The science or profession related to the process of capturing and using spatial data through information technology. Broad ranges of applications are part of, or associated with, Geomatics, including surveying, geography, and mapping. Many universities that have incorporated computer science related subjects into surveying, mapping or engineering have renamed their courses Geomatics.

SURVEYING & ENGINEERING DIVISION

Electronic Distance Measurement (EDM) — Measurement based on an emitted and reflected light beam, the distance measured between an electronic distance meter (distancer) and a reflector. The two major technical principles of electronic distance measurement are “phase difference measurement” (the difference between the emitted and reflected modulated light) and “time of flight” (the time of the light between emission and reception).

Global Positioning Systems (GPS) — A system of satellites launched by the USA Department of Defense. The constellation of 24 Navstar satellites that orbit the Earth provide position and time information by emitting radio signals.

Global Navigation Satellite System (GNSS) — Represents various satellite-based systems that provide signals for positioning and navigation. GNSS includes but is not limited to GPS, the Russian supported Glonass system, the planned European Galileo system and various augmentation systems such as WAAS for North America.

GPS Receiver / GPS Measurement Engine — An instrument that receives radio signals from GPS satellites and translates the information into a position. Part of the receiver is the measurement engine, which is responsible for filtering the incoming signal and converting it into digital information.

GPS Reference Station — A receiver based on a fixed point, providing its measurements to roving (i.e. mobile or moving) receivers in order to allow those receivers to improve their positioning accuracy. Terrestrial Positioning Systems (TPS) — Systems that measure angles and distances by using a combination of lenses, prisms and mirrors, together with associated laser technologies and software applications, in traditional surveying products such as levels, theodolites, distancers and total stations.

Theodolite — An instrument for measuring angles from a measuring station to a remote target point. The “pointing” is made using a telescope, which rotates about two intersecting orthogonal axes. The horizontal and vertical angles measured on these axes define the pointing.

Total Station — A theodolite equipped with an integrated Electronic Distance Meter, which enables it to measure a distance along the line of sight.

Triangulation — A technique by which targets are located in a global coordinate system by measurement of directions from two or more fixed and known locations to the same target (intersection). Directions are defined by measured horizontal and vertical angles or image coordinates (as with photogrammetry).

GIS & MAPPING DIVISION

Cadastre — A public record, survey, or map depicting the value, extent, and ownership of land.

GIS (Geographic Information System) — An integrated set of hardware and software designed to input, store, manipulate, and output, geographically referenced data (i.e. geographic information). Any data referenced to a location on the Earth can be considered geographic information. All geographic information has three components: the attribute of interest (i.e. a measurement or class such as temperature or forest type), the location to which the attribute refers, and time (i.e. the moment or period of time when the attribute was observed).

Land Information Systems (LIS) — A specialized Geographic Information System integrating hardware and software designed to input, store, manipulate, and output, geographically referenced data specifically focused on land ownership and management applications.

Photogrammetry — The application of photographic principles to the science of mapping — the science of obtaining reliable spatial measurements from imagery.

Remote Sensing — A group of techniques for collecting images or other forms of data about an object from measurements made at a distance from the object, and the processing and analysis of the data. Remote Sensing can be categorized into the following sub-systems:

•	Active System — A remote sensing system that transmits its own electromagnetic emanations at an object(s) and then records the energy reflected or refracted back to the sensor. Radar is an example of an active system. It sends out pulses of microwaves and then receives the echo reflected from the target.

•	Passive System — A sensing system that detects or measures radiation emitted or reflected by the target. The signal received by the passive sensor may be composed of energy emitted by the atmosphere, reflected energy from the surface, energy emitted by the target, or energy transmitted then emitted by the surface.

•	Aerial Sensing — Remote sensing from an airborne platform.

•	Satellite Sensing — Remote sensing from a satellite platform.

METROLOGY DIVISION

Coherent Laser Radar — A system for non-contact measurements. The instrument directs a focused invisible infrared laser beam to a surface point and coherently processes the reflected light. Precise measurements are possible within milliseconds. The distance measurement is combined with the positions of the two precision encoders to determine a point on a surface in space.

Coordinate Measuring Machine (CMM) — This machine is normally fixed in place with a maximum volume of 3-5-8 meters. It incorporates a probe, which can be slid along three physically defined and mutually perpendicular axes. An object to be measured is placed on the machine. By touching a probe against the object, the current contact position of the probe defines a point on the object that yields its three coordinates.

Laser Tracker — A dynamic tracking laser interferometer. The instrument uses an interferometer beam targeted onto a retro-reflector. If the reflector moves, the return beam shifts laterally. This shift is detected and the tracker moves to bring the beam back on line again. In this way a tracking mechanism is established. The angle and interferometer readings are continuously monitored and converted into three-dimensional coordinates at 1,000 times per second, the rate at which a moving reflector can be tracked in space.

Metrology — The science of dimensional measurement in one, two, and three dimensions.

Portable CMM (PCMM) Instruments — Mobile CMMs that enable the instrument to be brought closer to the object in question. Portable CMMs may be Laser Trackers, digital photogrammetry (videogrammetry) systems, Total Stations, Laser Scanners or articulated arms.

NEW BUSINESSES DIVISION

Cloud of Points / Point Cloud — The result of scanning an object or a scene in reality with a Laser Scanner. A Cloud of Points typically consists of thousands of individual points representing the scene or the object in a fully three-dimensional, digitized way. Each point within a Cloud of Points is defined by three coordinates (x, y, z), as well as other additional information like color or reflectivity. Clouds of Points serve as a basis to visualize the captured objects on a PC and/or to extract geometrical information from the scanned objects to serve a multitude of applications.

Laser Scanning — A technique to capture reality in a three-dimensional manner. A typical laser scanning system consists of a Laser Scanner to acquire the “Cloud of Points” and a PC-based software package to visualize and further process the data.

Laser Scanner — Captures reality by digitizing an object with a laser. Every transmitted laser pulse is used to measure a distance to the point of reflection, and simultaneously, horizontal and vertical angle measurements are taken. These basic measurements are being used to calculate three-dimensional coordinates for individual points. A Laser Scanner is typically able to measure between 1,000 to 2,000 points per second, with sub-centimeter accuracy.

Investor Relations George Aase Director — Investor Relations Leica Geosystems Heinrich-Wild-Strasse CH-9435 Heerbrugg Tel: +41 71 727 30 64 Email: investor@leica-geosystems.com	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) Phone +41 71 727 31 31 Fax +41 71 727 46 74

Additional Information

Year Ended March 31, 2002 Compared to Year Ended March 31, 2001

Sales

     Total Sales.   Total sales increased CHF 147.8 million, or 23%, to CHF 790.2 million for the twelve months ended March 31, 2002 from CHF 642.4 million for the twelve-month period ended March 31, 2001. Our revenue growth in Fiscal 2002 was significantly influenced by the consolidation of the recent acquisitions of LH Systems LLC and Erdas, Inc. Our regional results mirror the difficult economic circumstances faced by many economies this year. Our largest markets remain Europe and the Americas, where 79% of our sales originated. Revenue growth in Europe was impressive, with sales growing by 11%. The Americas, primarily the United States, made up 31% of our revenues, with growth heavily influenced by our acquisitions. This region was the most significantly impacted by the events of September 11 and the ensuing downturn in that market. Japan remained a disappointment, where we saw minimal growth compared to the previous year. Our Asian business held steady during difficult economic circumstances. Sales in this region were bolstered by heavy sales of surveying instruments into China.

     Surveying and Engineering.   Sales in the Surveying and Engineering segment increased by CHF 47.9 million, or 12.6%, to CHF 428.5 million for the twelve month period ended March 31, 2002 from CHF 380.6 million for the twelve-month period ended March 31, 2001. With an expanded product portfolio, the division was able to increase its revenue in all geographical regions except Japan, resulting in total revenue growth of 13%. The organic business of Surveying and Engineering, i.e. without the laser products of Laser Alignment, expanded 4.2% in a difficult global economic environment. The surveying business generated organic sales growth of 11%. The impact of the global downturn was confined primarily to the construction business, where the division saw a revenue contraction of 8% in the organic construction business. Nevertheless, the consolidation of Laser Alignment into the construction business increased construction revenues by 16%.

     GIS & Mapping.   Sales in this segment increased by CHF 100.7 million to CHF 113.2 million for the twelve month period ended March 31, 2002 from CHF 12.5 million for the twelve-month period ended March 31, 2001. The increase in sales is attributable to the acquisitions of Erdas and LH-Systems and the subsequent consolidation into our results.

     Consumer Products.   Sales in the Consumer Products segment decreased by CHF 10.4 million, or 17.9%, to CHF 47.8 million for the twelve months ended March 31, 2002 from CHF 58.3 million for the twelve-month period ended March 31, 2001. Significantly lower sales to the division’s former exclusive OEM partner, combined with slower demand in construction-related markets, led to this decline in sales. First steps into new distribution channels have already been taken with the division’s recent partnership with Lowe’s.

     Industrial Measurement.   Sales in the Industrial Measurement segment increased by CHF 0.6 million, or 1.0%, to CHF 63.1 million for the twelve months ended March 31, 2002 from CHF 62.5 million for the twelve-month period ended March 31, 2001. Due to strong customer commitment and project management, the division maintained its leading position as a technology leader and solutions provider within the portable metrology market (PMM). The division’s strong performance in all markets, including the United States, helped drive sales over CHF 63 million for the year.

     New Businesses.  This segment reflects the sales of Cyra Technologies, Inc. following the acquisition of this company on February 21, 2001. Sales in this segment increased from CHF 7 million for the period to March 31, 2001 to CHF 24.9 million for the twelve months ended March 31, 2002. On a full year basis the sales grew by CHF 10.5 million from CHF 14.4 million, representing an increase in excess of 70%. This division is still in the early stages of its life cycle with a clear strategic intent to become the leader in the emerging Laser Scanning market.

     Special Products.  Sales in the Special Products segment decreased by CHF 8.8 million, or 7.4%, to CHF 109.7 million for the twelve months ended March 31, 2002 from CHF 118.5 million for the twelve-month period ended March 31, 2001. Decline in sales are resulting primarily from the 75% divestiture of the SwissOptic manufacturing facility at the end of the first quarter. Sales of defense products increased by CHF 6.0 million, or 8.8%, to CHF 74.1 million for the twelve months ended March 31, 2002 from CHF 68.1 million for the twelve-month period ended March 31, 2001.

Gross Profit

     Gross profit increased by CHF 88.5 million, or 28.1%, to CHF 403.1 million for the twelve months ended March 31, 2002 from CHF 314.6 million for the twelve-month period ended March 31, 2001. Gross profit as a percentage of sales improved to 51.0% for the twelve-month period ended March 31, 2002 from 49.0% for the twelve-month period ended March 31, 2001. The addition of higher margin software businesses into our portfolio, primarily in the GIS and New Businesses segments, was a major factor in this improvement. Additionally, a relatively smaller portion of lower margin construction products in our sales mix, as well as the impact of capacity reduction and productivity measures implemented during the last two quarters of the year, further improved gross margins.

Research and Development Costs

     Research and development costs increased by CHF 29.6 million, or 77.1%, to CHF 68.0 million for the twelve month period ended March 31, 2002 from CHF 38.4 million for the twelve-month period ended March 31, 2001. The net increase in research and development expenditures in the current twelve-month period reflects the higher level of R&D due to the acquired companies, as well as the ram-up to new product launches, which will occur over the next months.

Selling and Marketing Costs

     Selling and marketing costs increased by CHF 40.0 million, or 26.3%, to CHF 192.4 million for the twelve-month period ended March 31, 2002 from CHF 152.4 million for the twelve months ended March 31, 2001. This increase was attributable to expenses primarily related to the acquired companies, as well as the gaining of market shares.

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General and Administrative Costs

     General and administrative costs increased by CHF 33.9 million, or 57.8%, to CHF 92.4 million for the twelve-month period ended March 31, 2002 from CHF 58.6 million for the twelve-month period ended March 31, 2001. The increased general and administrative for the twelve months ended March 31, 2002 is primarily reflective of the newly-acquired companies.

Other Operating Expense Net

     Other operating expenses net increased by CHF 80.2 million to CHF 89.3 million for the twelve month period ended March 31, 2002 from CHF 9.1 million for the twelve-month period ended March 31, 2001. The huge increase of other operating expenses was caused by the goodwill impairment of Cyra (CHF 58.0 million), the goodwill amortization (CHF 18.5 million) largely consisting of the goodwill arising from the acquisitions, as well as the restructuring costs (CHF 5.4 million) related to the “FIT-Together” project. Under International Accounting Standards (IAS), the Company wrote down CHF 58.0 million of goodwill associated with the Cyra acquisition. Based on current period operating results and management’s current expectation for the sector, the carrying amount of the asset may not be recoverable. Based on the Company’s analysis of future discounted net cash flow estimates, it was determined that impairment existed. As such, the goodwill associated with the Cyra acquisition has been written down to its estimated fair value, which was determined by discounting the net future anticipated cash flows using a discount rate of 15.5%. The amount is included in the New Businesses reporting segment. Under U.S. GAAP, the Company has chosen not to early adopt the provisions of SFAS No. 142. The Company expects the adoption of these accounting standards will result in certain of its intangibles being subsumed into goodwill and will have the impact of reducing amortization of goodwill and intangibles commencing April 1, 2002. Upon adoption of SFAS No. 142, the Company estimates a goodwill impairment charge of CHF 58.0 million.

Operating Profit/(Loss) Before Financial Items

     Total operating result turned from an operating profit of CHF 56.6 million for the twelve months ended March 31, 2001 to an operating loss of CHF 38.4 million for the twelve-month period ended March 31, 2002. The combination of factors described above, significantly impacted by the goodwill impairment of Cyra, contributed to this operating loss.

Net Income/ (Loss) from Associated Companies

     Net income/ (loss) from associated companies increased by CHF 1.1 million, to a gain of CHF 0.1 million for the twelve months ended March 31, 2002 from a loss of CHF 1.0 million for the twelve-month period ended March 31, 2001. Due to the Leica Geosystems acquisition program of the last two fiscal years, the comparison between both fiscal years is distorted by different consolidated associated companies.

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Finance Costs

     Total finance costs decreased from CHF 67.1 million in Fiscal 2001 to CHF 14.8 million for the twelve-month period ended March 31, 2002 representing a decrease by CHF 52.3 million. The decrease in finance costs is mainly related to the significant one-time financing costs (CHF 51.5 million) in the prior fiscal year. These costs were to a large extent, charges arising from the repayment of debt obligations. Of the total amount, CHF 36.3 million was non-cash in nature and reflects the accelerated write-off of capitalized debt discount and debt issue costs from retired obligations. Net interest expense decreased by CHF 1.0 million, or 5.2%, to CHF 18.2 million for the twelve-month period ended March 31, 2002 from CHF 19.2 million for the twelve-month period ended March 31, 2001, resulting from our lower debt levels subsequent to our initial public offering in July 2000.

Income Tax Benefit/ (Expense)

     On a consolidated basis, our income taxes increased by CHF 5.7 million to a CHF 2.1 million tax expense for the twelve months ended March 31, 2002 compared to a CHF 3.6 million tax benefit for the twelve-month period ended March 31, 2001.

Net Income/(Loss)

     As a result of the factors described above, we recorded a net loss in the amount of CHF 55.3 million for the twelve month period ended March 31, 2002 compared to net loss of CHF 8.0 million for the twelve-month period ended March 31, 2001. The loss for the twelve month period ended March 31, 2002 is significantly impacted by the goodwill impairment of Cyra.

Normalization

     As indicated above, the trend in results shown by our audited consolidated financial statements is distorted to a significant extent by (i) capitalization of certain development costs which began at April 1, 1998 rather than retroactively for all periods presented, in connection with the change from reporting under Swiss GAAP to IAS and (ii) certain exceptional and non-recurring items. For Fiscal 2002, our operating results have not been affected by either one of the above.

     The normalization calculation, which has not been audited, has not been prepared in accordance with IAS or U.S. GAAP and should not be considered an alternative to any IAS or U.S. GAAP measure. The normalization calculation is not intended to be a substitute for any other measures under either IAS or U.S. GAAP and is solely for illustrative purposes.

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     The following table sets forth, for the periods indicated, our EBIT normalized to adjust for the factors described above. EBIT represents our operating profit plus/(minus) our net gain/(loss) from associated companies. The normalization adjustments are based on significant assumptions and estimates, details of which are set out in the notes that follow.

	Year ended March 31,

	2000	2001	2002

	(CHF in millions)

Operating profit as reported	36.6	56.6	(38.4)
Net income from associated companies	3.1	(1.0)	0.1

Reported EBIT	39.7	55.6	(38.3)
Implementation of IAS 38:
Amortization of development costs (1)	(13.0)	(5.7)	—
Non-recurring items (2)	4.2	—	—

Normalized EBIT	30.9	49.9	(38.3)

     The following table sets forth, for the periods indicated, our EBITDA, normalized to adjust for the factors described above. EBITDA represents EBIT, adding back depreciation and amortization.

	Year ended March 31,

	2000	2001	2002

	(CHF in millions)

Reported EBIT	39.7	55.6	(38.3)
Depreciation and amortization	34.0	41.9	135.6

Reported EBITDA	73.7	97.5	97.3
Non-recurring items (2)	4.2	—	—

Normalized EBITDA	77.9	97.5	97.3

(1)	Under IAS, development expenditure (as opposed to costs of research) is capitalized in accordance with the criteria set out in IAS. Development expenditure is capitalized from the point at which the project’s technical feasibility, profitability and payback are established up to the date of product release to the market, and amortized on a straight-line basis over the lifetime of the products concerned, which we have estimated as generally being three years.

In order to restate fully the results for Fiscal 2000, 2001 and 2002 in accordance with IAS, development expenditure would be required to be identified at least as far back as April 1, 1996 (because development expenditure capitalized in Fiscal 1997 would result in amortization charges through Fiscal 2000). In preparing our annual financial statements, we did not have sufficient detailed information, capable of being audited, to identify development expenditure back to this date.

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In preparing our consolidated financial statements under IAS, development expenditure has therefore been capitalized only as from April 1, 1998. As a consequence, the trend in results shown by our audited consolidated financial statements for Fiscal 2000, 2001 and 2002 is distorted by the following factors:

	•	there being no amortization charge for development expenditure in Fiscal 2000 and, for Fiscal 2001 and 2002, the charge relating only to development expenditure capitalized after April 1, 1999 and not to any development expenditure that would otherwise have been capitalized prior to that date.

For these reasons, estimated normalization adjustments have been made on the following bases and assumptions:

	•	it is assumed that, in each year prior to Fiscal 1999, development expenditure would have represented 35% of the research and development expenditure in that year; and

	•	amortization of development expenditure has been calculated on the assumption that amortization commences in the year following the incurrence of the relevant expense and that, in accordance with our accounting policy, such expense is amortized over three years.

The adjustment to development costs amortized in each year reflects the difference between the charge calculated on the above basis and that actually recorded in our audited consolidated financial statements.

(2)	Non-recurring items in Fiscal 2000 comprised:

	•	costs of settling a legal dispute (CHF 1.4 million), establishing our own sales organization in Japan (CHF 1.0 million) and commissioning a special market study (CHF 0.8 million);

	•	the write-off of a pension asset of CHF 2.1 million as a result of our withdrawal from the defined benefit pension scheme in the UK operated jointly with Leica Microsystems; this was offset by a non-recurring profit of CHF 1.3 million resulting from a reassessment of our U.S. pension position at the date of the Leica Geosystems Group Acquisition; and

	•	management fees of CHF 0.2 million related to the Leica Geosystems Group Acquisition which will not be recurring.

Liquidity and Capital Resources

     At March 31, 2002, our net working capital was CHF 131.4 million, 17.8 million less than at March 31, 2001. Since the completion of the Leica Geosystems Group Acquisition on October 2, 1998, we have financed our working capital requirements from borrowings under the Revolving Credit Facility, which remains our primary source of unused liquidity, and from cash generated from operating activities. At March 31, 2002, after taking into account amounts used for foreign exchange, guarantee and letter of credit facilities, we had CHF 85.5

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million available under our Revolving Credit Facility, as compared to CHF 62.1 million at March 31, 2001. Please refer to pp. 21-22 of the Annual Report for a discussion of the new Revolving Credit Facility.

     Cash provided by operating activities increased from CHF 28.4 million for the year ended March 31, 2001, to CHF 72.8 million for the year ended March 31, 2002, mainly as a result of strong net working capital management. Cash used in investing activities increased by CHF 23.1 million to CHF 121.5 million for the year ended March 31, 2002 compared to CHF 98.4 million for the year ended March 31, 2001, principally as a result of business acquisitions. Cash from financing activities decreased from cash proceeds of CHF 70.0 million for the year ended March 31, 2001, to CHF 49.0 million cash provided for the year ended March 31, 2002. Financing transactions for the prior year was significantly impacted by our July 12, 2000 initial public offering and the subsequent repayment of certain debt obligations, whereas in Fiscal 2002 the financing of our two acquisitions (ERDAS and LH Systems) increased our loans and borrowings.

     On March 31, 2002, we had financial indebtedness of CHF 232.8 million under the Notes and our credit facilities. The Revolving Credit Facility and the indenture pursuant to which the Notes were issued contain covenants and other provisions customary for facilities of their type. At March 31, 2002, the Company had a CHF 240.0 million Revolving Multicurrency Credit Facility which expires in full in July, 2003. The balance outstanding at March 31, 2002, was CHF 135.8 million and at March 31, 2001, was CHF 96.7 million. The maturity date of the remaining Notes (EURO 65.0 million) is December 15, 2008.

     The following table summarizes Leica Geosystems contractual obligations at March 31, 2002 and the effect such obligations are expected to have on its liquidity and cash flows in future periods.

	Payments due by Period

		Within		After
	Total	1 year	1 - 3 years	3 years

	(CHF in millions)

Operating leases	42.0	11.4	22.1	8.5
in %	100%	27%	53%	20%

     Principal amounts for the Company’s long-term debt obligations are set forth in the table below:

	Principal Amount		Weighted Average Interest Rates
	March 31,		March 31,

	2001	2002	2001	2002	Maturity Date

	(CHF in millions)

Revolving Credit Facility	96.7	135.8	6.3%	6.1%	2003
Notes	99.2	95.2	9.9%	9.9%	2008

Total loans and borrowings	195.9	231.0

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Capital Expenditures

     Mainly due to the recent acquisitions, our capital expenditures in Fiscal 2002 increased by 9.4% to CHF 171.0 million from CHF 156.3 million in Fiscal 2001. Excluding the acquired goodwill associated with the Erdas and LH-Systems acquisitions, our capital expenditures would have been CHF 82.6 million in Fiscal 2002. The investments in Fiscal 2002 included CHF 79.6 million in Atlanta (Georgia), CHF 39.5 million in the Heerbrugg facilities, CHF 33.7 million in San Diego (California), CHF 7.5 million in Oakland (California), CHF 3.9 million in the Torrance (California), CHF 1.4 million in the Singapore facility and CHF 1.1 million in Grand Rapids (Michigan). The remaining capital expenditures during the year were spread widely among our selling units.

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